
15007948

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


SEC MAIL PROCESSING
RECEIVED
AUG - 6 2015
WASH. D.C.
201 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO THE

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

New Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001644482
(Registrant's CIK Number)

Exhibit 99.3.1 to the Pre-Effective Amendment No. 2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-204842
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

{Clients/1569/00250695.DOC/ }

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the New Buffalo, Michigan on August 6, 2015.

NEW BANCORP, INC.

By: 

Richard C. Sauerman
President and Chief Executive Officer

{Clients/1569/00241843.DOC/ }

EXHIBIT 99.3.1



Grant of Continuing Hardship Exemption

June 10, 2015

Applicant: Steven T. Lanter

Company Name: New Bancorp Inc.

Form Type: S-1

Period:

Subject document: Exhibit 99.3 to Form S-1 to be filed on or about June 9, 2015

We considered your continuing hardship exemption request submitted via EDGAR on June 9, 2015 (Accession no. 0000943374-15-000312) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.



Heather Mackintosh
Director, Office of Information Technology
Division of Corporation Finance

REVISED
CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

New Bancorp, Inc.
New Buffalo, Michigan

As Of:
May 13, 2015

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

August 5, 2015

Boards of Directors
New Bancorp, Inc.
New Buffalo Savings Bank
45 North Whittaker Street
New Buffalo, Michigan 49117

To the Boards:

We hereby submit our revised independent appraisal of the pro forma market value of the to be issued stock of the New Bancorp, Inc. (the "Corporation") which is the holding company of New Buffalo Savings Bank ("New Buffalo Savings" or the "Bank"), New Buffalo, Michigan. Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Bank. This revised appraisal, as of May 13, 2015, was prepared and provided to the Bank in accordance with the regulatory appraisal requirements and regulations.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by New Buffalo Savings and the material provided to us by the independent auditor, BKD, LLP, Indianapolis, Indiana, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of the original and the revised appraisal, we held discussions with the management of New Buffalo Savings, with the law firm of Luse Gorman Pomerenk & Schick, PC, Washington, D.C., the Bank's conversion counsel, and with BKD, LLP, the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent Business Plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation can be further updated as required and will give consideration to any new developments in New Buffalo Savings' operations that have an impact on the results of operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of May 13, 2015, the pro forma market value or appraised value of the Corporation is $7,800,000 at the midpoint, representing 780,000 shares at $10 per share. The pro forma valuation range of the Corporation is from a minimum of $6,630,000 to a maximum of $8,970,000, with a maximum, as adjusted, of $10,315,500, representing 663,000 shares, 897,000 shares and 1,031,550 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The revised pro forma appraised value of New Bancorp, Inc., as of May 13, 2015, is $7,800,000, at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.



REVISED
CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

New Bancorp, Inc.
New Buffalo, Michigan

As Of:
May 13, 2015

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of New Bancorp, Inc. (the "Corporation"), a Maryland corporation, which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of New Buffalo Savings Bank ("New Buffalo Savings" or the "Bank"), New Buffalo, Michigan. The shares of common stock are to be issued in connection with the Bank's Application for Approval of Conversion from a federal-chartered mutual savings bank to a federal-chartered stock savings bank.

The Application is being filed with the Office of the Comptroller of the Currency ("OCC") and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Luse Gorman Pomerenk & Schick, PC, Washington, D.C.

This conversion appraisal was prepared based on the guidelines used by the OCC entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OCC application requirements and the Revised Guidelines for Appraisal Reports and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

Introduction (cont.)

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2010 through 2014, and unaudited financials for the three months ended March 31, 2014 and 2015, and discussed them with New Buffalo Savings' management and with New Buffalo Savings' independent auditors, Crowe Horwath, LLP, Indianapolis, Indiana. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form AC and discussed it with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited New Buffalo Savings' main office and two branches and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Michigan and the United States. We have also examined the competitive market within which New Buffalo Savings operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected publicly traded thrift institutions and compared the performance of New Buffalo Savings to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF NEW BUFFALO SAVINGS BANK

GENERAL

New Buffalo Savings was organized in 1921 as a state-chartered mutual savings and loan association, with the name New Buffalo Building and Loan Association. In 1957, New Buffalo Building and Loan Association changed its name to New Buffalo Savings and Loan Association. The Bank converted to a federal-chartered mutual savings bank in 1989 and changed its name to New Buffalo Savings Bank, fsb.

New Buffalo Savings conducts its business from its main office and two branches, with its main office located in New Buffalo, Michigan, and one branch in Three Oaks, Michigan, and a second branch located in Sawyer, Michigan. The Bank's primary retail market area is focused on New Buffalo, Three Oaks and Sawyer, while the Bank's lending market extends into the surrounding Berrien County, Michigan and also into Lake, LaPorte and Porter Counties, Indiana, also served by the Bank's loan production office. The Bank has a loan production office in Merrillville, Indiana, in Lake County, Indiana.

New Buffalo Savings' deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). New Buffalo Savings is a member of the Federal Home Loan Bank (the "FHLB") of Indianapolis and is regulated by the OCC. As of March 31, 2015, New Buffalo Savings had assets of $89,150,000 deposits of $71,259,000 and equity of $10,070,000.

New Buffalo Savings has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. New Buffalo Savings has been involved in the origination of one- to four-family mortgage loans, which represented 54.7 percent of its loan originations during the fiscal year ended December 31, 2014. One- to four-family mortgage loan originations represented a larger 88.9 percent of loan originations during the three months ended March 31,

2015. At March 31, 2015, 50.1 percent of the Bank's gross loans consisted of residential real estate loans on one- to four-family dwellings, including home equity loans, compared to a smaller 45.2 percent at December 31, 2013, with the primary sources of funds being retail deposits from residents in its local communities and to a much lesser extent, FHLB advances. The Bank is also an originator of multi-family loans, commercial real estate loans, construction loans, commercial business loans and consumer loans. Consumer loans include auto loans, boat loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $9.5 million, or 10.7 percent of its assets, excluding FHLB stock which totaled $678,000 or 0.8 percent of assets at March 31, 2015. Deposits, principal payments, loan sales, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold in the stock conversion will be $7.8 million or 780,000 shares at $10 per share based on the midpoint of the appraised value of $7.8 million. The net conversion proceeds will be $6.7 million, reflecting conversion expenses of approximately $1.15 million. The actual cash proceeds to the Bank of $3.3 million will represent 50.0 percent of the net conversion proceeds at the midpoint. The ESOP will represent 8.00 percent of the gross shares issued or 62,400 shares at $10 per share, representing $624,000. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP or to purchase short-and intermediate-term government or federal agency securities.

The Bank has experienced a modest deposit decrease over the past four fiscal years, with deposits decreasing 4.8 percent from December 31, 2010, to December 31, 2014, or an average of 1.2 percent per year. From December 31, 2014, to March 31, 2015, deposits then increased by 5.0 percent or 20.0 percent on an annualized basis, compared to a decrease of 10.0 percent in fiscal 2014.

The Bank has focused on reducing its loan portfolio during the past four years, on improving its asset quality position, on strengthening its net interest margin and on maintaining a reasonable equity to assets ratio. Equity to assets decreased from 13.85 percent of assets at December 31, 2010, to 11.03 percent at December 31, 2014, due primarily to the Bank's loss in fiscal 2014, partially reduced by the Bank's shrinkage in assets.

The primary lending strategy of New Buffalo Savings has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, the origination of commercial real estate and multi-family loans, the origination of commercial business loans and the origination of construction loans, with less activity in consumer loans.

The Bank's share of one- to four-family mortgage loans has increased modestly from 45.2 percent of gross loans at December 31, 2013, to 50.1 percent as of March 31, 2015. Commercial real estate and multi-family loans decreased from 38.1 percent of loans to 36.5 percent of loans, and construction loans decreased from 13.4 percent of loans to 10.7 percent from December 31, 2013, to March 31, 2015. All types of real estate loans as a group increased slightly from 96.7 percent of gross loans at December 31, 2013, to 97.3 percent at March 31, 2015. The increase in real estate loans was offset by the Bank's decrease in commercial loans. The Bank's share of commercial loans witnessed a decrease in their share of loans from 2.9 percent at December 31, 2013, to 2.1 percent at March 31, 2015, and the Bank's share of consumer loans increased from a minimal 0.4 percent to 0.6 percent during the same time period.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank's

General (cont.)

level of nonperforming assets. At December 31, 2013, New Buffalo Savings had $1,273,000 in its loan loss allowance or 2.10 percent of gross loans, and 88.0 percent of nonperforming loans with the loan loss allowance decreasing to $1,147,000 and representing a lower 1.60 percent of gross loans and a higher 118.7 percent of nonperforming loans at March 31, 2015.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a continued emphasis on strengthening noninterest income and controlling noninterest expenses. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and increasing noninterest income, reducing nonperforming assets, and controlling noninterest expenses.

PERFORMANCE OVERVIEW

The financial position of New Buffalo Savings at fiscal year end December 31, 2010, through December 31, 2014, and at March 31, 2015, is shown in Exhibits 1 and 2, and the earnings performance of New Buffalo Savings for the fiscal years 2010 through 2014 and for the twelve months ended March 31, 2015, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2013 and 2014, and at March 31, 2015. New Buffalo Savings has experienced a rise in its loan portfolio, a decrease in its asset base, an increase in cash and investments, and a decrease in retail deposits from 2013 through 2014. The most recent trend for the Bank from December 31, 2014, through March 31, 2015, was a modest decrease in assets, a modest increase in cash and investments, a moderate decrease in loans with a moderate increase in deposits.

With regard to the Bank's historical financial condition, New Buffalo Savings has experienced a modest decrease in assets from December 31, 2013, to December 31, 2014, with a modest increase in loans, a moderate decrease in deposits and a moderate decrease in the dollar level of equity over the past year.

The Bank witnessed a decrease in assets of $3.7 million or 3.9 percent for the period of December 31, 2013, to December 31, 2014. For the three months ended March 31, 2015, assets decreased $1.6 million or 1.7 percent, or 6.8 percent, annualized. Over the past four fiscal periods, the Bank experienced its largest dollar decrease in assets of $5.9 million in fiscal year 2011, due primarily to a $5.5 million decrease in loans, with a $2.1 million decrease in deposits and a $4.5 million decrease in FHLB advances. During the Bank's most recent fiscal year of 2014, assets decreased $3.7 million or 3.9 percent, compared to an increase of $218,000 or 0.2 percent in 2013.

New Buffalo Savings' net loan portfolio, which includes mortgage loans and nonmortgage loans, increased from $56.8 million at December 31, 2013, to $72.9 million at December 31, 2014, and represented a total increase of $16.1 million, or 28.3 percent.

Performance Overview (cont.)

For the three months ended March 31, 2015, net loans decreased $2.4 million or 3.3 percent to $70.5 million.

New Buffalo Savings has obtained funds through deposits and FHLB advances with a moderate use of FHLB advances totaling $6.9 million at March 31, 2015. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for competing for retail deposits. Deposits decreased $7.6 million or 10.0 percent from fiscal 2013 to 2014. For the three months ended March 31, 2015, deposits increased by $3.4 million or 5.0 percent to $71.3 million.

The Bank witnessed a decrease in its dollar equity level from 2013 to 2014. Equity increased slightly in the three months ended March 31, 2015. At December 31, 2013, the Bank had an equity level of $12.4 million, representing a 13.15 percent equity to assets ratio and decreased to $10.0 million at December 31, 2014, representing a lower 11.03 percent equity to assets ratio. At March 31, 2015, equity was a slightly higher $10.1 million and was a modestly higher 11.30 percent of assets.

The overall decrease in the equity to assets ratio from December 31, 2013, to March 31, 2015, was the result of the Bank's losses in 2013 and 2014. The dollar level of equity decreased 23.8 percent from December 31, 2012, to December 31, 2014, representing an average annual decrease of 11.9 percent, and then increased 0.6 percent from December 31, 2014, through March 31, 2015.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for New Buffalo Savings. This table provides key income and expense figures in dollars for the fiscal years of 2013 and 2014, and for the three months ended March 31, 2014 and 2015.

New Buffalo Savings witnessed a modest decrease in its dollar level of interest income from fiscal 2013 to fiscal 2014. Interest income was $3.0 million in 2013 and a lower $2.9 million in 2014. Interest income then increased modestly in the three months ended March 31, 2015, to $812,000 or $3.2 million, annualized, compared to $2.9 million in 2014.

The Bank's interest expense experienced a moderate decrease from fiscal year 2013 to 2014. Interest expense decreased from $725,000 in 2013 to $593,000 in 2014, representing a decrease of $132,000 or 18.2 percent. Interest income decreased a lesser $88,000 or 2.9 percent. Such decrease in interest income from 2013 to 2014, notwithstanding the larger decrease in interest expense, resulted in a dollar increase in annual net interest income and an increase in net interest margin. Interest expense then increased in the three months ended March 31, 2015, to $167,000 or $668,000, annualized, compared to $593,000 in interest expense in fiscal 2014.

The Bank recognized provisions for loan losses in each of the past two fiscal years of 2013 and 2014 but made no provisions in the three months ended March 31, 2015. The amounts of those provisions were determined in recognition of the Bank's levels of loans, nonperforming assets, charge-offs and repossessed assets. The loan loss provisions were $280,000 in 2013 and $(100,000) in 2014, with no provisions in the three months ended March 31, 2015. The impact of these loan loss provisions has been to provide New Buffalo Savings with a general valuation allowance of $1,147,000 at March 31, 2015, or 1.60 percent of gross loans and 118.7 percent of nonperforming loans.

Income and Expense (cont.)

Total other income or noninterest income indicated an increase in dollars from 2013 to 2014. Noninterest income was $1.1 million or 1.12 percent of assets in 2013, including $219,000 in gains on the sale of loans and $220,000 in gains on foreclosed assets and a lower $450,000 in fiscal year 2014 or 0.50 percent of assets, including a $110,000 loss on foreclosed assets and $47,000 in gains on the sale of loans in 2014. In the three months ended March 31, 2015, noninterest income was $246,000, representing 1.10 percent of assets on an annualized basis. Noninterest income consists primarily of service charges, bank-owned life insurance income, loan servicing fees, gains on the sale of loans and other income.

The Bank's general and administrative expenses or noninterest expenses increased from $3.80 million for the fiscal year of 2013 to $5.32 million for the fiscal year ended December 31, 2014, representing an increase of 40.0 percent and due primarily to a one-time compensation expense, and then decreased to $3.32 million for the three months ended March 31, 2015, on an annualized basis, representing a decrease of 37.6 percent from fiscal 2014. On a percent of average assets basis, operating expenses increased from 3.91 percent of average assets for the fiscal year ended December 31, 2013, to 6.03 percent for the fiscal year ended December 31, 2014, and then decreased to 3.74 percent for the three months ended March 31, 2015, annualized.

The net earnings position of New Buffalo Savings has indicated noticeable volatility in 2013 and 2014 and in the three months ended March 31, 2015. The annual net income (loss) figures for the fiscal years of 2013 and 2014 were $(685,000) and $(2,435,000), respectively, representing returns on average assets of (0.71) percent and (2.74) percent for fiscal years 2013, and 2014, respectively. For the three months ended March 31, 2015, New Buffalo Savings had net income of $61,000, representing a return on average assets of 0.27 percent, annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended March 31, 2015. The Bank's normalized earnings typically eliminate any nonrecurring income and expense items. There were two income adjustment and two expense adjustments resulting in the normalized loss being less than actual loss for the twelve months ended March 31, 2015, and equal to a loss of $541,000. The core income adjustments were an increase in gains on sale of loans of $86,000 and a reduction in losses on sale of REO of $164,000 and expense adjustments of $963,000 for one-time compensation costs and $86,000 for legal fees.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on average assets changed from (0.71) percent in fiscal year 2013, to (2.74) percent in 2014, with the lower earnings in 2014 due primarily to the Bank's higher operating expenses. Return on average assets was a higher 0.27 percent, annualized, for the three months ended March 31, 2015.

The Bank's net interest rate spread increased from 2.46 percent in 2013 to 2.90 percent in 2014, and then increased to 3.28 percent for the three months ended March 31, 2015. The Bank's net interest margin indicated a similar trend, increasing from 2.62 percent in 2013 to 3.02 percent in 2014, and then increased to 3.34 percent for the three months ended March 31, 2015. New Buffalo Savings' net interest rate spread increased 44 basis points from 2013 to 2014 and then increased 38 basis points in the three months ended March 31, 2015. The Bank's net interest margin followed a similar trend, increasing 40 basis points from 2013 to 2014 and then increasing 32 basis points for the three months ended March 31, 2015.

The Bank's return on average equity decreased from 2013 to 2014. The return on average equity decreased from (5.24) percent in 2013, to (20.59) percent in 2014, and then increased to 2.43 percent, annualized, for the three months ended March 31, 2015.

New Buffalo Savings' ratio of average interest-earning assets to interest-bearing liabilities decreased modestly from 119.46 percent at December 31, 2013, to 115.15 percent at

December 31, 2014, and then decreased to 106.84 percent at March 31, 2015. The Bank's overall decrease in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's decrease in equity.

The Bank's ratio of noninterest expenses to average assets increased from 3.92 percent in fiscal year 2013 to 6.00 percent in fiscal year 2014, due to a one-time compensation cost, and then decreased noticeably to 3.74 percent, based on the three months ended March 31, 2015, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 59.4 percent for all thrifts and 80.1 percent for thrifts with assets of less than $100.0 million, with the lower the ratio indicating higher efficiency. The Bank has been characterized with a moderately lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 113.55 percent in 2013 to 190.93 percent in 2014, and then decreased to 93.15 percent in the three months ended March 31, 2015.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans is a key indicator of asset quality. New Buffalo Savings witnessed an increase in its nonperforming loans ratio from 2013 to 2014, which then decreased in the three months ended March 31, 2015, and the ratio is currently above the industry norm. Nonperforming loans, by definition, consist of loans delinquent 90 days or more, troubled debt restructurings that have not been performing for at least three months, and nonaccruing loans. New Buffalo Savings' nonperforming loans consisted primarily of nonaccrual loans. The ratio of nonperforming loans to total loans was 1.38 percent at March 31, 2015, decreasing from 1.65 percent at December 31, 2014, and from 2.49 percent at December 31, 2013. The Bank's ratio of nonperforming assets to total assets was a higher 1.76 percent at March 31, 2015, decreasing from 2.79 percent at December 31, 2013.

Income and Expense (cont.)

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 2.19 percent of loans at December 31, 2013, and decreased to 1.56 percent at December 31, 2014, and then increased to 1.64 percent of loans at March 31, 2015. As a percentage of nonperforming loans, New Buffalo Savings' allowance for loan losses to nonperforming loans was 88.04 percent at December 31, 2013, a higher 94.79 percent at December 31, 2014, and a higher 118.74 percent at March 31, 2015.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the 2014 fiscal year and for the three months ended March 31, 2015. For the year ended December 31, 2014, net interest income increased $44,000, due to a decrease in interest income of $88,000, reduced by an $132,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $126,000 reduced by an increase due to volume of $38,000. The decrease in interest expense was due to a $31,000 decrease due to rate, accented by a $101,000 decrease due to volume.

For the three months ended March 31, 2015, net interest income increased $83,000, due to an increase in interest income of $97,000, reduced by a $14,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $148,000 reduced by a decrease due to rate of $51,000. The increase in interest expense was due to a $20,000 increase due to volume, reduced by an $6,000 decrease due to rate.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2013 and 2014, for the three months ended March 31, 2014 and 2015, and at March 31, 2015, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

New Buffalo Savings' weighted average yield on its loan portfolio decreased 26 basis points from fiscal year 2013 to 2014, from 4.90 percent to 4.64 percent and then decreased 27 basis points to 4.37 percent for the three months ended March 31, 2015. The yield on investment securities increased 11 basis points from 1.28 percent in 2013 to 1.39 percent in fiscal year 2014. The Bank had no investment securities at March 31, 2015. The yield on other interest-earning assets increased 19 basis points from fiscal year 2013 to 2014, from 0.17 percent to 0.36 percent, and then increased 88 basis points to 1.24 percent for the three months ended March 31, 2015. The combined weighted average yield on all interest-earning assets increased 33 basis points to 3.78 percent, from fiscal year 2013 to 2014, increased 43 basis points to 4.21 percent for the three months ended March 31, 2015, then increased another 14 basis points to 4.34 percent at March 31, 2015.

New Buffalo Savings' weighted average cost of interest-bearing liabilities decreased 11 basis points to 0.88 percent from fiscal year 2013 to 2014, which was less than the Bank's 33 basis point increase in yield, resulting in an increase in the Bank's net interest rate spread of 44 basis points from 2.46 percent to 2.90 percent from 2013 to 2014. Then the Bank's interest rate spread increased 38 basis points to 3.28 percent for the three months ended March 31, 2015, and then increased 8 basis points to 3.36 percent at March 31, 2015. The Bank's net interest margin increased from 2.62 percent in fiscal year 2013 to 3.02 percent in fiscal year 2014, representing an increase of 40 basis points, and then increased 32 basis point to 3.34 percent for the three months ended March 31, 2015.

Yields and Costs (cont.)

The Bank's ratio of average interest-earning assets to interest-bearing liabilities decreased from 119.46 percent for the year ended December 31, 2013, to 106.84 percent for the three months ended March 31, 2015.

INTEREST RATE SENSITIVITY

New Buffalo Savings has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of interest rate risk exposure by maintaining higher shares of adjustable-rate residential mortgage loans and adjustable-rate home equity loans, and modest shares of commercial real estate and multi family loans to offset its higher share of fixed-rate residential mortgage loans. New Buffalo Savings recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and economic value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in economic value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. New Buffalo Savings has responded to the interest rate sensitivity issue by increasing its shares of adjustable-rate one to four family loans, including home equity loans and controlling its fixed-rate one- to four-family loans through the sale of loans in the secondary market.

The Bank measures its interest rate risk through the use of its net portfolio value of equity ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis by an outside firm, showing the Bank's NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in the NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

Interest Rate Sensitivity (cont.)

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, sale of fixed-rate loans, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank's NPV levels and ratios as of March 31, 2015, based on the most recent calculations and reflects the changes in the Bank's NPV levels under rising and declining interest rates.

The Bank's change in its NPV level at March 31, 2015, based on a rise in interest rates of 100 basis points was a 0.2 percent decrease, representing a dollar decrease in equity value of $17,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV level was estimated to increase 3.6 percent or $356,000 at March 31, 2015. The Bank's exposure increases to a 0.9 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $86,000. The Bank's exposure is not reasonably measurable based on a 200 basis point decrease in interest rates, due to the currently low level of interest rates.

The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 11.20 percent and indicates a 19 basis point increase from its 11.01 percent based on no change in interest rates.

The Bank is aware of its interest rate risk exposure under rapidly rising rates and falling rates. Due to New Buffalo Savings' recognition of the need to control its interest rate exposure, the Bank has been moderately active in the origination of adjustable-rate loans. The Bank plans to increase its lending activity in the future and continue to maintain a moderate share of adjustable-rate loans. The Bank will also continue to focus on strengthening its NPV ratio, recognizing the planned conversion and stock offering will strengthen the Bank's equity level and NPV ratio, based on any change in interest rates.

LENDING ACTIVITIES

New Buffalo Savings has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate and multi-family loans, construction loans, home equity loans, consumer loans and commercial business loans. Exhibit 12 provides a summary of New Buffalo Savings' loan portfolio by loan type at December 31, 2013 and 2014, and at March 31, 2015.

The primary loan type for New Buffalo Savings has been residential loans secured by one- to four-family dwellings, representing a moderate 50.1 percent of the Bank's gross loans as of March 31, 2015, which includes loans held-for-sale. This share of loans has seen a modest increase from 45.2 percent at December 31, 2013. The second largest real estate loan type as of March 31, 2015, was combined commercial real estate and multi-family loans, which comprised a relatively strong 36.5 percent of gross loans at March 31, 2015, compared to 38.1 percent as of December 31, 2013. The third largest real estate loan type was construction loans, which comprised a moderate 10.7 percent of gross loans at March 31, 2015, compared to a larger 13.4 percent at December 31, 2013. These three real estate loan categories represented a strong 97.3 percent of gross loans at March 31, 2015, compared to a similar 96.7 percent of gross loans at December 31, 2013.

Home equity loans and lines of credit are included in mortgage loans and represented a moderate size loan category for New Buffalo Savings. These home equity loans totaled $4.1 million and represented 5.7 percent of gross loans at March 31, 2015, compared to a slightly larger $2.3 million or 3.7 percent of gross loans at December 31, 2013.

Commercial loans represented a modest size loan category for New Buffalo Savings. Commercial loans totaled $1.5 million and represented 2.1 percent of gross loans at March 31, 2015, compared to a larger $1.7 million or 2.9 percent of gross loans at December 31, 2013.

The consumer loan category was the smallest loan category at March 31, 2015, and represented a modest $422,000 or 0.6 percent of gross loans compared to 0.4 percent at

December 31, 2013. Consumer loans were also the smallest loan category at December 31, 2013. The Bank's consumer loans include automobile and boat loans, savings account loans, and other secured and unsecured loans. The overall mix of loans has witnessed modest changes from December 31, 2013, to March 31, 2015, with the Bank having increased its share of one- to four-family loans and consumer loans to offset its decreases in commercial real estate and multi-family loans, construction loans and commercial loans.

The emphasis of New Buffalo Savings' lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Berrien County, Michigan and La Port, Lake and Porter Counties in Indiana. At March 31, 2015, 50.1 percent of New Buffalo Savings' gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers three types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of five years, seven years and ten years. The interest rates on ARMs are generally indexed to the weekly average yield on U.S. Treasury rate securities adjusted to a constant maturity of one year. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 5.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury securities rate. The Bank normally retains all ARMs which it originates. The majority of ARMs have terms of up to 30 years, which is the maximum term offered, with some loans having terms of 15 and 20 years.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

Lending Activities (cont.)

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with New Buffalo Savings' fixed-rate mortgage loans having terms of 15 years, 20 years and 30 years with a focus on 15 years or less. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's fixed-rate mortgage loans normally conform to FHLMC underwriting standards, which enables the Bank to sell a portion of these loans in the secondary market with the Bank normally retaining the servicing.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at New Buffalo Savings, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio for fixed-rate loans and adjustable-rate loans. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

New Buffalo Savings has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $26.2 million in commercial real estate and multi-family loans combined at March 31, 2015, or 36.5 percent of gross loans, compared to a smaller $23.1 million but a larger 38.1 percent of gross loans at December 31, 2013.

The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments, office buildings, warehouses, and other owner-occupied properties used for business. Most of the multi-family and commercial real estate loans are fully amortizing with an amortization period of up to 20 years. The maximum loan-to-value ratio is normally 75.0 percent.

The Bank also originates home equity loans. The Bank had $4.1 million or 5.7 percent of gross loans in home equity loans at March 31, 2015. Home equity loans normally have a term of up to ten years with an adjustable interest rate for the term of the loan and a loan-to-value ratio of no more than 80.0 percent, if the first mortgage loan is held by New Buffalo Savings. The Bank's home equity lines of credit provide for interest only payments during the term of the loan with the principal amount due at the end of the loan term.

New Buffalo Savings is also an originator of construction loans, with these loans totaling $7.7 million at March 31, 2015, and representing 10.7 percent of gross loans. Construction loans have a normal term of 12 months and provide for interest only payments during the construction phase. Upon completion of construction, the construction loans convert to a longer-term permanent mortgage loan. Construction loans have a normal loan-to-value ratio of 80.0 percent.

The Bank originates commercial business and industrial loans, which totaled $1.5 million at March 31, 2015, and represented a modest 2.1 percent of gross loans. Commercial business loans normally have terms ranging from one year to seven years. Commercial and industrial loans are generally secured by equipment, furniture and fixtures, inventory, accounts receivable or other business assets.

New Buffalo Savings is also an originator of consumer loans, with these loans totaling only $422,000 at March 31, 2015, and representing 0.6 percent of gross loans. Consumer loans primarily include automobile and boat loans, share loans, and other secured and unsecured loans.

Lending Activities (cont.)

Exhibit 13 provides a loan maturity schedule and breakdown and summary of New Buffalo Savings' fixed- and adjustable-rate loans, indicating a majority of adjustable-rate loans. At December 31, 2014, 51.2 percent of the Bank's loans due after December 31, 2015, were adjustable- rate and 48.8 percent were fixed-rate. At December 31, 2014, the Bank had 11.2 percent of its loans due on or before December 31, 2015, or in one year or less, with 23.7 percent due by December 31, 2019, or in one to five years. The Bank had a moderate 37.0 percent of its loans with a maturity of more than 15 years.

As indicated in Exhibit 14, New Buffalo Savings experienced a moderate increase in its one-to four-family loan originations and total loan originations from fiscal year 2013 to 2014, which then decreased based on the three months ended March 31, 2015, annualized. Total loan originations in fiscal year 2013 were $31.7 million compared to a lesser $30.5 million in fiscal year 2014, reflective of lower levels of construction loans, commercial real estate and multi-family loans and commercial business loans originated, decreasing from a combined $19.5 million to $13.6 million. The increase in one- to four-family loan originations from 2013 to 2014 of $4.6 million exceeded the Bank's $1.1 million aggregate decrease in total loan originations from 2013 to 2014, with consumer loans increasing $183,000. Commercial real estate and multi-family loan originations decreased $3.0 million from 2013 to 2014, construction loans decreased $1.1 million from 2013 to 2014, and commercial business loans decreased $1.9 million.

In the three months ended March 31, 2015, total loan originations were $2.8 million, or $11.2 million, annualized, indicating a decrease of $19.3 million from the $30.5 million in loan originations in the year ended December 31, 2014. One- to four-family loan originations, annualized, indicated a decrease in originations of $6.7 million in the three months ended March 31, 2015, compared to the full year ended December 31, 2014, and commercial real estate and multi-family loans, annualized, indicated a decrease in originations of $8.7 million in the same period, compared to the full year ended December 31, 2014.

Lending Activities (cont.)

Overall, loan originations and purchases fell short of loan sales, principal payments, charge-offs, loan repayments and other deductions in 2013 and in the three months ended March 31, 2015, due to moderate activity in loan sales. In fiscal 2013, loan originations fell short of reductions by $6.3 million, impacted by $8.3 million in loans sold, then exceeded reductions by $13.9 million in 2014, impacted by a lesser $1.5 million in loans sold, and fell short of reductions by $2.9 million in the three months ended March 31, 2015, due to $3.8 million in loans sold.

NONPERFORMING ASSETS

New Buffalo Savings understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets over the past few years and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. New Buffalo Savings has experienced a moderate level of nonperforming assets, with nonperforming assets decreasing moderately in 2014 and then increasing slightly in the three months ended March 31, 2015.

Exhibit 15 provides a summary of New Buffalo Savings' delinquent loans at December 31, 2013 and 2014, and at March 31, 2015, indicating an overall decrease in the dollar amount of delinquent loans from December 31, 2013, to March 31, 2015. The Bank had $592,000 in loans delinquent 30 to 89 days at March 31, 2015. Loans delinquent 90 days or more totaled $405,000 at March 31, 2015, with these two categories representing 1.39 percent

Nonperforming Assets (cont.)

of gross loans, with most of them one- to four-family real estate loans. At December 31, 2013, delinquent loans of 30 to 89 days totaled $748,000 or 1.23 percent of gross loans and loans delinquent 90 days or more totaled $252,000 or 0.42 percent of gross loans for a combined total of $1,000,000 and a share of 1.65 percent of gross loans, compared to a lower $997,000 and a lower 1.39 percent of gross loans at March 31, 2015.

It is normal procedure for New Buffalo Savings' board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and possibly commence foreclosure proceedings. When a loan is delinquent 15 days, the Bank sends a reminder notice to the borrower and may be accompanied by a phone call, and after 30 days delinquency, another letter is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends an additional notice 45 days of delinquency. When the loan becomes delinquent 90 days, the Bank will send a certified letter explaining that the entire balance is due. If the borrower does not respond, the Bank generally initiates foreclosure. The Bank generally initiates foreclosure when a loan has been delinquent 150 to 180 days and no workout agreement has been reached.

Exhibit 16 provides a summary of New Buffalo Savings' nonperforming assets at December 31, 2013 and 2014, and at March 31, 2015. Nonperforming assets, by definition, include loans 90 days or more past due, nonaccruing loans, troubled debt restructurings that have not performed, and repossessed assets. The Bank carried a lower level of nonperforming assets at March 31, 2015, relative to December 31, 2013. New Buffalo Savings' level of nonperforming assets was $2,638,000 at December 31, 2013, and a lower $1,458,000 at December 31, 2014, which represented 2.79 percent of assets in 2013 and 1.61 percent in 2014. The Bank's nonperforming assets included $1,446,000 in nonaccrual loans, no loans 90 days or more past due and $1,192,000 in real estate owned for a total of $2,638,000 at December 31, 2013, with $248,000 in real estate owned, no loans 90 days or more past due, and $1,210,000 in nonaccrual loans at December 31, 2014, for a total of $1,458,000. At March 31, 2015, nonperforming assets were a similar $1,572,000 or 1.76 percent of assets and included no loans 90 days or more past due, $966,000 in nonaccrual loans and $606,000 in real estate owned.

New Buffalo Savings' levels of nonperforming assets were lower than its levels of classified assets. The Bank's ratios of classified assets to assets, excluding special mention assets, were 3.29 percent of assets at December 31, 2013, 3.49 percent at December 31, 2014, and 3.10 percent at March 31, 2015 (reference Exhibit 17). The Bank's classified assets consisted of $2,765,000 in substandard assets, with no assets classified as doubtful or loss at March 31, 2015. The Bank had no assets classified as loss or doubtful at December 31, 2013, and December 31, 2014, and $731,000 classified as doubtful at December 31, 2014.

Exhibit 18 shows New Buffalo Savings' allowance for loan losses at December 31, 2013 and 2014, and at March 31, 2015, indicating the activity and the resultant balances. New Buffalo Savings has witnessed a modest decrease in its balance of allowance for loan losses from $1,273,000 at December 31, 2013, to $1,147,000 at March 31, 2015, in response to its decrease in real estate owned and nonperforming loans. The Bank had provisions for loan losses of $280,000 in fiscal 2013, $(100,000) in fiscal 2014, and zero in the three months ended March 31, 2015.

The Bank had total charge-offs of $1,299,000 in 2013 and $26,000 in 2014, with no recoveries in 2013 or 2014. The Bank had no charge-offs or recoveries in the three months ended March 31, 20150. The Bank's ratio of allowance for loan losses to gross loans was 2.19 percent at December 31, 2013, and a lower 1.64 percent at March 31, 2015, due to a decrease in real estate owned and nonaccrual loans. Allowance for loan losses to nonperforming loans was 88.04 percent at December 31, 2013 and a higher 118.7 percent at March 31, 2015.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal obligations and mortgage-backed securities. Exhibit 19 provides a summary of New Buffalo Savings' investment portfolio at December 31, 2013 and 2014, and at March 31, 2015, excluding FHLB stock and interest-bearing deposits. The exhibit also includes the Bank's mortgage-backed securities at December 31, 2013. Investment securities totaled $708,000 at December 31, 2013, based on fair value, compared to zero at December 31, 2014, and at March 31, 2015.

The Bank also had cash and interest-bearing deposits totaling $9.5 million at March 31, 2015, and a larger $27.1 million at December 31, 2013. The Bank had $678,000 in FHLB stock at March 31, 2015. The weighted average yield on investment securities was zero due to the absence of investment securities with a 1.27 percent yield on other interest-earning deposits for the three months ended March 31, 2015.

DEPOSIT ACTIVITIES

The mix of average deposits by amount at December 31, 2013 and 2014, and at March 31, 2015, is provided in Exhibit 20. There has been a modest change in total deposits and a moderate change in the deposit mix during this period. Total average deposits have decreased from $76.4 million at December 31, 2013, to $68.0 million at March 31, 2015, representing a decrease of $8.4 million or 11.0 percent. The average balance of certificates of deposit has decreased from $33.1 million at December 31, 2013, to $27.7 million at March 31, 2015, representing a decrease of $5.4 million or 16.3 percent, while average savings, transaction and MMDA accounts have decreased $3.0 million from $43.3 million at December 31, 2013, to $40.3 million at March 31, 2015 or 6.9 percent.

Exhibit 21 provides a breakdown of certificates by maturity as of March 31, 2015. A strong 40.2 percent of the Bank's certificates of deposit mature in one to three years. The second largest category of certificates based on maturity was certificates maturing in over three years, which represented 30.9 percent of certificates.

BORROWINGS

New Buffalo Savings has made regular use of FHLB advances (reference Exhibit 22) in each of the years ended December 31, 2013 and 2014, and in the three months ended March 31, 2014 and 2015. The Bank had total FHLB advances of $6.9 million at March 31, 2015, with a weighted average cost of 1.64 percent during the period and a balance of a lesser $1.0 million at December 31, 2013, with a weighted average cost of a higher 2.35 percent during the period.

SUBSIDIARIES

New Buffalo Savings has one subsidiary, NB Service Corporation, a Michigan corporation established to own 8.0 percent of ML Partners, LLC, a multi-bank owned title insurance company.

OFFICE PROPERTIES

New Buffalo Savings had three offices at March 31, 2015, with its home office located in New Buffalo and branches located in Three Oaks and Sawyer, Michigan (reference Exhibit 23). New Buffalo Savings owns its three offices and leases its loan office in Merrillville, Indiana. At March 31, 2015, the Bank's total investment in fixed assets, based on depreciated cost, was $2.1 million or 2.38 percent of assets.

MANAGEMENT

The president and chief executive officer of New Buffalo Savings is Richard C. Sauerman (reference Exhibit 24). Mr. Sauerman joined the Bank in January 2012 as president and chief executive officer. He was also appointed a director in 2012. Mr. Sauerman previously served as director of commercial lending in the West Region for MainSource Bank. The West Region includes Illinois and the north central part of Indiana. Mr. Sauerman also served as market president of northwest Indiana for MainSource Bank. Mr. Russell N. Dahl is senior vice president and chief financial officer and joined New Buffalo Savings in July 2014. Mr. Dahl has 21 year of experience in managing accounting and financial reporting for two successful credit unions, including Allegius Federal Credit Union in Burns Harbor, Indiana, and Contra Credit Union in Columbus, Indiana. Ms. Karen Gear joined New Buffalo Savings as senior vice president and regional branch manager in 2012. She has over 29 years of banking experience. Previously, Ms. Gear served as a licensed personal banker at Fifth Third Bank in Sawyer,

Management (cont.)

Michigan, from 2003 to 2012. Mr. James Katona joined New Buffalo Savings in August 2013 as senior vice president and chief credit officer. Mr. Katona has over 15 years of banking experience. Mr. Katona was vice president at MainSource Bank in Griffin, Indiana, from 2006 to 2013 and served First Financial Bank in various roles from 1997 to 2005.

II. DESCRIPTION OF PRIMARY MARKET AREA

New Buffalo Savings' market area is focused on Berrien County, Michigan, as the Bank has three offices in Berrien County, its home office in New Buffalo and branches in Three Oaks, Michigan and Sawyer, Michigan. The Bank's primary retail market area is focused on New Buffalo, Three Oaks and Sawyer, while the Bank's lending market extends into the surrounding Berrien County in Michigan and, to a lesser extent, Lake, LaPorte and Porter Counties, Indiana, served by the Bank's loan production office in Merrillville. Exhibit 24 shows the trends in5 population, households and income for Berrien County, LaPorte, Lake and Porter Counties, Michigan and the United States. The population trends indicate decreased in Berrien County and Michigan for the period from 2000 to 2010. Berrien County's population decreased by 3.5 percent, while population in Michigan decreased at a rate of 0.6 percent. LaPorte, Lake and Porter Counties' population increased by 1.2 percent, 2.4 percent and 12.0 percent, respectively, from 2000 to 2010. The United States' population increased by 9.7 percent during the same time period. Through 2019, population is projected to decrease by 2.1 percent and 1.0 percent in Berrien and Lake Counties, respectively, while population in LaPorte and Porter Counties, Michigan and the United States is projected to increase by 0.6 percent, 4.4 percent 0.5 percent and 6.2 percent through 2019.

More important is the trend in households. Berrien County experienced a 0.8 percent decrease in households from 2000 through 2010, compared to increases of 3.1 percent in LaPorte County, 3.6 percent in Lake County, 13.4 percent in Porter County, 2.3 percent in Michigan and 10.7 percent in the United States. Berrien County is projected to continue to decrease in households from 2010 through 2019 by 2.0 percent as is Lake County by 1.1 percent. The number of households in LaPorte County, Porter County, Michigan and the United States is projected to increase by 0.6 percent, 4.5 percent, 0.6 percent and 6.6 percent, respectively, through 2019.

Berrien County had 2000 per capita income of $19,952, higher than LaPorte and Lake Counties at $18,913 and $19,639, respectively, but lower than Porter County at $23,957,

Description of Primary Market Area (cont.)

Michigan at $22,168 and the United States at $22,162. Per capita income increased in all areas from 2000 to 2010. Berrien County's per capita income increased to $23,963, LaPorte, Lake, and Porter Counties' per capita income increased to $20,982, $21,722 and $25,012, respectively, Michigan's increased to $24,435 and the United States' increased to $26,059. In 2000, median household income in Berrien County was $38,567, lower than LaPorte County at $41,430, Lake County at $41,829, Porter County at $53,100, Michigan at $44,667 and the United States with a median household income $41,994. Median household income increased from 2000 to 2010 by 7.1 percent, 5.6 percent, 7.9 percent, 3.9 percent, 4.9 percent and 19.2 percent to $41,320, $43,765, $45,153, $55,186, $46,861 and $50,046 in Berrien County, LaPorte, Lake and Porter Counties, Michigan and the United States, respectively. All areas are also projected to show increases in their median household income levels from 2010 through 2019. Berrien County is projected to experience a median household income increase of 14.2 percent to $47,167, while LaPorte County, Lake County, Porter County, Michigan and the United States are projected to increase by 16.3 percent, 10.6 percent, 20.3 percent, 8.9 percent and 19.1 percent, respectively, to $50,907, $49,929, $66,396, $51,049 and $59,599 median household income, respectively, from 2010 to 2019.

Exhibit 26 provides a summary of key housing data for Berrien, LaPorte, Lake and Porter Counties, Michigan and the United States. In 2000, Berrien County had a lower rate of owner-occupancy of 72.3 percent, lower than LaPorte County at 75.2 percent, Porter County at 76.7 percent and Michigan at 73.8 percent. Lake County and the United States had much lower owner-occupancy rates in 2000 of 69.0 percent and 66.2 percent, respectively. As a result, Berrien County supported a higher rate of renter-occupied housing of 27.7 percent, compared to 24.8 percent in LaPorte County, 31.0 percent in Lake County, 23.3 percent in Porter County, 26.2 percent in Michigan and 33.8 percent in the United States. In 2010, owner-occupied housing decreased slightly in Berrien County to 71.5 percent, decreased in LaPorte County to 73.6 percent, increased slightly in Lake County to 69.3 percent, decreased slightly in Porter County to 76.3 percent, decreased in Michigan to 72.1 percent and decreased in the United States to 65.4

Description of Primary Market Area (cont.)

percent. Conversely, the renter-occupied rates increased slightly in all areas except Lake County, which decreased to 30.7 percent. Renter-occupied rates increased in Berrien County to 28.5 percent, in LaPorte County to 28.5 percent, in Lake County to 30.7 percent, in Porter County to 23.7 percent, in Michigan to 27.9 percent and in the United States to 34.6 percent.

Berrien County's 2000 median housing value was $94,700, higher only than LaPorte County at $93,500, but lower than Lake County at $97,500, Porter County at $127,000, Michigan at $115,600 and the United States at $119,600. The 2000 median rent of Berrien County was $476, which was again lower than the other market area counties of LaPorte County at $495, Lake County at $544 and Porter County at $625 and lower than Michigan's median rent of $546 and the United States' median rent of $602. In 2010, median housing values had increased in Berrien County to $138,100, in LaPorte County to $125,200, in Lake County to $135,800, in Porter County to $166,200, in Michigan to $136,600 and in the United States to $186,200. The 2010 median rent levels were $585, $693, $809, $853, $724 and $871 in Berrien, LaPorte, Lake and Porter Counties, Michigan and the United States, respectively.

In 2000, the major source of employment for Berrien County by industry group, based on share of employment, was the services industry at 41.8 percent. The services industry was also responsible for the majority of employment in the other three counties, Michigan and the United States with 39.2 percent of jobs in LaPorte County, 45.1 percent in Lake County, 46.2 percent of jobs in Porter County, 43.7 percent of jobs in Michigan and 46.7 percent in the United States (reference Exhibit 27). The manufacturing industry was the second major employer in all four counties and Michigan at 24.6 percent, 25.7 percent, 18.7 percent, 21.6 percent and 22.5 percent in Berrien, LaPorte, Lake and Porter Counties and Michigan but was the third largest employer in the United States at 14.1 percent The wholesale/retail trade group was the third major overall employer in Berrien, LaPorte, Lake and Porter Counties and Michigan at 13.7 percent, 14.7 percent, 15.3 percent, 14.5 percent and 15.2 percent, and the wholesale/retail trade group was the second major overall employer in the United States with 15.3 percent of employment. The agriculture/mining group, construction group, transportation/utilities, information and

Description of Primary Market Area (cont.)

finance/insurance/real estate group combined to provide 19.9 percent of employment in Berrien County, 20.4 percent of employment in LaPorte County, 15.5 percent of employment in Lake County, 17.7 percent of employment in Porter County, 18.6 percent of employment in Michigan and 23.9 percent in the United States.

In 2010, the services industry, manufacturing industry and wholesale/retail trade industry provided the first, second and third highest levels of employment, respectively, for three of the four counties, Michigan and in the United States. The services industry accounted for 49.8 percent, 47.7 percent, 45.8 percent, 48.8 percent, 51.6 percent and 51.2 percent in Berrien County, LaPorte County, Lake County, Porter County, Michigan and the United States, respectively. The manufacturing trade industry provided for 19.1 percent, 19.2 percent, 15.6 percent, 17.7 percent, 16.5 percent and 15.0 percent in Berrien County, LaPorte, Lake and Porter Counties, Michigan and the United States, respectively. The wholesale/retail trade group provided 13.5 percent, 13.8 percent, 18.3 percent, 14.6 percent, 14.4 percent and 14.8 percent of employment in Berrien County, LaPorte, Lake and Porter Counties, Michigan and the United States, respectively.

Some of the largest employers in Berrien County are Lakeland Regional Health System, Whirlpool Corporation, Andrew's University, Four Winds Casino and Indiana Michigan Power; in LaPorte County are Blue Chip Casino Hotel & Spa, LaPorte Hospital & Health Services Rehabilitation, IU Health LaPorte Hospital, Franciscan St. Anthony Health and Corrections Department; in Lake County are USX Corp. Labor Relations, Franciscan St. Margaret Health, Community Hospital and Horseshoe Hammond; and in Porter County are Arcelor Mittal, U.S. Steel Corp., Auction Bay Online, Nitco and Emerson Power Transmission.

The unemployment rate is another key economic indicator. Exhibit 28 shows the unemployment rates in Berrien, LaPorte, Lake and Porter Counties, Michigan and the United States in 2011 through March of 2015. Porter County has been characterized by lower unemployment rates compared the United States, while Michigan, Berrien, LaPorte and Lake Counties have had generally higher unemployment than the United States. In 2011, Berrien

Description of Primary Market Area (cont.)

County had an unemployment rate of 10.2 percent, compared to unemployment rates of 10.4 percent in LaPorte County, 9.6 percent in Lake County, 8.1 percent in Porter County, 10.4 percent in Michigan and 8.9 percent in the United States. Berrien County's unemployment rate decreased in 2012, as did all other counties, Michigan and that of the United States to 9.1 percent, 9.8 percent, 9.2 percent, 7.6 percent, 9.1 percent and 8.1 percent. In 2013, Berrien County's rate of unemployment continued to decrease to 8.8 percent. Lake County's unemployment rate remained at 9.2 percent. All other areas decreased in unemployment to 9.4 percent in LaPorte County, 7.2 percent in Porter County, 8.9 percent in Michigan and 7.4 percent in the United States. In 2014, Berrien County's rate of unemployment decreased to 6.7 percent compared to a decrease to 7.7 percent in LaPorte County, to 8.1 percent in Lake County, to 6.3 percent in Porter County, to 7.3 percent in Michigan and to 6.2 percent in the United States. Through March of 2015, unemployment rates were 5.4 percent, 7.9 percent, 8.2 percent, 6.5 percent, 5.7 percent and 5.6 percent in Berrien, LaPorte, Lake and Porter Counties, Michigan and the United States, respectively.

Exhibit 29 provides deposit data for banks and thrifts in Berrien County. New Buffalo Savings' deposit base in Berrien County was approximately $70.9 million or a 35.8 percent share of the $197.9 billion total thrift deposits and a 3.7 percent share of the total deposits, which were approximately $1.9 billion as of June 30, 2014. The market area is dominated by banks, with bank deposits accounting for approximately 89.6 percent of deposits at June 30, 2014.

Exhibit 30 provides interest rate data for each quarter for the years 2009 through the first quarter of 2013. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2009, 2010 and 2011, a slightly rising trend in 2012, and stable in 2013, with Thirty-Year Treasury rate rising in 2013, decreasing in 2014 and then rising in the first quarter of 2015.

SUMMARY

In summary, population decreased by 3.5 percent in Berrien County from 2000 to 2010, and the number of households also decreased. The 2010 per capita income and median household income levels in Berrien County were below state and national levels. Also, Berrien County's unemployment rates have been higher than national rates but lower than state rates. According to the 2010 Census, median housing values were $138,100, $136,600, and $186,200 for Berrien County, Michigan and the United States, respectively.

The Corporation holds deposits of approximately 35.8 percent of all thrift deposits in the market area as of June 30, 2014, representing a 3.7 percent share of the total deposit base of $1.9 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Midwest region and in Michigan.

Exhibits 31 and 32 present Share Data and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 178 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 31 and 32 also subclassify all thrifts by region, including the 54 publicly traded Midwest thrifts ("Midwest thrifts") and the 6 publicly traded thrifts in Michigan ("Michigan thrifts"), and by trading exchange. Exhibit 31 presents prices, pricing ratios and price trends for all publicly traded FDIC-insured thrifts.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of the Corporation as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of the Corporation's basic operation.

Introduction (cont.)

The general parameter requirements for the selection of the peer group candidates included a maximum asset size limit of $750 million, a trading exchange requirement that each candidate be traded on one of the two major stock exchanges, the New York Stock Exchange or the NASDAQ, a geographic parameter that eliminates potential candidates located in the Southwest and West, a merger and acquisition parameter that eliminates any potential candidate that is involved in a merger and acquisition transaction, and a recent conversion parameter that eliminates any institution that has not been converted from mutual to stock for at least four quarters or prior to December 31, 2014. Due to the general parameter requirement related to trading on NASDAQ or the New York Stock Exchange, the size of the peer group institutions results in larger institutions.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

Due to lack of comparability, there are no mutual holding companies included as potential comparable group candidates.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition at May 13, 2015, due to the price impact of such a pending transaction. There were no thrift institutions that were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Merger/Acquisition (cont.)

There are no pending merger/acquisition transactions involving thrift institutions that were potential comparable group candidates in the Corporation's city, county or market area as indicated in Exhibit 34.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the two major stock exchanges, the New York Stock Exchange or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 178 publicly traded, FDIC-insured savings institutions, excluding the 37 mutual holding companies, 8 are traded on the New York Stock Exchange and 107 are traded on NASDAQ. There were an additional 23 traded over the counter and 38 institutions are listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to March 31, 2015, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to December 31, 2013.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to the Corporation, including the Southwest and West regions.

The geographic location parameter consists of the Midwest, North Central, Southeast and Northeast regions for a total of fifteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to the Corporation, with assets of approximately $89 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 37 publicly traded mutual holding companies as well between those 37 entities and the larger universe of conventional, publicly traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned.

SUMMARY

Exhibits 35 and 36 show the 45 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 35. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from the Corporation with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from the Corporation. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets, excluding mortgage-backed securities, was 10.7 percent at March 31, 2015, and reflects the Bank's share of cash and investments lower than the national and state averages of 13.1 percent and 12.8 percent, respectively. The Bank's investments have consisted of interest-bearing deposits, municipal securities and FHLB stock.

Asset Size (cont.)

For its three most recent fiscal years ended December 31, 2014, the Bank's average ratio of cash and investments to assets was a higher 21.30 percent, ranging from a high of 29.45 percent in 2013 to low of 10.53 percent in 2014.

The parameter range for cash and investments is has been defined as 25.0 percent or less of assets, with a midpoint of 12.5 percent.

Mortgage-Backed Securities to Assets

At March 31, 2015, the Bank's ratio of mortgage-backed securities to assets was zero percent, significantly lower than the national average of 10.4 percent and the regional average of 9.5 percent for publicly traded thrifts. The Bank's three most recent fiscal year average is a similar 0.3 percent, still lower than industry averages.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 28.0 percent or less of assets and a midpoint of 14.0 percent.

One- to Four-Family Loans to Assets

The Bank's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction loans and including home equity loans, represented 40.1 percent of the Bank's assets at March 31, 2015, which is similar to its ratio of 39.5 percent at December 31, 2014, and higher than its ratio of 29.1 percent at December 31, 2013. The parameter for this characteristic is 60.00 percent of assets or less in one- to four-family loans with a midpoint of 30.00 percent.

Total Net Loans to Assets

At March 31, 2015, the Bank had a 79.1 percent ratio of total net loans to assets and a lower three fiscal year average of 68.7 percent, compared to the national average of 68.6 percent and the regional average of 67.1 percent for publicly traded thrifts. The Bank's ratio of total net loans to assets changed from 65.4 percent of total assets at December 31, 2012, to 60.2 percent at December 31, 2013, to 80.4 percent at December 31, 2014.

The parameter for the selection of the comparable group is from 45.0 percent to 92.0 percent with a midpoint of 68.5 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to the Bank.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, the Bank's shares of mortgage-backed securities to assets and total net loans to assets were zero percent and 78.6 percent, respectively, for a combined share of 81.9 percent. Recognizing the industry and regional ratios of 79.1 percent and 76.6 percent, respectively, the parameter range for the comparable group in this category is 60.0 percent to 92.0 percent, with a midpoint of 76.0 percent.

Borrowed Funds to Assets

The Bank had borrowed funds of $6.9 million or 7.77 percent of assets at March 31, 2015, which is lower than current industry averages.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has

Borrowed Funds to Assets (cont.)

also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has decreased in recent years, due to much lower rates paid on deposits. Additionally, many thrifts are not aggressively seeking deposits, since quality lending opportunities have diminished in the current economic environment.

The parameter range of borrowed funds to assets is 20.0 percent or less with a midpoint of 10.0 percent.

Equity to Assets

The Bank's equity to assets ratio was 11.3 percent at March 31, 2015, 11.0 percent at December 31, 2014, 13.1 percent at December 31, 2013, 14.0 percent at December 31, 2012, and 14.7 percent at December 31, 2011, averaging 13.2 percent for the four fiscal years ended December 31, 2014. The Bank's retained earnings decreased in each of the past four fiscal periods and increased at March 31, 2015, for a total 24.2 percent decrease from December 31, 2010, to March 31, 2015. After conversion, based on the midpoint value of $7.8 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to increase to 11.6 percent of assets, with the Corporation at 13.9 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 7.0 percent to 18.0 percent with a midpoint ratio of 12.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 36 presents five parameters identified as key indicators of the Bank's earnings performance and the basis for such performance both historically and during the twelve months ended March 31, 2015. The primary performance indicator is the Bank's core return on average assets (ROAA). The second performance indicator is the Bank's core return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended March 31, 2015, the Bank's core ROAA was (0.60) percent based on a core loss after taxes of $541,000, as detailed in Item I of this Report. Such core losses were the result of the Bank's much higher overhead expenses, which represented 5.82 percent for the twelve months ended March 31, 2015. The net ROAA for the twelve months ended March 31, 2015, was (2.40) percent. The Bank's ROAA in its most recent two fiscal years of 2013 to 2014, was (0.70) percent and (2.76) percent, respectively, with a two fiscal year average ROAA of (1.73) percent.

Considering the historical and current earnings performance of the Bank, the range for the ROAA parameter based on core income has been defined as 1.00 percent or less with a midpoint of 0.50 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The Bank's core ROAE for the twelve months ended March 31, 2015, was (5.39) percent based on its core loss. In its most recent two fiscal years, the Bank's average core ROAE was (12.92) percent, from a low of (20.59) percent in 2014 to a high of (5.25) percent in 2013.

The parameter range for ROAE for the comparable group, based on core income, is 10.00 percent or less with a midpoint of 5.00 percent.

Net Interest Margin

The Bank had a net interest margin of 3.09 percent for the twelve months ended March 31, 2015, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin levels in its two fiscal years of 2013 through 2014 were 2.63 percent and 2.99 percent, respectively, averaging 2.81 percent.

The parameter range for the selection of the comparable group is from a low of 2.50 percent to a high of 4.75 percent with a midpoint of 3.63 percent.

Operating Expenses to Assets

For the twelve months ended March 31, 2015, the Bank had a 5.67 percent ratio of operating expense to average assets. In its two most recent fiscal years of 2013 to 2014, the Bank's expense ratio averaged 4.97 percent, from a low of 3.91 percent in fiscal year 2013 to a high of 6.03 percent in fiscal year 2014.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 6.00 percent with a midpoint of 5.00 percent.

Noninterest Income to Assets

Compared to publicly traded thrifts, the Bank has experienced an average level of noninterest income as a source of additional income. The Bank's ratio of noninterest income to average assets was 0.62 percent for the twelve months ended March 31, 2015. For its most recent two fiscal years ended December 31, 2013, and 2014, the Bank's ratio of noninterest income to average assets was 1.12 percent and 0.49 percent, respectively, for an average of 0.81 percent.

The range for this parameter for the selection of the comparable group is 1.50 percent of average assets or less, with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 36. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of the Bank. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

The Bank's ratio of nonperforming assets to assets was 1.77 percent at March 31, 2015, which was higher than the national average of 1.43 percent for publicly traded thrifts and the average of 1.68 percent for Midwest thrifts. The Bank's ratio of nonperforming assets to total assets averaged 2.20 for its most recent two fiscal years ended December 31, 2014, from a high of 2.79 percent at December 31, 2013, to a low of 1.61 percent at December 31, 2014.

The comparable group parameter for nonperforming assets is 3.00 percent or less of total assets, with a midpoint of 1.50 percent.

Repossessed Assets to Assets

The Bank had repossessed assets of $606,000 at March 31, 2015, representing a ratio to total assets of 0.70 percent, following ratios of repossessed assets to total assets of 0.27 percent and 1.26 percent at December 31, 2014, and December 31, 2013, respectively. Such ratios for the Bank were impacted by its lower level of assets of $89.2 million, compared to the comparable group which had average assets of $446.4 million. National and regional averages were 0.35 percent and 0.47 percent, respectively, for publicly traded thrift institutions.

The range for the repossessed assets to total assets parameter is 1.00 percent of assets or less with a midpoint of 0.50 percent.

Loans Loss Reserves to Assets

The Bank had an allowance for loan losses of $1,147,000, representing a loan loss allowance to total assets ratio of 1.29 percent at March 31, 2015, which was higher than its 1.26 percent ratio at December 31, 2014, and lower than its 1.35 percent ratio at December 31, 2013.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.35 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 37, 38 and 39. The comparable group institutions range in size from $119.6 million to $718.5 million with an average asset size of $446.4 million and have an average of 9.0 offices per institution. Three of the comparable group institutions are in Indiana, with three also in Illinois; two are in Michigan and one each in Kentucky and Wisconsin, and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 13.5 percent, which is 9.4 percent higher than all publicly traded thrift institutions in the United States; and for the most recent four quarters indicated a core return on average assets of (0.61) percent, lower than all publicly traded thrifts at 0.73 percent and the publicly traded Michigan thrifts at 0.51 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of the Bank to all publicly traded thrifts, to publicly traded thrifts in the Midwest region and to Michigan thrifts, as well as to the ten institutions constituting the Bank's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 40 through 45.

As presented in Exhibits 40 and 41, at March 31, 2015, the Bank's total equity of 11.30 percent of assets was lower than the comparable group at 13.50 percent, all thrifts at 12.34 percent, Midwest thrifts at 11.92 percent and Michigan thrifts at 12.36 percent. The Bank had a 79.09 percent share of net loans in its asset mix, higher than the comparable group at 66.15 percent, all thrifts at 68.62 percent and Midwest thrifts at 67.07 percent and higher than Michigan thrifts at 67.41 percent. The Bank's share of net loans, higher than industry averages, is primarily the result of its lower zero percent share of mortgage-backed securities. The comparable group had a lower 10.71 percent share of cash and investments and a lower zero percent share of mortgage-backed securities. All thrifts had 10.43 percent of assets in mortgage-backed securities and 13.13 percent in cash and investments. The Bank's 79.93 percent share of deposits was higher than the comparable group, all thrifts, Midwest thrifts and Michigan thrifts, reflecting the Bank's lower share of borrowed funds of 7.77 percent. As ratios to assets, the comparable group had deposits of 77.33 percent and borrowings of 8.20 percent. All thrifts averaged a 75.44 percent share of deposits and 11.10 percent of borrowed funds, while Midwest thrifts had a 78.67 percent share of deposits and an 8.41 percent share of borrowed funds. Michigan thrifts averaged a 76.16 percent share of deposits and a 9.87 percent share of borrowed funds. The Bank had no goodwill and intangible assets, compared to 0.27 percent for the comparable group, 0.20 percent for all thrifts, 0.31 percent for Midwest thrifts and 0.62 percent for Michigan thrifts.

Operating performance indicators are summarized in Exhibits 42, 43 and 44 and provide a synopsis of key sources of income and key expense items for the Bank in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

Analysis of Financial Performance (cont.)

As shown in Exhibit 44, for the twelve months ended March 31, 2015, the Bank had a yield on average interest-earning assets higher than the comparable group, all thrifts and Midwest thrifts and higher than Michigan thrifts. The Bank's yield on interest-earning assets was 4.04 percent compared to the comparable group at 3.73 percent, all thrifts at 3.77 percent, Midwest thrifts at 3.68 percent and Michigan thrifts at 3.72 percent.

The Bank's cost of funds for the twelve months ended March 31, 2015, was higher than the comparable group, Midwest thrifts and Michigan thrifts and lower than all thrifts. The Bank had an average cost of interest-bearing liabilities of 0.83 percent compared to 0.74 percent for the comparable group, 1.04 percent for all thrifts, 0.71 percent for Midwest thrifts and 0.53 percent for Michigan thrifts. The Bank's yield on interest-earning assets and interest cost resulted in a net interest spread of 3.21 percent, which was higher than the comparable group at 2.99 percent, all thrifts at 2.73 percent, Midwest thrifts at 2.97 percent and similar to Michigan thrifts at 3.19 percent. The Bank generated a net interest margin of 3.23 percent for the twelve months ended March 31, 2015, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.34 percent. All thrifts averaged a lower 2.86 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.08 percent; and Michigan thrifts averaged a higher 3.28 percent.

The Bank's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 43. The Bank had $(100,000) in provision for loan losses during the twelve months ended March 31, 2015, representing (0.11) percent of average assets. The average provision for loan losses for the comparable group was 0.11 percent, with all thrifts at 0.09 percent, Midwest thrifts at 0.14 percent and Michigan thrifts at 0.36 percent.

The Bank's total noninterest income was $552,000 or 0.61 percent of average assets for the twelve months ended March 31, 2015. Such a ratio of noninterest income to average assets was lower than the comparable group at 0.68 percent, and lower than all thrifts at 0.83 percent, Midwest thrifts at 0.80 percent and lower than Michigan thrifts at 1.52 percent. For the twelve months ended March 31, 2015, the Bank's operating expense ratio was 5.82 percent of average assets, higher than the comparable group at 2.76 percent, all thrifts at 3.05 percent and Midwest thrifts at 3.06 percent, and higher than Michigan thrifts at 3.96 percent and was impacted by higher one-time compensation expenses.

The overall impact of the Bank's income and expense ratios is reflected in its net income and return on assets. For the twelve months ended March 31, 2015, the Bank had a net ROAA of (2.40) and core ROAA of (0.60) percent. For its most recent four quarters, the comparable group had a higher net ROAA of 0.74 percent and a core ROAA of 0.69 percent. All publicly traded thrifts averaged a higher net ROAA of 0.72 percent and 0.73 percent core ROAA, with Midwest thrifts a 0.53 percent net ROAA and a 0.74 percent core ROAA. The twelve month net and core ROAA for the 6 Michigan thrifts was (0.59) percent and 0.51 percent, respectively.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of New Buffalo Savings with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings due to provisions for loan losses, the balance of current and historical nonperforming assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank's respective net and core earnings for the twelve months ended March 31, 2015, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has experienced decreases in its assets and deposits in two of the past four fiscal years and decreases in loans in three of the past four fiscal years. The Bank has experienced losses in each of the past five fiscal years and also in the twelve months ended March 31, 2015, and has focused on eliminating one-time operating costs, monitoring and controlling its balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any charge-offs. Historically, the Bank has closely monitored its yields and costs, resulting in a net interest margin, which has been historically lower than industry averages due to its lower yield on earning assets and higher cost of funds, with the trend experiencing improvement over the past two years, and its 3.23 percent net interest margin for the twelve months ended March 31, 2015, was higher than the industry average of 2.86 percent but lower than the comparable group average of 3.34 percent. During its past two fiscal years, New Buffalo Savings' ratio of interest expense to interest-bearing liabilities has decreased modestly from 0.99 percent in fiscal year 2013 to 0.88 percent in 2014. The Bank's ratio then decreased to 0.83 percent for the twelve months ended March 31, 2015, which was higher than the average of 0.74 percent for the comparable group and lower than the average of 1.04 percent for all thrifts. Following the conversion, the Bank will continue to control its operating expenses, strive to increase its net interest margin, maintain its noninterest income, gradually increase its net income, increase its return on assets, continue to control its balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank has experienced moderate loan origination activity in mortgage loans and modest activity in nonmortgage loans in fiscal years 2013 and 2014. Total loan originations in fiscal year 2014 were similar to originations for fiscal year 2013, and net loan change in 2013 was a decrease of $6.3 million due to higher loan sales compared to an increase of $3.9 million in 2014, due to lower loan sales. Gross loan originations were similar in fiscal year 2014 compared to 2013. Originations totaled $30.5 million in 2014, compared to $31.7 million in 2013, with no loan purchases in 2013 or 2014. For the three months ended March 31, 2015, the Bank's loan originations were $2.8 million or $11.2 million, annualized, noticeably lower than in fiscal year 2014 and its annualized loan repayments, charge-offs and other deductions were noticeably lower than in fiscal year 2014, with higher loan sales, resulting in a modest net loan decrease of $2.9 million, or $11.6 million, annualized, compared to an increase of $13.9 million in fiscal year 2014.

Earnings Performance (cont.)

During the three months ended March 31, 2015, loan originations were $2.8 million or $11.2 million, annualized, with loan sales totaling $3.8 million during the period. In all periods, the predominant component of the Bank's loan originations was one- to four-family residential mortgage loans.

From December 31, 2013, to March 31, 2015, residential loans, commercial real estate and multi-family loans and consumer loans experienced increases, while construction loans and commercial business loans experienced decreases in their balances. Consumer loans indicated a dollar increase of $204,000 or 93.6 percent, rising from $218,000 to $422,000 from December 31, 2013, to March 31, 2015. One- to four-family loans, including loans held-for-sale, increased by $8.4 million or 30.8 percent, from December 31, 2013, to March 31, 2015. Commercial real estate and multi-family loans increased by $3.1 million or 13.2 percent from December 31, 2013, to March 31, 2015. Other individual changes were construction loans, which decreased $483,000 or 5.9 percent, and commercial loans, which decreased $225,000 or 12.9 percent. Overall, the Bank's lending activities resulted in a total loan increase of $11.0 million or 18.1 percent and a net loan increase of $13.7 million or 24.1 percent from December 31, 2013, to March 31, 2015. The loan change of a $2.9 million decrease or 3.9 percent during the three months ended March 31, 2015, represents an annualized decrease of $11.6 million or 15.5 percent.

For the three months ended March 31, 2015, mortgage loans, including home equity loans and loans held-for-sale, represented 88.9 percent of loan originations. In comparison, during fiscal years 2013 and 2014, these mortgage loans represented 38.2 percent and 54.7 percent of total loan originations, respectively.

The impact of New Buffalo Savings' primary lending efforts has been to generate a yield on average interest-earning assets of 4.04 percent for the twelve months ended March 31, 2015, compared to a lower 3.73 percent for the comparable group, 3.77 percent for all thrifts and 3.68 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 3.37

percent for the twelve months ended March 31, 2015, lower than the comparable group at 3.75 percent, all thrifts at 3.74 percent and Midwest thrifts at 3.68 percent, reflecting the Bank's more recent rise in loans.

New Buffalo Savings' 0.83 percent cost of interest-bearing liabilities for the twelve months ended March 31, 2015, was higher than the comparable group at 0.74 percent, lower than all thrifts at 1.04 percent and higher than Midwest thrifts at 0.71 percent and Michigan thrifts at 0.53 percent. The Bank's resulting net interest spread of 3.21 percent for the twelve months ended March 31, 2015, was modestly higher than the comparable group at 2.99 percent and higher than all thrifts at 2.73 percent, Midwest thrifts at 2.97 percent and Michigan thrifts at 3.19 percent. The Bank's net interest margin of 3.23 percent, based on average interest-earning assets for the twelve months ended March 31, 2015, was lower than the comparable group at 3.34 percent but higher than all thrifts at 2.86 percent, Midwest thrifts at 3.08 percent but lower than Michigan thrifts at 3.28 percent.

The Bank's ratio of noninterest income to average assets was 0.61 percent for the twelve months ended March 31, 2015, which was modestly lower than the comparable group at 0.68 percent, lower than all thrifts at 0.83 percent and Midwest thrifts at 0.80 percent.

The Bank's operating expenses were higher than the comparable group, all thrifts, Midwest thrifts and Michigan thrifts. For the twelve months ended March 31, 2015, New Buffalo Savings had an operating expenses to assets ratio of 5.82 percent compared to 2.76 percent for the comparable group, 3.05 percent for all thrifts, 3.06 percent for Midwest thrifts and 3.96 percent for Michigan thrifts. Such operating expense ratio is a lower 3.74 percent for the three months ended March 31, 2015, annualized.

For the twelve months ended March 31, 2015, New Buffalo Savings generated a lower ratio of noninterest income, a higher ratio of noninterest expenses and a lower net interest margin relative to its comparable group. The Bank had a (0.11) percent provision for loan losses during the twelve months ended March 31, 2015, compared to the comparable group at 0.11 percent of assets, all thrifts at 0.09 percent and Midwest thrifts at 0.14 percent. The Bank's allowance for loan losses to total loans of 1.57 percent was higher than the comparable group and higher than all thrifts. The Bank's 72.9 percent ratio of reserves to nonperforming assets was lower than the comparable group at 151.2 percent and lower than all thrifts at 90.3 percent.

As a result of its operations, the Bank's net and core income for the twelve months ended March 31, 2015, were lower than the comparable group. Based on net earnings, the Bank had a return on average assets of (2.40) percent for the twelve months ended March 31, 2015, and a return on average assets of (2.74) percent and (0.71) percent in fiscal years 2014 and 2013, respectively. The Bank's core return on average assets was a higher (0.60) percent for the twelve months ended March 31, 2015, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a moderately higher net ROAA of 0.74 percent and a higher core ROAA of 0.69 percent, while all thrifts indicated a higher net ROAA and higher core ROAA of 0.72 percent and 0.73 percent, respectively. Midwest thrifts indicated a net ROAA of 0.53 percent and a core ROAA of 0.74 percent.

Following its conversion, New Buffalo Savings' earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income, overhead expenses and its asset quality and its future needs for provisions for loan losses. Earnings are projected to represent a more favorable 0.41 percent in 2015. The Bank's ratio of noninterest income to average assets decreased from fiscal 2013 to 2014 and then increased for the twelve months ended March 31, 2015. The decrease in noninterest income in fiscal 2014 was due to the Bank's rise in the losses on foreclosed assets and decrease in gains on the sale of loans. Overhead expenses indicated a moderate increase overall during the past two fiscal years.

Earnings Performance (cont.)

In recognition of the foregoing earnings related factors, considering New Buffalo Savings' historical and current performance measures, as well as Business Plan projections, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

New Buffalo Savings' market area is focused on Berrien County, Michigan, but also includes Lake, LaPorte and Porter Counties, Indiana, served by the Bank's loan production office in Merrillville. Population decreased by 3.5 percent in Berrien County from 2000 to 2010, and the number of households also decreased. The downward trend in population and households is projected to continue from 2010 to 2019. Population in Berrien County is projected to decrease 2.1 percent from 2010 to 2019, while the household level is projected to continue to decrease 2.0 percent during the same time period. The 2010 per capita income and median household income levels in Berrien County were below state and national levels. Berrien County's median household income level is projected to increase to $47,167 by 2019, which continues to be below the Michigan average of $51,049 and below the national average of $59,599.

Berrien County's unemployment rates have normally been higher than national rates and historically similar to but now lower than the Michigan unemployment rates. In March 2015, Berrien County had an unemployment rate of 5.4 percent, which was lower than both Michigan's unemployment rate of 5.7 percent and the national unemployment rate of 5.6 percent. According to the 2010 Census, median housing values were $138,100, $136,600, and $186,200 for Berrien County, Michigan and the United States, respectively.

The Corporation held deposits of approximately 35.8 percent of all thrift deposits in the market area as of June 30, 2014, representing a 3.7 percent share of the total deposit base of $1.9 billion.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's market area.

FINANCIAL CONDITION

The financial condition of New Buffalo Savings is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 22, and is compared to the comparable group in Exhibits 39, 40, and 41. The Bank's ratio of total equity to total assets was 11.30 percent at March 31, 2015, which was moderately lower than the comparable group at 13.50 percent, all thrifts at 12.34 percent and Midwest thrifts at 11.92 percent. Based on the conversion completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to 13.21 percent and the Bank's pro forma equity to assets ratio will increase to 11.2 percent, recognizing the cost of the elimination of the defined benefit plan.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. New Buffalo Savings had a higher 79.1 percent ratio of net loans to total assets at March 31, 2015, compared to the comparable group at 66.2 percent. All thrifts indicated a lower 68.6 percent, as did Midwest thrifts at 67.1 percent. The Bank's 10.7 percent share of cash and investments was lower than the comparable group at 16.6 percent, while all thrifts were at 13.1 percent and Midwest thrifts were at 15.6 percent. New Buffalo Savings' absence of mortgage-backed securities was moderately lower than the comparable group at 10.8 percent and lower than all thrifts at 10.4 percent and Midwest thrifts at 9.5 percent.

The Bank's 79.9 percent ratio of deposits to total assets was higher than the comparable group at 77.3 percent, higher than all thrifts at 75.4 percent and higher than Midwest thrifts at 78.7 percent. New Buffalo Savings' higher ratio of deposits was due to its lower shares of borrowed funds and equity. New Buffalo Savings had a lower equity to asset ratio of 11.3 percent, compared to the comparable group at 13.5 percent of total assets, with all thrifts at 12.3 percent and Midwest thrifts at 11.9 percent. New Buffalo Savings had a lower share of borrowed funds to assets of 7.77 percent at March 31, 2015, modestly below the comparable group at 8.20 percent and lower than all thrifts at 11.10 percent and Midwest thrifts at 8.41 percent. In fiscal year 2014, total deposits decreased by $7.6 million or 10.0 percent, due to conservative pricing of certificates of deposit and decreased from $75.4 million to $67.9 million. During fiscal year 2013, New Buffalo Savings' deposits increased by $2.0 million or 2.7 percent from $73.4 million to $75.4 million.

Financial Condition (cont.)

New Buffalo Savings had no assets in combined goodwill and intangible assets and had a higher share of repossessed real estate at March 31, 2015. The Bank had repossessed real estate of $606,000 or 0.68 percent of assets at March 31, 2015. This compares to ratios of 0.27 percent for goodwill and intangible assets and 0.25 percent for real estate owned, for the comparable group. All thrifts had a goodwill and intangible assets ratio of 0.20 percent and a real estate owned ratio of 0.35 percent.

The financial condition of New Buffalo Savings is impacted by its higher than average balance of nonperforming assets of $1.6 million or 1.76 percent of total assets at March 31, 2015, compared to a lower 1.18 percent for the comparable group, 1.43 percent for all thrifts, 1.68 percent for Midwest thrifts and a higher 4.01 percent for Michigan thrifts. The Bank's ratio of nonperforming assets to total assets was 2.79 percent at December 31, 2013, and 1.61 percent at December 31, 2014.

At March 31, 2015, New Buffalo Savings had $1,147,000 of allowances for loan losses, which represented 1.29 percent of assets and 1.57 percent of total loans. The comparable group indicated lower allowance ratios, relative to assets and loans, equal to 0.97 percent of assets and 1.41 percent of total loans, while all thrifts had allowances relative to assets and loans that averaged a lower 0.85 percent of assets and a higher 1.19 percent of total loans. Also of major importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. New Buffalo Savings' $1,147,000 of allowances for loan losses, represented a lower 72.9 percent of nonperforming assets at March 31, 2015, compared to the comparable group's 151.2 percent, with all thrifts at 90.3 percent, Midwest thrifts at a higher 87.5 percent and Michigan thrifts at a lower 47.1 percent. New Buffalo Savings' ratio of net charge-offs to average total loans was 0.17 percent for the twelve months ended March 31, 2015, compared to an identical 0.17 percent for the comparable group, 0.19 percent for all thrifts and 0.29 percent for Midwest thrifts.

Financial Condition (cont.)

New Buffalo Savings has a modest level of interest rate risk. The change in the Bank's NPV level at March 31, 2015, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 0.2 percent decrease, representing a dollar decrease in equity value of $17,000. The Bank's exposure increases to a 0.9 percent decrease in its NPV level under a 200 basis point rise in rates, representing a dollar decrease in equity of $86,000. The Bank's post shock NPV ratio at March 31, 2015, assuming a 200 basis point rise in interest rates was 11.20 percent and indicated a 19 basis point decrease from its 11.01 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank's equity level and asset and liability mix, we believe that a downward adjustment is warranted for New Buffalo Savings' current financial condition, due to the Bank's moderately lower equity position, moderately higher share of nonperforming assets and lower share of allowance for loan losses to nonperforming assets.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent two fiscal years, New Buffalo Savings has been characterized by modest changes in assets, loans and deposits relative to its comparable group. The Bank's average annual asset change from December 31, 2013, to March 31, 2015, was a decrease of 3.6 percent. This shrinkage rate compares to a higher 3.2 percent for the comparable group, a higher 2.8 percent for all thrifts, and a higher 2.6 percent for Midwest thrifts. The Bank's shrinkage in assets is reflective of its shrinkage in cash and investments during the period of an average annual 43.2 percent with an average annual rise in loans of 24.2 percent. New Buffalo Savings' deposits indicate an average annual decrease of 5.5 percent from December 31, 2013, to March 31, 2015, compared to average growth rates of 2.7 percent for the comparable group, 2.1 percent for all thrifts and 2.5 percent for Midwest thrifts.

New Buffalo Savings' deposits indicated a decrease of 10.0 percent from fiscal 2013 to 2014. Annual deposit change was growth rates of 2.7 percent for the comparable group, 2.1 percent for all thrifts and 2.5 percent for Midwest thrifts. During the three months ended March 31, 2015, the Bank's total deposits increased $3.4 million or 5.0 percent. It should be further noted that certificates of deposit, a primary component of deposits, have decreased from December 31, 2013, to March 31, 2015. The Bank had $6.9 million in borrowed funds or 7.77 percent of assets at March 31, 2015, compared to the comparable group at 8.2 percent and had a higher $9.4 million in borrowed funds at December 31, 2014, or 10.4 percent of assets.

In spite of its deposit shrinkage historically, considering the demographics, competition and deposit base trends in its market area, the Bank's ability to increase its asset, loan and deposit bases in the future is significantly dependent on its capital position combined with its ability to increase its market share by competitively pricing its loan and deposit products, maintaining a high quality of service to its customers and strengthening its loan origination activity. New Buffalo Savings' primary market area county experienced decreases in population and households in Berrien County between 2000 and 2010. The Bank's primary market area county also indicated 2010 per capita income modestly below Michigan's and that of the United States, and the median household income level in Berrien County was also below the state and the national level.

In 2010, the median housing value in Berrien County was lower than those of Michigan and the United States, as were median rents.

The total deposit base in Berrien County decreased by 12.6 percent from June 30, 2013, to June 30, 2014; and during that period, the number of financial institution offices in Berrien County increased by one. From June 30, 2013, to June 30, 2014, New Buffalo Savings' deposit market share in Berrien County decreased from 4.3 percent to 3.7 percent.

Based on the foregoing factors, we have concluded that a downward adjustment to the Corporation's pro forma value is warranted for asset, loan and deposit growth.

DIVIDEND PAYMENTS

The Corporation has no plans to pay an initial cash dividend. The payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. All of the ten institutions in the comparable group paid cash dividends during the most recent twelve months for an average dividend yield of 1.90 percent and an average payout ratio of 33.95 percent, impacted by two institutions paying special dividends. During that twelve month period, the average dividend yield was 0.62 percent for the six Michigan thrifts; and the average dividend yield was 1.35 percent and the average payout ratio was 22.50 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2014, investors' interest in new issues has improved but is still not strong. Such interest is possibly related to the improved performance of financial institutions overall, which could be challenged in the future due to the low interest rate environment and the compression of net interest margin. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, housing market conditions, general market conditions for financial institution stocks and stocks overall, aftermarket price trends and the expectation of renewed merger/acquisition activity in the thrift industry.

New Buffalo Savings will direct its offering initially to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $525,000 or 6.7 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 8.0 percent of the total shares issued in the conversion.

The Bank has secured the services of Keefe Bruyette & Woods, Inc., to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent banking conditions, current market conditions, historical local market interest, the terms of the offering, and recent subscription levels for conversions, we believe that no adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription and community offering with the assistance of Keefe, Bruyette & Woods, Inc. The stock of the Corporation will be traded on the OTC Pink Marketplace.

Liquidity of the Stock (cont.)

The Bank's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $51.0 million for the stock outstanding compared to a midpoint public offering of $7.8 million for the Corporation, less the ESOP and the estimated 52,500 shares to be purchased by officers and directors. The Corporation's public market capitalization will be approximately 13.9 percent of the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of over 2,904 shares during the last four quarters.

The comparable group has an average of 3,680,200 shares outstanding compared to 780,000 shares outstanding for the Corporation based on the midpoint valuation.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, we have concluded that a moderate downward adjustment to the Corporation's pro forma market value is warranted relative to the liquidity of its stock.

MANAGEMENT

The president and chief executive officer of New Buffalo Savings is Richard C. Sauerman (reference Exhibit 24). Mr. Sauerman joined the Bank in January 2012 as president and chief executive officer. He was also appointed a director in 2012. Mr. Sauerman previously served as director of commercial lending in the West Region for MainSource Bank. The West Region includes Illinois and the north central part of Indiana. Mr. Sauerman also served as market president of northwest Indiana for MainSource Bank. Mr. Russell N. Dahl is senior vice president and chief financial officer and joined New Buffalo Savings in July 2014. Mr. Dahl has 21 year of experience in managing accounting and financial reporting for two successful credit unions, including Allegius Federal Credit Union in Burns Harbor, Indiana, and Contra Credit Union in Columbus, Indiana. Ms. Karen Gear joined New Buffalo Savings as senior vice president and regional branch manager in 2012. She has over 29 years of banking experience. Previously, Ms. Gear served as a licensed personal banker at Fifth Third Bank in Sawyer, Michigan, from 2003 to 2012. Mr. James Katona joined New Buffalo Savings in August 2013 as senior vice president and chief credit officer. Mr. Katona has over 15 years of banking experience. Mr. Katona was vice president at MainSource Bank in Griffin, Indiana, from 2006 to 2013 and served First Financial Bank in various roles from 1997 to 2005.

During its two most recent fiscal years, New Buffalo Savings has been able to increase its net interest margin, maintain its moderate noninterest income and reduce its cost of funds. The Bank did experience a rise in its noninterest expenses to assets in 2014, due to one-time compensation expenses. The Bank experienced losses in 2013 and 2014, with modest earnings in the first quarter of 2015. The Bank's asset quality position has improved from December 31, 2013, to March 31, 2015, with nonperforming assets decreasing from December 31, 2013, to December 31, 2014, but then increasing slightly from December 31, 2014, to March 31, 2015. New Buffalo Savings' interest rate risk has been modest, primarily as a result of its higher share of adjustable-rate loans. The Bank's earnings and return on assets have been below industry averages, while its net interest margin has been above industry averages but below the comparable group, impacted by higher noninterest expenses and higher provision for loan losses. Management is confident that the Bank is positioned for moderate loan growth and a return to profitability following its conversion.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a new conversion continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's continued presence of a higher share of delinquent loans, dependence on interest rate trends, volatility in the stock market and recent legislation related to the regulation of financial institutions and their ability to generate selected income.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in this offering. In our opinion, recent market trends, including the recent pricing decreases for the most recent two standard conversions, cause us to conclude that a modest new issue discount is warranted in the case of this offering. Consequently, at this time we have made a modest downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have improved, more emphasis has been placed on the price to earnings method, particularly considering increases in stock prices during these last two years. However, as provisions for loan losses decreased significantly and became negative for some, the price to book value method continues to be pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to assets method. The price to earnings method was not used due to the Corporation's negative core earnings and negative earnings in the twelve months ended March 31, 2015, and negative earnings in fiscal 2013 and 2014.

In recognition of the volatility and variance in earnings, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a second valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value and the super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's financial condition, earnings, market area, liquidity of the stock, marketing of the issue, and asset, loan and deposit growth. No adjustments were made for the Bank's subscription interest, dividends, and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

In completing the price to book valuation, Keller recognized the charge to equity that will occur to eliminate the Bank's defined benefit plan as part of the completion of the price to book valuation approach. The charge to equity to eliminate the Bank's defined benefit plan is projected to be $3,041,000 as determined by Pentegra. The pro forma equity used in the valuation was $7,029,000, which is based on the Bank's March 31, 2015, equity level of $10,070,000 less the $3,041,000 defined benefit charge to equity, resulting in the pro forma equity of $7,029,000.

Exhibit 47 shows the average and median price to book value ratios for the comparable group which were 87.06 percent and 82.20 percent, respectively. The full comparable group indicated a moderate pricing range, from a low of 76.73 percent (First Savings Financial Group, Inc.) to a high of 101.12 percent (Jacksonville Bancorp, Inc.). The comparable group had higher average and median price to tangible book value ratios of 92.10 percent and 91.56 percent, respectively, with a range of 79.44 percent to 110.15 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed to a low of 79.24 percent and a high of 99.36 percent, and the comparable group's price to tangible book value range also narrowed slightly from a low of 83.70 percent to a high of 99.49 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 61.20 percent and a price to tangible book value ratio of 61.20 percent at the midpoint. The price to book value ratio increases from 56.59 percent at the minimum to 68.97 percent at the super maximum, while the price to tangible book value ratio increases from 56.59 percent at the minimum to 68.97 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 61.20 percent and 61.20 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 46, are influenced by the Bank's capitalization, asset quality position, earnings performance, ESOP level, local market and public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. The Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 13.88 percent compared to 13.52 percent for the comparable group (reference Exhibit 47). Based on the price to book value ratio and the Bank's total pro forma equity of $7,029,000 at March 31, 2015, the indicated pro forma market value of the Corporation using this approach is $7,800,000 at the midpoint (reference Exhibit 46).

PRICE TO EARNINGS METHOD

The basis of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, New Buffalo Savings' after tax net earnings for the twelve months ended March 31, 2015, were a loss of $2,157,000, and the Bank's after tax core earnings for that period were a loss of $541,000 as indicated in Exhibit 7. Due to negative core earnings, the price to core earnings method was not meaningful.

Even though the price to core earnings method is not meaningful, we will briefly review the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly traded thrifts. The average price to core earnings multiple for the comparable group was 18.71, while the median was 18.32. The average price to net earnings multiple was a lower 18.01, and the median multiple was a lower 16.34. The comparable group's price to core earnings multiple was higher than the 16.90 average multiple for all publicly traded, FDIC-insured thrifts and higher than their median of 16.13. The range in the price to core earnings multiple for the comparable group was from a low of 9.58 (First Federal of Northern Michigan) to a high of 28.49 (United Community Bancorp, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 12.76 times earnings to a high of 23.04 times earnings for eight of the ten institutions in the group, indicating a modest narrowing of the range.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to assets ratio below its true level following conversion.

Price to Assets Method (cont.)

Exhibit 47 indicates that the average price to assets ratio for the comparable group was 11.90 percent and the median was 12.07 percent. The range in the price to assets ratios for the comparable group varied from a low of 7.42 percent (First Federal of Northern Michigan) to a high of 17.85 percent (Wolverine Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 8.13 percent and a high of 14.54 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 7.43 percent at the midpoint, which ranges from a low of 6.38 percent at the minimum to 9.63 percent at the super maximum. Based on the Bank's March 31, 2015, asset base, as adjusted, of $86,109,000, the indicated pro forma market value of the Corporation using the price to assets method is $7,800,000 at the midpoint (reference Exhibit 45).

VALUATION CONCLUSION

Exhibit 52 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the price to book value ratio of 61.20 percent for the Corporation represents a discount of 29.69 percent relative to the comparable group and decreases to a discount of 20.77 percent at the super maximum. The price to assets ratio of 8.49 percent at the midpoint represents a discount of 28.59 percent, decreasing to a discount of 7.78 percent at the super maximum.

It is our opinion that as of May 13, 2015, the pro forma market value of the Corporation is $7,800,000 at the midpoint, representing 780,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $6,630,000 or 663,000 shares at $10.00 per share to a maximum of $8,970,000 or 897,000 shares at $10.00 per share, and then to a

Valuation Conclusion (cont.)

super maximum of $10,315,500 or 1,031,550 shares at $10.00 a share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value and then 15 percent above the maximum.

The appraised value of New Bancorp, Inc., as of May 13, 2015, is $7,800,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

NEW BUFFALO SAVINGS BANK
NEW BUFFALO, MICHIGAN

Balance Sheet
At March 31, 2015 and at December 31, 2014

	At March 31, 2015	At December 31, 2014
	(in thousands)	
ASSETS		
Cash and due from banks	$ 6,606	$ 5,165
Interest-bearing demand deposits	1,950	2,816
Cash and cash equivalents	8,556	7,981
Interest-bearing time deposits in banks	992	992
Loans held-for-sale	1,416	---
Loans, net of allowance of $1,147 and $1,147 at March 31, 2015 and December 31, 2014, respectively	69,093	72,946
Premises and equipment	2,118	2,162
Federal Home Loan Bank stock	678	678
Foreclosed real estate held-for-sale, net	606	248
Accrued interest receivable	195	187
Bank owned life insurance	5,122	5,081
Mortgage servicing rights	284	269
Prepaid expenses and other assets	90	162
Total assets	$ 89,150	$ 90,706
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits		
Demand	$ 19,032	$ 20,161
Savings and money market accounts	20,522	21,070
Time	31,705	26,637
Total deposits	71,259	67,868
Federal funds purchased	—	2,500
Borrowings	6,927	6,927
Accrued nonqualified benefit plans	169	2,830
Other liabilities	725	572
Total liabilities	79,080	80,697
EQUITY		
Retained earnings	10,070	10,009
Total equity	10,070	10,009
Total liabilities and equity	$ 89,150	$ 90,706

Source: New Buffalo Savings Bank's unaudited and audited financial statements

EXHIBIT 2

NEW BUFFALO SAVINGS BANK
NEW BUFFALO, MICHIGAN

Balance Sheets
At December 31, 2010, 2011, 2012 and 2013

	December 31,			
ASSETS	2013	2012	2011	2010
	(in thousands)			
Cash and due from banks	$ 5,037	$ 1,346	$ 1,530	$ 1,036
Interest-bearing demand deposits in banks	20,316	21,178	3,920	4,273
Cash and cash equivalents	25,353	22,524	5,450	5,309
Interest-bearing time deposits in banks	1,736			
Available-for-sale securities	708	--	--	--
Loans, net of allowance for loan losses of $1,373, $2,293, $3,033 and $3,061 at December 31, 2013, 2012, 2011 and 2010, respectively	56,791	61,456	73,837	79,337
Premises and equipment	2,147	2,185	2,239	2,284
Federal Home Loan Bank stock	917	917	917	1,082
Foreclosed assets held-for-sale, net	1,192	1,496	1,889	2,181
Interest receivable	165	181	271	325
Bank-owned life insurance	4,920	4,759	4,600	4,447
Mortgage servicing rights	307	300	318	318
Other assets	152	205	490	637
Total assets	$ 94,388	$ 94,023	$ 90,011	$ 95,920
LIABILITIES AND RETAINED EARNINGS				
LIABILITIES				
Deposits				
Demand	$ 22,331	$ 5,199	$ 147	$ 1,012
Savings, NOW and money market	21,250	34,978	33,035	31,519
Time	31,853	33,307	36,042	38,752
Total deposits	75,434	73,484	69,224	71,283
Federal Home Loan Bank advances	1,000	2,000	2,000	6,500
Accrued nonqualified benefit plans	4,662		5	8
Interest payable	--	3	--	--
Other liabilities	880	5,407	5,563	4,843
Total liabilities	81,976	80,894	76,792	82,634
EQUITY				
Retained earnings	12,444	13,129	13,219	13,286
Accumulated other comprehensive income (loss)	(32)	--	--	--
Total equity	12,412	13,129	13,219	13,286
Total liabilities and equity	$ 94,388	$ 94,023	$ 90,011	$ 95,920

Source: New Buffalo Savings Bank's audited financial statements

EXHIBIT 3

NEW BUFFALO SAVINGS BANK
NEW BUFFALO, MICHIGAN

Statement of Income
For the Twelve Months Ended March 31, 2015 and
For the Year Ended December 31, 2014

	Twelve Months Ended March 31, 2,015	Year Ended December 31, 2014
Interest income:		
Loans,	$ 2,973	$ 2,869
Investment securities	6	8
Interest-bearing deposits	49	54
Total interest income	3,028	2,931
Interest expense:		
Deposits	542	556
Borrowings	65	37
Total interest expense	607	593
Net interest income	2,421	2,338
Provision (credit) for loan losses	(100)	(100)
Net interest income after provision (credit) for loan losses	2,521	2,438
Noninterest income:		
Service charges and fees	296	296
Loss on sale of securities	(15)	(15)
Gain on sale of loans	132	47
Gain (loss) on sale of foreclosed real estate, net	(76)	(110)
Income from bank-owned life insurance	161	161
Loan servicing fees, net	40	45
Other operating	14	26
Total noninterest income	552	450
Noninterest expense:		
Salaries and employee benefits	3,180	3,215
Occupancy and equipment	454	441
Data processing fees	384	387
Franchies taxes	37	37
FDIC insurance premiums	84	97
Insurance premiums	46	48
Professional services	491	512
Impairment losses nad expenses of flreclosed real estate	244	277
Other	310	309
Total noninterest expense	5,230	5,323
Loss before federal income taxes (credits)	(2,157)	(2,435)
Federal income taxes (credits)	--	--
Net loss	$ (2,157)	$ (2,435)

Source: New Buffalo Savings Bank's audited and unaudited financial statements

EXHIBIT 4

NEW BUFFALO SAVINGS BANK
NEW BUFFALO, MICHIGAN

Statements of Income
Years Ended December 31, 2010, 2011, 2012 and 2013

	December 31,			
	2013	2012	2011	2010
	(in thousands)			
Interest and dividend income:				
Loans	$ 2,968	$ 3,965	$ 4,364	$ 4,533
Investment securities	6	--		
FHLB stock dividends		29	26	23
Interest-bearing deposits	45	1	2	3
Total interest income	3,019	3,995	4,392	4,559
Interest expense:				
Deposits	680	831	1,036	1,340
Borrowings	45	45	88	214
Total interest expense	725	876	1,124	1,554
Net interest income	2,294	3,119	3,268	3,005
Provision (Credit) for loan losses	280	--	135	450
Net interest income after provision (credit) for loan losses	2,014	3,119	3,133	2,555
Noninterest income:				
Service charges and fees	334	297	290	294
Loan late charges		43	22	27
Gain on sale of loans	219	167	178	201
Gain (loss) on sale of foreclosed real estate, net	220	(63)	89	42
Loan origination and commitment fees		27	45	32
Income from bank owned life insurance	161	159	153	148
Loan servicing fees, net	43	100	105	103
Other operating	79	54	35	56
Total noninterest income	1,056	784	917	903
Noninterest expense:				
Salaries and employee benefits	1,719	2,034	2,569	2,327
Occupancy and equipment	452	387	402	425
Data processing fees	322	337	312	301
Franchise taxes	40	--	--	
FDIC insurance premiums	111	119	--	
Insurance premiums	58	--	138	146
Professional services	292	--	--	
Impairment losses and expenses of foreclosed real estate	402	369	155	344
Other expense	408	651	540	549
Total noninterest expense	3,804	3,897	4,116	4,092
Loss before federal income taxes (credits)	(734)	6	(66)	(634)
Federal income taxes (credits)	(49)	96	0	2,437
Net loss	$ (685)	$ (90)	$ (66)	$ (3,071)

Source: New Buffalo Savings Bank's audited financial statements

EXHIBIT 5

Selected Financial Information
At March 31, 2015, and
At December 31, 2013 and 2014

	At March 31,	At December 31,	
	2015	2014	2013
	(In thousands)		
Selected Financial Condition Data:			
Total assets	$ 89,150	$ 90,706	$ 94,388
Cash and cash equivalents	8,556	7,981	25,353
Interest-bearing time deposits in banks	992	992	1,736
Investment securities	--	--	708
Loans, net[1]	70,509	72,946	56,791
Premises and equipment, net	2,118	2,162	2,147
Foreclosed real estate, net	606	248	1,192
Bank-owned life insurance	5,122	5,081	4,920
Deposits	71,259	67,868	75,434
Borrowings	6,927	9,427	1,000
Accrued expenses and other liabilities	894	3,402	5,542
Total equity	10,070	10,009	12,412

[1] Includes loans held for sale.

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Three Months Ended March 31, 2014 and 2015, and,
For the Years Ended December 31, 2013 and 2014

	For the Three Months Ended March 31,		For the Years Ended December 31,	
	2015	2014	2014	2013
	(In thousands)			
Selected Operating Data:				
Interest and dividend income	$ 812	$ 715	$ 2,931	$ 3,019
Interest expense	167	153	593	725
Net interest income	645	562	2,338	2,294
Provision for loan losses	—	—	(100)	280
Net interest income after provision for loan losses	645	562	2,438	2,014
Noninterest income	246	144	450	1,056
Noninterest expense	830	923	5,323	3,804
Income (loss) before income tax expense (benefit)	61	(217)	(2,435)	(734)
Income tax expense (benefit)	—	—	—	(49)
Net income (loss)	$ 61	$ (217)	$ (2,435)	$ (685)

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 7

New Buffalo Savings
Normalized Earnings Trends
Twelve Months Ended March 31, 2015

	Twelve Months Ended March 31, 2015 (In thousands)
Net income before taxes	$ (2,157)
Adjustments:	
Compensation/benefit expense	963
Gain on sale	86
Legal fees	124
REO loss	164
	1,337
Normalized earnings before taxes	(820)
Taxes	279 [1]
Normalized earnings after taxes	$ (541)

[1] Based on normal tax rate of 34.0%.

Source: New Buffalo Savings Bank's audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At or for the Three Months Ended March 31, 2014 and 2015, and
At or for the Years Ended December 31, 2013 and 2014

	At or for the Three Months Ended March 31,		Years Ended December 31,	
	2015	2014	2014	2013
Performance Ratios:[1]				
Return on average assets	0.27%	(0.95)%	(2.74)%	(0.71)%
Return on average equity	2.43%	(7.05)%	(20.59)%	(5.24)%
Interest rate spread [2]	3.28%	2.68%	2.90%	2.46%
Net interest margin [3]	3.34%	2.80%	3.02%	2.62%
Efficiency ratio [4]	93.15%	130.74%	190.93%	113.55%
Noninterest expense to average total assets	3.74%	4.02%	6.00%	3.92%
Average interest-earning assets to average interest-bearing liabilities	106.84%	116.83%	115.15%	119.46%
Average equity to average total assets	11.30%	13.42%	13.33%	13.45%
Asset Quality Ratios:				
Nonperforming assets to total assets	1.76%	2.54%	1.61%	2.79%
Nonperforming loans to total loans	1.38%	2.48%	1.65%	2.49%
Allowance for loan losses to nonperforming loans	118.74%	87.61%	94.79%	88.04%
Allowance for loan losses to total loans	1.64%	2.17%	1.56%	2.19%
Capital Ratios:				
Total capital (to risk-weighted assets)	12.59%	21.67%	16.27%	21.86%
Tier 1 capital (to risk-weighted assets)	11.34%	20.41%	15.01%	20.59%
Tier 1 capital (to total assets)	11.41%	13.65%	11.00%	13.15%

(1) Annualized for the three-month periods ended March 31, 2015 and 2014.
(2) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 8

EXHIBIT 9

Volume/Rate Analysis
For the Three Months Ended March 31, 2015 vs 2014, and
For the Years Ended December 31, 2014 vs. 2013

	Three Months Ended March 31, 2015 vs. 2014		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans	$ 173	$ (69)	$ 104
Securities	(2)	--	(2)
Other interest-earning assets	(23)	18	(5)
Total interest-earning assets	$ 148	$ (51)	$ 97
Interest-bearing liabilities:			
Demand	$ --	$ --	$ --
Money market accounts	--	--	--
Savings accounts	--	--	--
Certificates of deposit	(12)	(2)	(14)
Total deposits	(12)	(2)	(14)
Borrowings	32	(4)	28
Total interest-bearing liabilities	20	(6)	14
Change in net interest income	$ 128	$ (45)	$ 83

	Year Ended December 31, 2014 vs. 2013		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans	$ 62	$ (161)	$ (99)
Securities	1	1	2
Other	(25)	34	9
Total interest-earning assets	$ 38	$ (126)	$ (88)
Interest-bearing liabilities:			
Demand	$ --	$ 1	$ 1
Money market accounts	(1)	--	(1)
Savings accounts	--	--	--
Certificates of deposit	(83)	(41)	(124)
Total deposits	(84)	(40)	(124)
Borrowings	(17)	9	(8)
Total interest-bearing liabilities	(101)	(31)	(132)
Change in net interest income	$ 139	$ (95)	$ 44

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At March 31, 2015, For the Three Months Ended March 31, 2014 and 2015, and For the Years Ended December 31, 2013 and 2014

	At March 31,	For the Three Months Ended March 31,		For the Years Ended December 31,	
	2015	2015	2014	2014	2013
	Yield/ Rate	Yield/ Rate[1]	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:					
Loans	4.53%	4.37%	4.81%	4.64%	4.90%
Securities	--	--	1.14%	1.39%	1.28%
Other interest-earning assets	0.98%	1.24%	0.31%	0.36%	0.17%
Total interest-earning assets	4.35%	4.21%	3.57%	3.78%	3.45%
Interest-bearing liabilities:					
Demand	0.07%	0.08%	0.07%	0.07%	0.07%
Money market accounts	0.14%	0.12%	0.12%	0.14%	0.14%
Savings accounts	0.04%	0.05%	0.05%	0.04%	0.04%
Certificates of deposit	1.79%	1.79%	1.82%	1.82%	1.95%
Total interest-bearing deposits	0.89%	0.83%	0.86%	0.84%	0.95%
Borrowings	1.88%	1.64%	2.80%	2.93%	2.34%
Total interest-bearing liabilities	0.99%	0.93%	0.89%	0.88%	0.99%
Net interest rate spread [2]	3.36%	3.28%	2.68%	2.90%	2.46%
Net interest margin [3]	--	3.34%	2.80%	3.02%	2.62%

[1] Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

[2] Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

[3] Net interest margin represents net interest income divided by total interest-earning assets.

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value
At March 31, 2015

Change in Interest Rates (Basis Points) [1]	Estimated NPV [2]	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets [3]	
		$ Amount [2]	% Change	MPV Ratio [4]	Increase/ (Decrease)
	(Dollars in thousands)				(Basis Points)
+300	$9,692	$(187)	(1.9)%	11.23%	22
+200	9,793	(86)	(0.9)%	11.20%	19
+100	9,862	(17)	(0.2)%	11.13%	12
--	9,879	--	--	11.01%	--
-100	10,235	356	3.6%	11.29%	28

[1] Assumes an immediate uniform change in interest rates at all maturities.

[2] NPV is the discounted present value of expected cash flows form assets, liabilities and off-balance sheet contracts.

[3] Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

[4] NPV Ratio represents NPV divided by the present value of assets.

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At March 31, 2015, and,
At December 31, 2013 and 2014

(Dollars in thousands)

	At March 31, 2015		At December 31,			
			2014		2013	
	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:						
Residential	$ 35,874 [(1)]	50.1%	$ 38,062 [(2)]	51.1%	$ 27,435	45.2%
Commercial	26,176	36.5%	26,633	35.7%	23,120	38.1%
Construction and land	7,675	10.7%	7,854	10.5%	8,158	13.4%
Commercial business	1,515	2.1%	1,625	2.2%	1,740	2.9%
Consumer	422	0.6%	392	0.5%	218	0.4%
Total loans receivable	71,662	100.0%	74,566	100.0%	60,671	100.0%
Deferred loan costs (fees)	3		2		(16)	
Loans in process	(9)		(475)		(2,591)	
Allowance for loan losses	(1,147)		(1,147)		(1,273)	
	(1,153)		(1,620)		(3,880)	
Total loans receivable, net	$ 70,509		$ 72,946		$ 56,791	

[(1)] Includes $1,688,000 in loans held-for-sale.
[(2)] Includes $581,000 in loans held-for-sale.

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2014

Due During the Years Ending December 31,	Residential	Commercial	Construction and Land	Commercial Business	Consumer	Total
			(Dollars in thousands)			
2015	$ 754	$ 2,512	$ 4,329	$ 632	$ 23	$ 8,250
2016	139	2,181	1,328	281	72	4,001
2017	349	1,935	1,614	121	61	4,080
2018 to 2019	945	7,629	258	415	200	9,447
2020 to 2024	3,429	8,282	–	96	36	11,843
2025 to 2029	4,980	4,038	–	–	–	9,018
2030 and beyond	26,885	56	325	80	–	27,346
Total	$ 37,481	$ 26,633	$ 7,854	$ 1,625	$ 392	$ 73,985

Fixed and Adjustable-Rate Loan Schedule

	Due After December 31, 2015		
	Fixed	Adjustable	Total
		(Dollars in thousands)	
Real estate loans:			
Residential	$ 10,480	$ 26,247	$ 36,727
Commercial	17,618	6,503	24,121
Construction and land	2,678	847	3,525
Commercial business	907	86	993
Consumer	369	–	369
Total	$ 32,052	$ 33,683	$ 65,735

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 14

Loan Originations, Purchases, Sales and Repayments
For the Three Months Ended March 31, 2015, and
For the Years Ended December 31, 2013 and 2014

	Three Months Ended March 31, 2015	Years Ended December 31, 2014	Years Ended December 31, 2013
		(In thousands)	
Total loans at beginning of period	$ 74,566	$ 60,671	$ 66,966
Loans originated:			
Real estate loans:			
Residential	2,491	16,680	12,082
Commercial	7	8,721	11,682
Construction and land	137	3,805	4,891
Commercial business	--	1,053	2,930
Consumer	167	261	78
Total loans originated	2,802	30,520	31,663
Loans purchased:			
Real estate loans:			
One- to four-family residential	--	--	--
Commercial	--	--	--
Construction and land	--	--	--
Commercial business	--	--	--
Consumer	--	--	--
Total loans purchased	0	0	0
Loans sold:			
Real estate loans:			
One- to four-family residential	(3,786)	(1,485)	(8,349)
Commercial	--	--	--
Construction and land	--	--	--
Commercial business	--	--	--
Consumer	--	--	
Total loans sold	(3,786)	(1,485)	(8,349)
Other:			
Principal repayments	(1,920)	(15,140)	(29,609)
Net loan activity	(2,904)	13,895	(6,295)
Total loans at end of period	$ 71,662	$ 74,566	$ 60,671

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 15

Loan Delinquencies
At March 31, 2015 and at December 31, 2013 and 2014

	30-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
At March 31, 2015						
Real estate loans:						
One- to four-family residential	5	$590	1	$152	6	$742
Home equity lines of credit	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Construction and land	--	--	1	166	1	166
Commercial business loans	--	--	--	--	--	--
Consumer	1	2	1	87	2	89
Total loans	6	$592	3	$405	9	$997
At December 31, 2014						
Real estate loans:						
One- to four-family residential	4	$407	3	$565	7	$972
Home equity lines of credit	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Construction and land	--	--	1	166	1	166
Commercial business loans	--	--	--	--	--	--
Consumer	2	22	--	--	2	22
Total loans	6	$429	4	$731	10	$1,160
At December 31, 2013						
Real estate loans:						
One- to four-family residential	8	$731	1	$86	9	$817
Home equity lines of credit	--	--	--	--	--	--
Commercial	1	17	1	--	1	17
Construction and land	--	--	--	166	1	166
Commercial business loans	--	--	--	--	--	--
Consumer	--	--	--	--	--	--
Total loans	9	$748	2	$252	11	$1,000

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At March 31, 2015, and at December 31, 2013 and 2014

	At March 31,	At December 31,	
	2015	2014	2013
	(Dollars in thousands)		
Nonaccrual loans:			
Real estate loans:			
One- to four-family residential	$ 790	$ 1,033	$ 1,196
Home equity lines of credit	--	--	--
Commercial	10	11	84
Construction and land	166	166	166
Commercial business	--	--	--
Consumer	--	--	--
Total	966	1,210	1,446
Accruing loans 90 days or more past due:			
Real estate loans:			
One- to four-family residential	--	--	--
Home equity lines of credit	--	--	--
Commercial	--	--	--
Construction and land	--	--	--
Commercial business	--	--	--
Consumer	--	--	--
Total loans 90 days or more past due	$ 0	$ 0	0
Total nonperforming loans	$ 966	$ 1,210	$ 1,446
Real estate owned	606	248	1,192
Total nonperforming assets	$ 1,572	$ 1,458	$ 2,638
Troubled debt restructurings:			
Real estate loans:			
One- to four-family residential	$ 1,519	$ 1,601	1,759
Home equity lines of credit	--	--	--
Commercial	244	203	207
Construction and land	1,674	1,690	1,423
Commercial business	--	--	--
Consumer	--	--	--
Total	$ 3,437	$ 3,494	$ 3,389
Ratios:			
Total nonperforming loans to total loans	1.38%	1.65%	2.49%
Total nonperforming assets to total assets	1.08%	1.33%	1.53%
Total nonperforming assets to total assets	1.76%	1.61%	2.79%
Total nonperforming assets and TDRS to total assets	5.20%	4.96%	5.86%

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
At March 31, 2015, and at December 31, 2013 and 2014
(Dollars in thousands)

	At March 31,	At December 31,	
	2015	2014	2013
Classification of assets:			
Substandard loans [1]	$ 2,765	$ 2,438	$ 3,108
Doubtful loans	--	731	--
Loss loans	--	--	--
Real estate owned and other repossessed assets	606	248	1,192
Total classified assets	$ 3,371	$ 3,417	$ 4,300

[1] Includes nonaccruing loans that are more than 90 days past due.

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
At for the Three Months Ended March 31, 2015, and
For the Years Ended December 31, 2013 and 2014

	At or for the Three Months Ended March 31,	At or for the Years Ended December 31,	
	2015	2014	2013
	(Dollars in thousands)		
Balance at beginning of year	$ 1,147	$ 1,273	$ 2,292
Charge-offs:			
Real estate loans:			
One- to four-family residential		(26)	$ (485)
Home equity lines of credit	--	--	--
Commercial	--	--	(502)
Construction and land	--	--	(312)
Commercial business	--	--	--
Consumer loans	--	--	--
Total charge-offs	0	(26)	(1,299)
Recoveries:			
Real estate loans:			
One- to four-family residential	$ --	$ --	$ --
Home equity lines of credit	--	--	--
Commercial	--	--	--
Construction and land	--	--	--
Commercial business	--	--	--
Consumer loans	--	--	--
Total recoveries	0	0	0
Net (charge-offs) recoveries	0	(26)	(1,299)
Transfer to hold-for-sale	--	--	--
Provision for loan losses	--	(100)	280
Balance at end of year	$ 1,147	$ 1,147	$ 1,273
Ratios:			
Net charge-offs to average loans outstanding	--%	0.04%	2.14%
Allowance for loan losses to nonperforming loans at end of year	118.74%	94.79%	88.04%
Allowance for loan losses to total loans at end of year	1.64%	1.56%	2.19%

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At March 31, 2015 and at December 31, 2013 and 2014

	At March 31,		At December 31,			
	2015		2014		2013	
Security Type	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
			(In thousands)			
Mortgage-backed securities	$ –	$ –	$ –	$ –	$ 440	$ 413
State and political subdivisions	–	–	–	–	300	295
Total securities available-for-sale	$ –	$ –	$ –	$ –	$ 740	$ 708

Source: New Bancorp, Inc.'s Prospectus

Mix of Average Deposit Accounts
For the Three Months Ended March 31, 2015, and for the Years Ended December 31, 2013 and 2014

	For the Three Months Ended March 31, 2015		For the Years Ended December 31, 2014		2013	
			(Dollars in thousands)			
Deposit type:	Average Balance	Percent of Total	Average Balance	Percent of Total	Average Balance	Percent of Total
Noninterest-bearing demand	$ 4,314	6.3%	$ 4,809	6.8%	$ 4,939	6.5%
Interest-bearing demand	15,158	22.3%	16,221	22.9%	16,441	21.6%
Savings	7,586	11.2%	7,758	10.9%	7,362	9.7%
Money market	13,225	19.5%	13,446	19.0%	14,347	18.8%
Certificates of deposit	27,683	40.7%	28,651	40.4%	33,096	43.4%
Total deposits	$ 67,966	100.0%	$ 70,885	100.0%	$ 76,185	100.0%

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 20

EXHIBIT 21

Certificates of Deposit By Rate and Maturity
As of March 31, 2015

	At March 31, 2015 (In thousands)
Three months or less	$ 2,657
Over three months through six months	1,159
Over six months through one year	1,902
Over one year to three years	7,970
Over three years	6,109
Total	$ 19,797

	At March 31, 2015 Period to Maturity					
	Less Than or Equal to One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate:						
Less than or equal to 1.00%	$ 9,019	$ 4,308	$ 574	$ 41	$ 13,942	44.0%
1.00% - 1.99%	1,072	324	1,782	3,240	6,418	20.2%
2.00% - 2.99%	486	30	362	2,523	3,401	10.7%
3.00% - 3.99%	205	489	1,169	1,234	3,097	9.8%
4.00% - 4.99%	195	2,374	494	644	3,707	11.7%
5.00% - 5.99%	940	200	—	—	1,140	3.6%
Total	$ 11,917	$ 7,725	$ 4,381	$ 7,682	$ 31,705	100.0%

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 21

EXHIBIT 22

Borrowed Funds
At or for the Three Months Ended March 31, 2015 and 2015, and
At or for the Years Ended December 31, 2013 and 2014

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,	
	2015	2014	2014	2013
	(In thousands)			
Balance outstanding at end of period	$ 6,927	$ 1,000	$ 9,427	$ 1,000
Average balance during period	8,552	1,000	1,286	1,917
Maximum outstanding at any month end	9,927	1,000	9,427	2,000
Weighted average interest rate at end of period	1.88%	2.80%	1.58%	2.80%
Average interest rate during period	1.64%	2.80%	2.88%	2.35%

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 23

OFFICES OF NEW BUFFALO SAVINGS BANK
NEW BUFFALO, MICHIGAN
As of March 31, 2015

Location	Owned or Leased	Year Acquired or Leased	Net Book Value of Real Property ($000)
Main Office			
45 North Whittaker Street			
New Buffalo, Michigan 49117	Owned	1951	$ 829
Branch Offices:			
6701 West U.S. 12			
Three Oaks, Michigan 49128	Owned	1996	200
8485 Sawyer Road			
Sawyer, Michigan 49125	Owned	2006	784
Loan Production Office:			
8000 Utah			
Merrillville, Indiana 46410	Leased	2013	--

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 24

DIRECTORS AND MANAGEMENT OF THE BANK
At March 31, 2015

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
Richard Sauerman	President, Chief Executive Officer and Director	55	2012	2018
David Blum	Director	73	2007	2016
Joe Migely	Director	82	2006	2016
Ralph Sommerfeld	Director	59	2001	2017
Jeffrey Vickers	Director	49	2004	2017

Source: New Bancorp, Inc.'s Prospectus

EXHIBIT 25

Key Demographic Data and Trends
Berrien County in Michigan,
LaPorte, Lake and Porter Counties in Indiana,
Michigan and the United States
2000, 2010 and 2019

	2000	2010	% Change	2019	% Change
Population					
Berrien County, MI	162,453	156,813	(3.5)%	153,539	(2.1)%
LaPorte County, IN	110,106	111,467	1.2%	112,089	0.6%
Lake County, IN	484,564	496,005	2.4%	491,003	(1.0)%
Porter County, IN	146,798	164,343	12.0%	171,620	4.4%
Michigan	9,938,444	9,883,640	(0.6)%	9,930,513	0.5%
United States	281,421,906	308,745,538	9.7%	327,981,317	6.2%
Households					
Berrien County, MI	63,569	63,054	(0.8)%	61,763	(2.0)%
LaPorte County, IN	41,050	42,331	3.1%	42,574	0.6%
Lake County, IN	181,633	188,157	3.6%	186,125	(1.1)%
Porter County, IN	54,649	61,998	13.4%	64,816	4.5%
Michigan	3,785,661	3,872,508	2.3%	3,893,998	0.6%
United States	105,480,101	116,716,292	10.7%	124,446,535	6.6%
Per Capita Income					
Berrien County, MI	$ 19,952	$ 23,963	20.1%	--	--
LaPorte County, IN	18,913	20,982	10.9%	--	--
Lake County, IN	19,639	21,722	10.6%	--	--
Porter County, IN	23,957	25,012	4.4%	--	--
Michigan	22,168	24,435	10.2%	--	--
United States	22,162	26,059	17.6%	--	--
Median Household Income					
Berrien County, MI	$ 38,567	$ 41,320	7.1%	$ 47,167	14.2%
LaPorte County, IN	41,430	43,765	5.6%	50,907	16.3%
Lake County, IN	41,829	45,153	7.9%	49,929	10.6%
Porter County, IN	53,100	55,186	3.9%	66,396	20.3%
Michigan	44,667	46,861	4.9%	51,049	8.9%
United States	41,994	50,046	19.2%	59,599	19.1%

Source: U.S. Census and ESRI

EXHIBIT 26

Key Housing Data
Berrien County in Michigan, LaPorte, Lake and Porter Counties in Indiana,
Michigan and the United States
2000 & 2010

Occupied Housing Units		2000	2010
Berrien County, MI		63,569	63,054
LaPorte County, IN		41,050	42,331
Lake County, IN		181,633	188,157
Porter County, IN		54,649	1,998
Michigan		3,785,661	3,872,508
United States		105,480,101	116,716,292
Occupancy Rate			
Berrien County, MI			
	Owner-Occupied	72.3%	71.5%
	Renter-Occupied	27.7%	28.5%
LaPorte County, IN			
	Owner-Occupied	75.2%	73.6%
	Renter-Occupied	24.8%	26.4%
Lake County, IN			
	Owner-Occupied	69.0%	69.3%
	Renter-Occupied	31.0%	30.7%
Porter County, IN			
	Owner-Occupied	76.7%	76.3%
	Renter-Occupied	23.3%	23.7%
Michigan			
	Owner-Occupied	73.8%	72.1%
	Renter-Occupied	26.2%	27.9%
United States			
	Owner-Occupied	66.2%	65.4%
	Renter-Occupied	33.8%	34.6%
Median Housing Values			
Berrien County, MI		$ 94,700	$ 138,100
LaPorte County, IN		93,500	125,200
Lake County, IN		97,500	135,800
Porter County, IN		127,000	166,200
Michigan		115,600	136,600
United States		119,600	186,200
Median Rent			
Berrien County, MI		$ 476	$ 585
LaPorte County, IN		495	693
Lake County, IN		544	809
Porter County, IN		625	853
Michigan		546	724
United States		602	871

Source: U.S. Census Bureau

EXHIBIT 27

Major Sources of Employment by Industry Group
Berrien County in Michigan,
LaPorte, Lake and Porter Counties, Indiana, Michigan and the United States
2000 and 2010

	2000					
Industry Group	Berrien County	LaPorte County	Lake County	Porter County	Michigan	United States
Agriculture/Mining	1.9%	1.5%	0.3%	0.4%	1.1%	1.9%
Construction	6.0%	7.4%	6.6%	7.6%	6.0%	6.8%
Manufacturing	24.6%	25.7%	18.7%	21.6%	22.5%	14.1%
Wholesale/Retail	13.7%	14.7%	15.3%	14.5%	15.2%	15.3%
Transportation/Utilities	6.5%	5.5%	6.6%	5.9%	4.1%	5.2%
Information	1.7%	2.0%	2.0%	1.9%	2.1%	3.1%
Finance, Insurance & Real Estate	3.8%	4.0%	5.4%	1.9%	5.3%	6.9%
Services	41.8%	39.2%	45.1%	46.2%	43.7%	46.7%

	2010					
	Berrien County	LaPorte County	Lake County	Porter County	Michigan	United States
Agriculture/Mining	2.2%	1.3%	0.4%	0.6%	1.4%	0.9%
Construction	4.8%	7.1%	6.2%	7.3%	4.8%	5.1%
Manufacturing	19.1%	19.2%	15.6%	17.7%	16.5%	15.0%
Wholesale/Retail	13.5%	13.8%	18.3%	14.6%	14.4%	14.8%
Transportation/Utilities	5.4%	6.4%	7.0%	4.0%	4.1%	4.8%
Information	1.0%	0.7%	1.9%	1.8%	1.7%	1.8%
Finance, Insurance & Real Estate	4.2%	3.8%	4.8%	5.2%	5.5%	6.4%
Services	49.8%	47.7%	45.8%	48.8%	51.6%	51.2%

Source: Bureau of the Census

EXHIBIT 28

Unemployment Rates
Berrien County in Michigan, LaPorte, Lake and Porter Counties in Indiana,
Michigan and the United States
For the Years 2011 through 2014 and through March of 2015

Location	2011	2012	2013	2014	March 2015
Berrien County, MI	10.2%	9.1%	8.8%	6.7%	5.4%
LaPorte County, IN	10.4%	9.8%	9.4%	7.7%	7.9%
Lake County, IN	9.6%	9.2%	9.2%	8.1%	8.2%
Porter County, IN	8.1%	7.6%	7.2%	6.3%	6.5%
Michigan	10.4%	9.1%	8.9%	7.3%	5.7%
United States	8.9%	8.1%	7.4%	6.2%	5.6%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor Statistics

EXHIBIT 29

Market Share of Deposits
Berrien County Michigan
June 30, 2014

	Berrien County Deposits ($000)	New Buffalo Savings' Deposits ($000)	New Buffalo Savings' Share (%)
Banks	$ 1,698,769	---	---
Thrifts	197,903	$ 70,870	35.8%
Total	$ 1,896,672	$ 70,870	3.7%

Source: FDIC

EXHIBIT 30

National Interest Rates by Quarter
First Quarter 2011 - First Quarter 2015

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012	3rd Qtr. 2012	4th Qtr. 2012
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.10%	0.11%
1-Year Treasury Bills	0.19%	0.19%	0.17%	0.15%
30-Year Treasury Notes	3.35%	2.76%	2.82%	2.95%

	1st Qtr. 2013	2nd Qtr. 2013	3rd Qtr. 2013	4th Qtr. 2013
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.06%	0.04%	0.04%	0.05%
1-Year Treasury Bills	0.11%	0.11%	0.09%	0.10%
30-Year Treasury Notes	3.14%	3.70%	3.69%	3.96%

	1st Qtr. 2014	2nd Qtr. 2014	3rd Qtr. 2014	4th Qtr. 2014
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.05%	0.04%	0.13%	0.07%
1-Year Treasury Bills	0.13%	0.11%	0.14%	0.13%
30-Year Treasury Notes	3.56%	3.34%	3.07%	2.75%

	1st Qtr. 2015
Prime Rate	3.25%
90-Day Treasury Bills	0.01%
1-Year Treasury Bills	0.24%
30-Year Treasury Notes	3.03%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 31

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	8.80	1.65	0.30	116.38	0.00	29.14	29.33	69.51	69.51	7.56
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	3.55	0.00	0.57	132.52	0.00	6.26	6.23	36.27	36.30	2.68
BSF	Bear State Financial, Inc.	AR	NASDAQ	8.92	0.04	0.63	50.89	0.00	14.16	14.39	161.94	202.75	17.53
BOCA	Banc of California, Inc.	CA	NYSE	10.75	0.00	0.69	145.64	0.48	15.58	16.04	91.27	107.07	7.38
BOFI	Bofl Holding, Inc.	CA	NASDAQ	77.22	-0.76	4.21	326.81	0.00	18.34	17.79	280.08	280.60	23.63
BYFC	Broadway Financial Corporation	CA	NASDAQ	1.36	0.20	0.09	16.69	0.00	15.54	15.11	100.35	100.58	8.15
MLGF	Malaga Financial Corp	CA	Pink Sheet	21.00	0.00	1.88	158.17	0.63	11.15	11.17	120.94	120.94	13.28
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	15.09	0.05	0.78	120.94	0.41	19.35	19.60	95.27	95.41	12.48
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	16.14	-0.65	0.72	116.77	0.34	22.42	22.42	86.76	89.89	13.82
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	15.74	-1.55	0.49	14.93	0.15	32.12	32.79	NM	NM	105.41
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	8.40	-0.51	-0.31	69.85	0.00	(27.10)	(35.00)	98.97	98.97	12.03
PBCT	People's United Financial, Inc.	CT	NASDAQ	14.57	-0.70	0.83	113.02	0.66	17.55	17.55	96.31	176.07	12.89
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.12	-0.32	0.32	104.84	0.12	34.75	31.77	91.06	99.26	10.61
UBNK	United Financial Bancorp, Inc.	CT	NASDAQ	13.92	-0.86	0.17	100.96	0.41	81.88	87.00	112.48	140.21	13.79
WSFS	WSFS Financial Corporation	DE	NASDAQ	75.59	-2.06	5.95	509.03	0.48	12.70	13.36	149.11	169.85	14.85
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	3.98	0.02	-0.39	46.03	0.00	(10.29)	(10.21)	87.57	87.92	8.65
BFCF	BFC Financial Corporation	FL	Pink Sheet	3.22	0.24	0.48	17.39	0.00	6.71	6.08	57.68	68.21	18.52
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	0.00	-12.90	237.00	0.00	(0.03)	(0.03)	NA	NA	0.15
EVER	Everbank Financial Corp	FL	NYSE	18.12	-2.50	0.96	166.76	0.13	18.88	17.94	141.86	206.61	10.87
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	18.20	-0.25	0.02	129.22	0.00	NM	NM	89.77	90.52	14.08
CHFN	Charter Financial Corporation	GA	NASDAQ	11.17	-0.40	0.33	55.33	0.15	34.25	34.91	90.68	92.63	20.19
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	25.23	0.36	1.14	191.16	0.21	22.13	19.56	144.86	155.85	13.20
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	21.15	-0.59	1.54	166.14	0.68	13.73	15.22	97.13	97.37	12.73
AJSB	AJS Bancorp, Inc.	IL	OTC BB	13.55	1.25	0.97	93.28	0.64	13.91	15.06	87.97	87.99	14.53
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.05	-0.13	-1.09	230.92	0.00	(0.05)	(0.05)	0.40	0.40	0.02
BFIN	BankFinancial Corporation	IL	NASDAQ	11.16	-0.78	0.37	67.34	0.05	30.16	30.16	129.91	131.48	16.57
FIRT	First BancTrust Corporation	IL	Pink Sheet	15.91	0.95	1.56	203.01	0.08	10.20	10.20	78.52	80.27	7.84
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	8.90	-0.74	0.46	90.12	0.24	19.19	19.35	81.85	97.98	9.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
GTPS	Great American Bancorp, Inc.	IL	OTC BB	22.25	-0.49	1.71	364.52	14.28	12.99	13.01	66.11	70.59	6.10
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	13.50	-0.30	-5.32	201.70	0.10	(2.54)	(2.53)	80.70	84.39	6.69
IROQ	IF Bancorp, Inc.	IL	NASDAQ	16.80	0.25	0.80	123.39	0.10	20.98	20.49	89.47	90.03	13.62
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	22.62	1.16	1.66	172.78	0.33	13.63	14.78	92.08	99.59	13.09
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.85	0.00	-0.45	320.20	0.00	(26.12)	(26.33)	39.64	39.64	3.70
PFED	Park Bancorp, Inc.	IL	Pink Sheet	0.57	-0.06	-1.42	137.17	0.00	(0.40)	(0.35)	11.44	11.44	0.42
RYFL	Royal Financial, Inc.	IL	OTC BB	7.70	0.05	0.25	55.13	0.00	30.21	40.53	74.69	74.69	13.97
SUGR	Sugar Creek Financial Corp.	IL	OTC BB	9.40	0.15	0.33	96.30	0.00	28.33	28.48	67.82	67.82	9.76
AMFC	AMB Financial Corp.	IN	OTC BB	10.00	0.95	0.92	189.22	0.00	10.91	11.11	57.06	57.92	5.28
DSFN	DSA Financial Corp	IN	NASDAQ	10.40	2.20	0.63	72.12	0.22	16.58	16.77	96.56	98.27	14.42
FFWC	FFW Corporation	IN	Pink Sheet	21.90	0.25	3.92	300.91	0.22	5.58	5.67	74.33	78.27	7.28
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	6.70	0.00	4.29	260.01	0.00	1.56	1.58	26.17	26.21	2.58
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	15.00	0.80	0.81	212.97	0.31	18.49	NA	NA	NA	7.04
FCAP	First Capital, Inc.	IN	NASDAQ	23.92	2.34	2.03	167.96	0.83	11.79	11.84	116.48	128.80	14.24
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	25.72	0.78	2.40	325.35	0.32	10.73	10.90	80.05	92.88	7.91
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	12.36	0.21	0.79	90.87	0.16	15.65	16.48	84.53	94.95	13.60
LOGN	Logansport Financial Corp.	IN	Pink Sheet	28.50	2.23	2.76	246.62	0.48	10.34	10.44	91.41	92.35	11.56
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	21.24	3.42	1.34	196.81	0.28	15.85	16.99	125.17	128.37	10.79
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	26.50	-0.75	2.47	274.85	0.94	10.72	11.37	101.71	103.97	9.64
PBNI	Peoples Bancorp	IN	Pink Sheet	25.00	0.40	1.47	203.38	0.60	16.98	19.69	103.39	108.27	12.29
RIVR	River Valley Bancorp	IN	NASDAQ	21.04	-0.92	2.41	200.69	1.09	8.73	9.15	103.12	104.25	10.48
TDCB	Third Century Bancorp	IN	OTC BB	8.22	0.18	0.19	78.19	0.37	43.82	43.26	84.80	85.52	10.51
UCBA	United Community Bancorp	IN	NASDAQ	11.46	0.19	0.42	111.19	0.24	26.98	26.65	76.66	80.13	10.31
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	20.00	0.75	0.88	188.31	0.24	22.71	24.10	89.41	91.07	10.62
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	12.52	-0.34	0.55	69.30	0.92	22.94	22.76	119.39	119.45	18.07
FFSL	First Independence Corporation	KS	Pink Sheet	17.60	3.24	0.74	163.89	0.00	23.78	23.78	109.13	109.42	10.74
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.99	0.25	0.20	106.07	0.20	74.95	99.93	87.10	90.16	14.13
CTUY	Century Next Financial Corporation	LA	OTC BB	18.00	0.00	1.10	153.28	0.00	16.35	16.36	103.06	103.06	11.74

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
FPBF	FPB Financial Corp.	LA	Pink Sheet	15.70	0.70	1.64	186.70	0.20	9.57	9.63	84.18	84.18	8.41
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	17.40	0.05	0.13	105.80	0.00	NM	NM	77.99	77.99	16.45
HBCP	Home Bancorp, Inc.	LA	NASDAQ	22.83	0.69	1.34	177.07	0.00	17.04	17.98	107.48	108.56	12.89
HFBL	Home Federal Bancorp, Inc. of Louisiana	LA	NASDAQ	20.01	-0.28	1.30	154.52	0.25	15.45	15.63	103.36	104.00	12.95
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	20.00	0.44	0.95	115.04	0.15	21.06	21.28	96.77	96.77	17.39
MDNB	Minden Bancorp, Inc.	LA	OTC BB	19.10	1.70	1.51	121.25	0.18	12.65	NA	NA	NA	15.75
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	16.00	-0.80	0.44	116.49	0.00	36.38	36.36	88.93	88.93	13.73
BHBK	Blue Hills Bancorp, Inc.	MA	NASDAQ	13.23	9.30	-0.14	59.25	0.00	(92.58)	(73.50)	91.84	95.05	22.33
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	9.55	-0.82	0.57	80.87	0.34	16.75	16.75	106.06	139.39	11.81
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	18.65	1.26	0.41	147.38	0.00	45.49	45.49	125.09	125.51	12.65
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	16.72	-2.06	-0.04	117.84	0.26	NM	NM	100.19	100.54	14.19
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	16.30	-0.78	0.71	147.59	0.17	22.96	22.96	99.10	102.08	11.04
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	20.01	0.33	0.84	127.64	0.26	23.82	24.11	129.15	130.47	15.68
HIFS	Hingham Institution for Savings	MA	NASDAQ	82.03	2.15	9.96	707.42	1.37	8.24	8.24	145.95	145.95	11.60
MTGB	Meetinghouse Bancorp, Inc.	MA	OTC BB	13.20	1.09	-0.08	163.05	0.00	NM	NM	112.44	116.79	8.10
EBSB	Meridian Bancorp, Inc.	MA	NASDAQ	11.02	-15.12	0.78	57.93	0.00	14.13	18.37	105.57	108.16	19.02
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	21.65	1.54	0.23	96.34	0.38	92.60	94.13	130.07	130.20	22.47
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	19.25	0.02	0.73	206.57	0.00	26.55	26.74	96.78	96.78	9.32
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.13	-0.40	0.33	69.66	0.24	21.61	23.00	93.00	93.00	10.24
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	15.75	-0.34	-0.20	117.89	0.00	(80.56)	(78.75)	79.93	79.93	13.36
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	12.93	0.40	-0.28	85.92	0.00	(45.79)	(39.18)	74.71	78.45	15.05
MDSN	Madison Bancorp, Inc.	MD	OTC BB	15.00	0.00	0.16	225.58	0.00	91.24	93.75	74.41	74.41	6.65
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	22.75	0.38	0.19	99.44	0.00	NM	NM	142.25	NA	22.88
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	12.74	-0.01	0.07	112.44	0.00	NM	NM	90.59	NA	11.33
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	4.68	-0.10	-0.62	76.42	0.00	(7.58)	(11.41)	86.37	87.51	6.12
EGDW	Edgewater Bancorp, Inc	MI	OTC BB	10.25	-0.25	-1.56	175.11	0.00	(6.56)	(6.61)	50.78	52.53	5.85
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	5.72	-0.79	0.52	83.69	0.08	11.00	11.00	71.13	76.45	6.83
FBC	Flagstar Bancorp, Inc.	MI	NYSE	14.64	-1.27	1.00	171.08	0.00	14.64	14.64	75.92	103.02	8.56

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
NWBM	Northwestern Bancorp	MI	OTC BB	564.00	10.00	20.83	4,403.70	0.00	27.08	27.08	153.80	177.95	12.81
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.50	0.50	0.87	154.17	0.04	9.72	9.77	52.72	65.61	5.51
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	22.81	-0.20	0.76	149.04	0.40	29.84	30.01	84.33	84.45	15.30
HMNF	HMN Financial, Inc.	MN	NASDAQ	12.43	2.20	5.43	132.97	0.00	2.29	3.08	86.00	88.10	9.35
REDW	Redwood Financial, Inc	MN	Pink Sheet	29.75	0.50	5.43	507.66	0.00	5.48	5.48	46.86	55.06	5.86
WEFP	Wells Financial Corp.	MN	Pink Sheet	26.07	-0.25	1.27	336.39	0.60	20.53	20.53	73.70	79.40	7.75
CCFC	CCSB Financial Corp.	MO	Pink Sheet	6.85	-0.35	0.46	111.29	0.00	14.93	14.89	53.50	53.71	6.16
FBSI	First Bancshares, Inc.	MO	Pink Sheet	6.75	-0.61	0.36	122.57	0.00	18.53	20.45	72.25	72.25	5.51
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	18.50	1.00	1.08	226.90	0.00	17.21	17.45	65.68	69.27	8.15
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	15.50	-0.05	0.86	97.20	0.00	18.02	18.02	114.13	118.91	15.95
PULB	Pulaski Financial Corp.	MO	NASDAQ	11.92	0.10	0.87	117.74	0.29	13.67	13.55	124.62	129.21	10.12
QRRY	Quarry City Savings and Loan Association	MO	OTC BB	10.56	0.60	0.57	114.69	0.00	18.48	18.53	54.37	56.60	9.21
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	19.00	0.00	-0.05	85.51	0.00	NM	NM	NA	NA	22.22
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.91	0.24	0.50	143.26	0.29	21.82	30.31	80.12	102.89	7.62
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	20.49	-0.82	0.52	171.07	0.00	39.40	43.60	95.15	95.15	11.98
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	15.45	-1.16	0.49	107.96	0.00	31.53	31.53	83.81	88.00	14.31
KSBI	KS Bancorp, Inc.	NC	OTC BB	11.00	-0.85	0.88	238.54	0.00	12.55	14.67	62.29	62.29	4.61
LTLB	Little Bank, Inc	NC	Pink Sheet	10.77	0.08	0.92	109.12	0.00	11.69	11.71	104.50	104.50	9.87
MCBK	Madison County Financial, Inc.	NE	NASDAQ	19.60	1.24	N/A	99.40	0.24	NA	NA	96.32	97.96	19.72
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.96	405.33	0.72	3.38	4.65	24.62	24.70	2.47
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	15.44	0.36	1.09	179.90	0.52	14.17	15.14	97.21	172.54	8.58
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	9.15	-1.30	0.55	94.27	0.24	16.63	19.06	75.07	89.79	9.71
CSBK	Clifton Savings Bancorp, Inc	NJ	NASDAQ	13.10	-0.08	0.25	45.42	0.24	52.40	52.40	97.70	97.70	28.84
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	13.35	0.65	0.27	143.18	0.00	49.44	74.17	82.05	82.05	9.32
DLNO	Delanco Bancorp, Inc.	NJ	Pink Sheet	7.15	-0.53	-0.67	134.03	0.00	(10.73)	(7.30)	49.56	49.56	5.33
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	9.57	-0.11	0.33	70.28	0.16	29.00	39.88	105.08	108.51	13.62
ISBC	Investors Bancorp, Inc.	NJ	NASDAQ	10.87	-0.92	0.49	49.85	0.19	22.18	22.18	109.60	113.04	21.81
NFBK	Northfield Bancorp, Inc	NJ	NASDAQ	14.12	0.51	0.40	57.75	0.50	35.30	36.21	115.75	118.86	24.45

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	14.37	-0.27	0.97	160.75	0.24	14.81	15.29	88.42	93.02	8.94
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	16.13	-0.65	1.02	134.87	0.48	15.81	16.80	126.28	128.38	11.96
ORIT	Oritani Financial Corp.	NJ	NASDAQ	14.51	-1.30	0.95	71.78	0.95	15.27	15.27	125.10	125.10	20.22
PFS	Provident Financial Services, Inc.	NJ	NYSE	17.37	-0.95	1.18	140.50	0.60	14.72	14.72	92.18	141.61	12.36
AF	Astoria Financial Corporation	NY	NYSE	12.76	-1.06	0.85	155.06	0.16	15.01	15.01	86.89	100.40	8.23
CARV	Carver Bancorp, Inc.	NY	NASDAQ	7.00	-1.14	-0.13	174.27	0.00	(53.85)	(50.00)	322.89	332.81	4.02
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	12.85	1.90	0.47	146.69	0.00	27.17	27.34	109.93	109.93	8.76
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	15.45	-1.39	1.19	118.95	0.56	12.98	12.98	124.83	142.30	12.99
NYCB	New York Community Bancorp, Inc.	NY	NYSE	15.57	-0.11	1.07	109.97	1.00	14.55	14.69	119.28	222.70	14.16
ONFC	Oneida Financial Corp.	NY	NASDAQ	12.99	0.98	0.92	112.04	0.48	14.12	17.79	96.17	133.18	11.59
PFDB	Patriot Federal Bank	NY	Pink Sheet	5.92	-1.15	-0.01	127.79	0.00	NM	NM	49.50	50.29	4.63
SNNY	Sunnyside Bancorp, Inc.	NY	OTC BB	9.95	0.50	-0.29	119.10	0.00	(34.48)	(29.26)	65.24	65.24	8.35
TRST	Trustco Bank Corp NY	NY	NASDAQ	6.70	-0.24	0.47	48.34	0.26	14.35	14.89	163.05	163.28	13.86
ASBN	ASB Financial Corp.	OH	Pink Sheet	12.52	0.25	0.67	126.52	0.72	18.59	25.55	94.90	105.48	9.90
CFBK	Central Federal Corporation	OH	NASDAQ	1.35	-0.15	0.05	19.44	0.00	27.84	22.50	92.93	92.99	6.94
CHEV	Cheviot Financial Corp.	OH	NASDAQ	13.74	0.28	0.40	85.40	0.36	34.35	34.35	97.27	109.70	16.09
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	9.35	-0.90	0.71	165.49	0.15	13.21	13.55	67.54	69.55	5.65
FFDF	FFD Financial Corporation	OH	OTC BB	26.80	3.30	2.78	263.67	0.79	9.65	9.68	114.45	118.35	10.16
FDEF	First Defiance Financial Corp.	OH	NASDAQ	31.33	-1.69	2.39	229.56	0.55	13.11	13.92	105.52	143.22	13.65
FNFI	First Niles Financial, Inc.	OH	OTC BB	9.28	0.95	0.24	74.00	0.10	39.02	51.56	102.74	102.74	12.54
HCFL	Home City Financial Corporation	OH	Pink Sheet	16.50	0.54	1.50	183.06	0.20	10.97	12.99	87.49	87.49	9.01
HLFN	Home Loan Financial Corporation	OH	OTC BB	20.00	1.86	2.09	127.16	0.63	9.56	9.57	140.06	141.13	15.73
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	8.40	0.81	-0.06	88.95	0.00	NM	NM	70.29	70.30	9.44
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	20.20	0.70	1.10	140.07	0.54	18.32	18.36	81.59	81.59	14.42
UCFC	United Community Financial Corp.	OH	NASDAQ	5.09	0.55	0.98	36.26	0.01	5.19	5.19	108.21	110.93	14.04
VERF	Versailles Financial Corporation	OH	OTC BB	16.00	0.25	0.53	129.41	0.00	30.30	29.09	61.75	61.75	12.36
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	13.51	-0.64	0.88	146.59	0.34	15.35	15.35	94.86	99.10	9.22
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	17.60	-0.24	0.49	105.15	0.21	36.21	35.92	107.96	107.96	16.74

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ESBF	ESB Financial Corporation	PA	NASDAQ	18.06	-1.26	1.00	109.26	0.40	18.06	18.62	156.68	196.56	16.53
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	11.57	0.17	0.72	133.19	0.19	16.09	16.53	81.77	88.46	8.69
EKFC	Eureka Financial Corp.	PA	OTC BB	20.75	0.50	1.25	123.70	0.30	16.58	16.60	117.75	117.75	16.77
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	16.45	-0.55	0.67	113.34	0.56	24.55	24.92	87.49	87.55	14.51
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	17.48	-0.70	1.30	208.61	0.63	13.49	14.94	104.98	104.98	8.38
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.80	0.86	0.05	82.68	0.00	NM	NM	100.81	101.40	14.27
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	12.37	-1.47	0.71	82.39	1.52	17.42	19.33	109.14	130.98	15.01
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	10.50	-0.01	0.02	89.30	0.00	NM	NM	90.24	90.71	11.76
PBIP	Prudential Bancorp, Inc.	PA	NASDAQ	12.16	0.72	0.19	55.05	0.03	65.20	NM	89.68	89.68	22.09
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	18.54	0.79	1.25	162.78	0.22	14.84	15.58	97.94	98.07	11.39
STND	Standard Financial Corp.	PA	OTC BB	21.30	1.06	1.02	143.18	0.14	20.87	20.88	90.71	103.29	14.88
THRD	TF Financial Corporation	PA	NASDAQ	40.87	-1.21	1.11	258.77	0.34	36.82	36.82	130.80	138.99	15.79
UASB	United-American Savings Bank	PA	OTC BB	20.00	0.00	1.96	282.94	0.00	10.20	9.95	84.96	84.96	7.07
WVFC	WVS Financial Corp.	PA	NASDAQ	11.01	-0.01	0.50	154.72	0.16	22.02	21.59	71.05	71.05	7.12
CWAY	Coastway Bancorp, Inc.	RI	NASDAQ	11.29	-0.21	-0.25	91.22	0.00	(44.48)	(47.04)	79.38	79.38	12.38
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	4.00	3.00	0.72	95.92	0.00	5.55	5.56	30.61	30.61	4.17
HFFC	HF Financial Corp.	SD	NASDAQ	13.60	-0.45	1.06	178.20	0.44	12.83	13.33	93.52	110.62	7.63
CASH	Meta Financial Group, Inc.	SD	NASDAQ	34.21	-4.74	10.05	332.93	0.39	3.41	3.41	120.74	120.74	10.28
AFCB	Athens Bancshares Corporation	TN	NASDAQ	25.17	-0.42	1.59	167.52	0.20	15.83	16.78	108.95	108.95	15.02
FABK	First Advantage Bancorp	TN	OTC BB	13.80	0.29	0.87	111.14	0.21	15.91	15.86	86.65	86.65	12.42
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	24.90	-3.25	1.26	100.38	0.00	19.70	19.76	109.00	109.83	24.81
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	15.15	-0.70	1.30	166.34	0.00	11.64	11.65	92.55	92.55	9.11
BAFI	BancAffiliated, Inc	TX	Pink Sheet	75.00	24.00	20.69	1,643.29	0.00	3.63	3.62	42.15	43.54	4.56
SPBC	SP Bancorp, Inc.	TX	NASDAQ	29.10	0.23	1.00	217.57	0.00	29.21	33.84	143.32	143.32	13.37
ANCB	Anchor Bancorp	WA	NASDAQ	20.24	1.50	0.22	155.74	0.00	91.42	96.38	93.39	93.97	13.00
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	11.50	-0.66	0.77	59.19	0.19	14.94	14.94	97.82	97.82	19.43
FSBW	FS Bancorp, Inc.	WA	NASDAQ	17.31	-0.30	1.10	145.75	0.16	15.67	15.59	87.51	91.16	11.88
HMST	HomeStreet, Inc.	WA	NASDAQ	16.35	-1.28	1.07	233.94	0.11	15.28	17.77	82.44	153.67	6.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	4.27	0.11	0.86	37.45	0.00	4.97	4.97	95.18	128.21	11.40
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	18.22	0.32	1.77	190.23	0.20	10.32	10.29	92.79	99.04	9.58
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	10.63	0.00	0.80	105.79	0.11	13.27	12.96	90.50	99.30	10.05
BKMU	Bank Mutual Corporation	WI	NASDAQ	6.31	0.61	0.29	49.98	0.14	21.76	21.76	100.89	103.75	12.63
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	9.14	0.35	0.35	110.28	0.04	26.49	24.05	82.43	82.43	8.29
HWIS	Home Bancorp Wisconsin	WI	OTC BB	7.92	-0.05	-1.35	132.82	0.00	(5.86)	(5.78)	60.39	60.39	5.96
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	12.36	0.14	0.36	52.28	0.05	34.33	34.33	94.85	95.18	23.64
WBB	Westbury Bancorp, Inc.	WI	NASDAQ	15.23	-0.06	-0.29	116.75	0.00	(51.73)	(50.77)	85.78	87.42	13.05
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	12.00	-0.17	0.66	173.96	0.00	18.13	16.90	60.45	61.09	6.90

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF DECEMBER 31, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

	PER SHARE					PRICING RATIOS				
	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS										
AVERAGE	19.11	0.18	1.06	179.76	0.30	15.95	16.77	94.78	102.01	12.19
HIGH	564.00	24.00	20.83	4403.70	14.28	92.60	99.93	322.89	332.81	105.41
LOW	0.05	(15.1)	(12.90)	14.93	0.00	(92.58)	(78.75)	0.40	0.40	0.02
AVERAGE FOR STATE										
MI	104.32	1.33	3.74	856.13	0.09	14.29	14.31	81.45	93.33	9.15
AVERAGE BY REGION										
MIDWEST	24.50	0.55	1.18	235.00	0.50	14.23	14.81	83.85	88.51	10.23
NORTH CENTRAL	16.99	0.14	2.05	179.78	0.19	14.78	15.02	87.87	91.48	11.11
NORTHEAST	15.52	(0.31)	0.77	135.35	0.30	17.43	18.18	105.17	116.98	14.49
SOUTHEAST	15.68	(0.24)	0.17	142.02	0.06	13.73	15.33	91.05	94.19	11.79
SOUTHWEST	23.82	2.43	2.79	276.54	0.07	17.55	18.79	100.92	105.31	13.16
WEST	17.76	(0.12)	1.10	143.53	0.22	20.12	21.09	103.25	113.69	11.77
AVERAGE BY EXCHANGE										
NYSE	14.87	(0.98)	0.96	148.17	0.40	15.56	15.51	101.23	146.90	10.26
NASDAQ	16.79	(0.17)	0.99	130.68	0.25	18.76	19.60	106.55	114.96	14.29
OTC-BB	31.54	0.70	1.07	287.70	0.58	13.68	14.84	83.95	86.24	10.70
PINK SHEETS	15.16	0.87	1.28	221.46	0.16	10.10	10.68	70.68	72.08	8.19

EXHIBIT 32

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SCBS	Southern Community Bancshares, Inc.	AL	74,375	8,091	8,091	0.28	0.27	2.43	2.35	Pink Sheet	639,077	5,624
SZBI	SouthFirst Bancshares, Inc	AL	92,964	9,627	9,627	0.41	0.20	4.21	2.05	Pink Sheet	701,526	2,315
BSF	Bear State Financial, Inc.	AR	1,528,387	165,419	132,124	2.55	2.55	22.06	22.06	NASDAQ	30,030,344	267,871
BOCA	Banc of California, Inc.	CA	4,537,996	446,881	404,461	0.64	0.53	6.67	5.52	NYSE	31,159,857	334,968
BOFI	Bofl Holding, Inc.	CA	4,824,863	412,101	412,101	1.71	1.76	19.21	19.77	NASDAQ	14,763,507	1,073,455
BYFC	Broadway Financial Corporation	CA	337,993	27,442	27,442	0.53	0.53	7.37	7.37	NASDAQ	20,247,159	32,395
MLGF	Malaga Financial Corp	CA	936,672	102,828	102,828	1.23	1.23	11.25	11.25	Pink Sheet	5,921,902	121,399
PROV	Provident Financial Holdings, Inc.	CA	1,106,854	144,963	144,963	0.66	0.66	4.90	4.90	NASDAQ	9,152,065	133,529
SMPL	Simplicity Bancorp, Inc.	CA	863,351	137,541	133,591	0.61	0.61	3.72	3.72	NASDAQ	7,393,308	124,208
FBNK	First Connecticut Bancorp, Inc.	CT	2,395,674	233,646	233,646	0.12	0.12	3.13	3.13	NASDAQ	160,430,310	2,326,239
NVSL	Naugatuck Valley Financial Corporation	CT	489,125	59,433	59,433	(0.41)	(0.34)	(3.45)	(2.82)	NASDAQ	7,002,208	54,757
PBCT	People's United Financial, Inc.	CT	34,774,900	4,655,000	2,546,300	0.76	0.76	5.30	5.30	NASDAQ	307,700,000	4,452,419
SIFI	SI Financial Group, Inc.	CT	1,340,142	156,106	137,259	0.33	0.36	2.73	2.99	NASDAQ	12,783,122	143,043
UBNK	United Financial Bancorp, Inc.	CT	5,313,806	651,366	527,423	0.22	0.21	1.71	1.59	NASDAQ	52,631,684	667,896
WSFS	WSFS Financial Corporation	DE	4,782,728	476,324	418,148	1.19	1.16	12.86	12.55	NASDAQ	9,395,753	672,830
ACFC	Atlantic Coast Financial Corporation	FL	713,940	70,485	70,485	(0.83)	(0.84)	(10.85)	(10.94)	NASDAQ	15,509,061	63,277
BFCF	BFC Financial Corporation	FL	1,397,546	448,760	379,425	2.81	3.12	9.58	10.65	Pink Sheet	80,378,869	316,693
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
EVER	Everbank Financial Corp	FL	20,510,342	1,721,023	1,669,932	0.69	0.68	7.96	7.78	NYSE	122,994,480	2,172,083
SSNF	Sunshine Financial, Inc.	FL	149,569	23,468	23,468	0.02	0.02	0.10	0.10	Pink Sheet	1,157,510	21,125
CHFN	Charter Financial Corporation	GA	1,010,361	224,955	220,206	0.56	0.56	2.40	2.40	NASDAQ	18,261,390	195,397
HBOS	Heritage Financial Group, Inc.	GA	1,755,534	159,948	143,246	0.61	0.70	6.71	7.71	NASDAQ	9,183,574	185,416
TBNK	Territorial Bancorp Inc.	HI	1,656,377	217,086	217,086	0.88	0.81	6.55	6.05	NASDAQ	9,969,600	202,283
AJSB	AJS Bancorp, Inc.	IL	216,309	35,717	35,717	1.03	0.96	7.48	6.92	OTC BB	2,318,863	31,189
AFBA	Allied First Bancorp, Inc.	IL	118,068	6,470	6,470	(0.47)	(1.17)	(8.72)	(21.64)	OTC BB	511,300	61
BFIN	BankFinancial Corporation	IL	1,420,933	181,276	179,278	0.52	0.52	4.20	4.20	NASDAQ	21,101,966	219,038
FIRT	First BancTrust Corporation	IL	429,318	42,851	42,310	0.81	0.81	11.17	11.17	Pink Sheet	2,114,761	31,721
FCLF	First Clover Leaf Financial Corp.	IL	631,517	76,192	64,596	0.52	0.51	4.32	4.24	NASDAQ	7,007,283	64,117

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GTPS	Great American Bancorp, Inc.	IL	173,032	15,976	15,491	0.47	0.27	5.15	3.01	OTC BB	474,682	11,634
HARI	Harvard Illinois Bancorp, Inc.	IL	169,347	14,046	14,046	(2.64)	(2.63)	(24.51)	(24.44)	OTC BB	839,585	14,021
IROQ	IF Bancorp, Inc.	IL	540,145	82,200	82,200	0.63	0.65	4.29	4.42	NASDAQ	4,377,657	73,282
JXSB	Jacksonville Bancorp, Inc.	IL	314,249	44,681	41,954	0.95	0.88	6.97	6.45	NASDAQ	1,818,743	40,558
MCPH	Midland Capital Holdings Corp	IL	119,307	11,139	11,139	(0.14)	(0.14)	(1.51)	(1.51)	Pink Sheet	372,600	5,216
PFED	Park Bancorp, Inc.	IL	163,670	5,947	5,947	(0.99)	(1.17)	(24.19)	(28.58)	Pink Sheet	1,193,174	704
RYFL	Royal Financial, Inc.	IL	138,212	25,846	25,846	0.53	0.40	2.59	1.97	OTC BB	2,507,110	19,932
SUGR	Sugar Creek Financial Corp.	IL	91,411	13,156	13,156	0.35	0.35	2.80	2.80	OTC BB	949,228	8,970
AMFC	AMB Financial Corp.	IN	185,750	17,203	17,203	0.53	0.49	5.74	5.32	OTC BB	981,640	8,835
DSFN	DSA Financial Corp	IN	116,001	17,323	17,323	0.85	0.82	6.03	5.79	NASDAQ	1,608,333	17,611
FFWC	FFW Corporation	IN	340,656	33,354	32,379	1.28	1.22	14.04	13.29	Pink Sheet	1,132,084	23,208
FDLB	Fidelity Federal Bancorp	IN	238,336	23,464	23,258	1.96	1.44	17.96	13.21	Pink Sheet	916,656	6,142
FBPI	First Bancorp of Indiana, Inc.	IN	372,524	40,528	34,111	0.41	0.34	3.89	3.28	OTC BB	1,749,165	N/A
FCAP	First Capital, Inc.	IN	460,292	56,290	50,904	1.23	1.23	10.32	10.25	NASDAQ	2,740,502	64,265
FSFG	First Savings Financial Group, Inc.	IN	708,420	87,080	77,419	0.99	0.94	6.39	6.10	NASDAQ	2,177,412	54,348
LPSB	Laporte Bancorp, Inc.	IN	510,597	82,158	73,507	0.86	0.83	5.24	5.02	NASDAQ	5,618,881	62,988
LOGN	Logansport Financial Corp.	IN	161,391	20,403	20,358	1.09	1.09	11.81	11.81	Pink Sheet	654,408	18,808
MFSF	MutualFirst Financial, Inc.	IN	1,416,640	122,142	119,092	0.70	0.66	8.13	7.61	NASDAQ	7,197,891	161,953
NWIN	NorthWest Indiana Bancorp	IN	781,706	74,100	72,489	0.97	0.91	10.15	9.58	OTC BB	2,844,167	73,237
PBNI	Peoples Bancorp	IN	470,197	55,904	53,574	0.74	0.61	6.16	5.14	Pink Sheet	2,311,858	57,796
RIVR	River Valley Bancorp	IN	504,485	56,288	55,732	0.91	0.80	11.83	10.41	NASDAQ	2,513,696	53,919
TDCB	Third Century Bancorp	IN	123,779	15,346	15,346	0.24	0.23	1.94	1.86	OTC BB	1,583,090	12,348
UCBA	United Community Bancorp	IN	522,843	70,291	67,252	0.38	0.39	2.72	2.74	NASDAQ	4,702,219	56,192
WEIN	West End Indiana Bancshares, Inc.	IN	257,693	30,611	30,611	0.47	0.44	4.08	3.85	OTC BB	1,368,422	27,026
CFFN	Capitol Federal Financial, Inc.	KS	9,865,028	1,492,882	1,492,882	0.84	0.84	4.92	4.92	NASDAQ	142,359,003	1,682,683
FFSL	First Independence Corporation	KS	136,874	13,469	13,469	0.45	0.51	4.69	5.30	Pink Sheet	835,163	12,319
PBSK	Poage Bankshares, Inc.	KY	411,774	66,807	64,538	0.23	0.17	1.31	1.00	NASDAQ	3,881,917	58,229
CTUY	Century Next Financial Corporation	LA	161,465	18,399	18,399	0.78	0.74	6.61	6.28	OTC BB	1,053,409	20,015

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FPBF	FPB Financial Corp.	LA	224,326	22,411	22,411	0.94	0.94	9.70	9.70	Pink Sheet	1,201,560	19,165
HIBE	Hibernia Bancorp, Inc.	LA	103,176	21,756	21,756	0.12	0.12	0.56	0.56	OTC BB	975,194	17,017
HBCP	Home Bancorp, Inc.	LA	1,259,746	151,118	151,118	0.79	0.79	6.10	6.10	NASDAQ	7,114,516	161,571
HFBL	Home Federal Bancorp, Inc. of Louisian	LA	340,485	42,658	42,658	0.95	0.94	6.44	6.39	NASDAQ	2,203,442	42,416
LABC	Louisiana Bancorp, Inc.	LA	321,717	57,797	57,797	0.84	0.83	4.64	4.61	NASDAQ	2,796,533	56,714
MDNB	Minden Bancorp, Inc.	LA	285,230	42,482	42,482	1.36	1.37	9.61	9.61	OTC BB	2,352,490	N/A
SIBC	State Investors Bancorp, Inc.	LA	268,880	41,527	41,527	0.39	0.39	2.43	2.43	NASDAQ	2,308,119	36,930
BHBK	Blue Hills Bancorp, Inc.	MA	1,686,611	410,066	396,212	(0.23)	(0.31)	(1.74)	(2.35)	NASDAQ	28,466,813	373,485
BRKL	Brookline Bancorp, Inc.	MA	5,717,965	636,709	484,448	0.75	0.74	6.41	6.37	NASDAQ	70,708,489	604,558
BLMT	BSB Bancorp, Inc.	MA	1,335,717	135,132	135,132	0.33	0.33	2.74	2.74	NASDAQ	9,063,326	166,946
CBNK	Chicopee Bancorp, Inc.	MA	625,813	88,624	88,624	(0.03)	(0.03)	(0.23)	(0.23)	NASDAQ	5,310,670	79,341
GTWN	Georgetown Bancorp, Inc.	MA	269,732	30,061	30,061	0.50	0.50	4.26	4.26	NASDAQ	1,827,633	29,461
HBNK	Hampden Bancorp, Inc.	MA	705,681	85,657	85,657	0.65	0.65	5.25	5.25	NASDAQ	5,528,511	95,035
HIFS	Hingham Institution for Savings	MA	1,505,922	119,641	119,641	1.55	1.55	19.68	19.68	NASDAQ	2,128,750	173,600
MTGB	Meetinghouse Bancorp, Inc.	MA	107,816	7,763	7,763	(0.06)	(0.61)	(0.73)	(6.91)	OTC BB	661,250	8,656
EBSB	Meridian Bancorp, Inc.	MA	3,168,767	571,039	557,352	0.74	0.58	6.90	5.43	NASDAQ	54,702,764	577,661
PEOP	Peoples Federal Bancshares, Inc.	MA	601,284	103,890	103,890	0.25	0.25	1.38	1.38	NASDAQ	6,241,436	124,829
WEBK	Wellesley Bancorp, Inc.	MA	505,637	48,686	48,686	0.39	0.39	3.87	3.87	NASDAQ	2,447,802	46,508
WFD	Westfield Financial, Inc.	MA	1,311,181	144,306	144,306	0.49	0.46	4.36	4.09	NASDAQ	18,822,724	132,888
FRTR	Fraternity Community Bancorp, Inc.	MD	162,812	27,215	27,215	(0.16)	(0.16)	(0.98)	(0.99)	OTC BB	1,381,082	20,716
HBK	Hamilton Bancorp, Inc.	MD	293,269	59,074	56,256	(0.31)	(0.37)	(1.54)	(1.81)	NASDAQ	3,413,095	45,565
MDSN	Madison Bancorp, Inc.	MD	137,178	12,259	12,259	0.07	0.08	0.83	0.91	OTC BB	608,116	9,122
OBAF	OBA Financial Services, Inc.	MD	401,520	64,582	64,582	N/A	N/A	1.21	N/A	NASDAQ	4,038,006	90,330
PCGO	Prince George's Federal Savings Bank	MD	101,387	12,681	12,681	N/A	N/A	0.52	N/A	Pink Sheet	901,738	11,497
SVBI	Severn Bancorp, Inc.	MD	769,313	82,739	82,739	(0.51)	(0.51)	(4.56)	(4.56)	NASDAQ	10,067,379	45,705
EGDW	Edgewater Bancorp, Inc	MI	116,958	13,482	13,482	(0.88)	(0.88)	(9.30)	(9.30)	OTC BB	667,898	6,846
FFNM	First Federal of Northern Michigan Banc	MI	311,923	29,972	28,622	0.77	0.77	7.09	7.09	NASDAQ	3,727,014	19,865
FBC	Flagstar Bancorp, Inc.	MI	9,625,410	1,351,605	1,351,605	0.75	0.74	6.05	6.00	NYSE	56,261,652	946,884

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWBM	Northwestern Bancorp	MI	867,528	72,244	70,194	0.48	0.25	5.89	3.09	OTC BB	197,000	110,714
STBI	Sturgis Bancorp, Inc.	MI	318,156	33,272	28,163	0.58	0.44	5.55	4.19	Pink Sheet	2,063,607	17,953
WBKC	Wolverine Bancorp, Inc.	MI	338,671	61,461	61,461	0.56	0.56	2.83	2.83	NASDAQ	2,272,306	51,127
HMNF	HMN Financial, Inc.	MN	594,433	80,611	80,611	3.94	3.01	30.47	23.29	NASDAQ	4,470,339	59,008
REDW	Redwood Financial, Inc	MN	226,913	28,376	24,170	1.10	1.09	8.75	8.69	Pink Sheet	446,980	12,739
WEFP	Wells Financial Corp.	MN	251,180	26,411	26,411	0.40	0.40	3.68	3.68	Pink Sheet	746,687	19,227
CCFC	CCSB Financial Corp.	MO	86,837	9,991	9,991	0.40	0.25	3.64	2.31	Pink Sheet	780,303	5,579
FBSI	First Bancshares, Inc.	MO	190,077	14,489	14,489	0.29	0.25	4.17	3.63	Pink Sheet	1,550,815	12,251
LXMO	Lexington B & L Financial Corp.	MO	122,819	15,246	14,457	0.46	0.54	3.90	4.57	Pink Sheet	541,293	10,014
LBCP	Liberty Bancorp, Inc.	MO	468,755	65,498	62,025	0.85	0.92	6.42	6.92	OTC BB	4,822,817	72,101
PULB	Pulaski Financial Corp.	MO	1,380,096	112,117	108,178	0.86	0.86	11.97	11.97	NASDAQ	11,721,330	134,795
QRRY	Quarry City Savings and Loan Associati	MO	46,758	7,919	7,919	0.52	0.22	2.99	1.24	OTC BB	407,691	4,423
SJBA	St. Joseph Bancorp, Inc.	MO	32,229	6,135	6,135	N/A	N/A	(0.29)	N/A	OTC BB	376,918	7,161
EBMT	Eagle Bancorp Montana, Inc.	MT	553,866	52,645	44,908	0.38	0.27	3.96	2.87	NASDAQ	3,866,233	41,523
ASBB	ASB Bancorp, Inc.	NC	749,033	94,285	94,285	0.30	0.28	2.16	2.03	NASDAQ	4,378,411	88,225
HTBI	Hometrust Bancshares, Inc	NC	2,213,895	378,048	360,040	0.52	0.52	2.53	2.53	NASDAQ	20,507,248	299,611
KSBI	KS Bancorp, Inc.	NC	312,372	23,126	23,126	0.33	0.33	4.19	4.19	OTC BB	1,309,501	11,327
LTLB	Little Bank, Inc	NC	338,525	31,975	31,975	0.88	0.88	9.36	9.32	Pink Sheet	3,102,324	32,500
MCBK	Madison County Financial, Inc.	NE	301,929	61,807	60,774	1.01	1.01	4.68	4.68	NASDAQ	3,037,482	58,473
GUAA	Guaranty Bancorp, Inc.	NH	393,898	39,470	39,470	0.73	0.50	7.52	5.19	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,483,112	153,944	99,175	0.66	0.60	6.41	5.83	NASDAQ	8,244,065	128,443
CBNJ	Cape Bancorp, Inc.	NJ	1,081,737	139,864	116,946	0.59	0.51	4.42	3.86	NASDAQ	11,475,396	108,213
CSBK	Clifton Savings Bancorp, Inc	NJ	1,211,527	357,693	357,693	0.56	0.56	2.51	2.48	NASDAQ	26,676,198	335,853
COBK	Colonial Financial Services, Inc.	NJ	552,709	62,811	62,811	0.18	0.12	1.67	1.14	NASDAQ	3,860,209	51,302
DLNO	Delanco Bancorp, Inc.	NJ	126,720	13,641	13,641	(0.72)	(0.72)	(7.10)	(7.10)	Pink Sheet	945,425	7,327
HCBK	Hudson City Bancorp, Inc.	NJ	37,161,125	4,815,573	4,663,464	0.43	0.31	3.45	2.51	NASDAQ	528,764,950	5,139,595
ISBC	Investors Bancorp, Inc.	NJ	17,833,298	3,548,154	3,454,784	0.75	0.75	5.92	5.93	NASDAQ	357,758,058	3,624,089
NFBK	Northfield Bancorp, Inc	NJ	2,924,793	617,841	601,682	0.75	0.74	2.94	2.91	NASDAQ	50,648,772	689,836

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
OSHC	Ocean Shore Holding Co.	NJ	1,040,029	105,149	99,952	0.59	0.59	5.80	5.74	NASDAQ	6,469,943	93,038
OCFC	OceanFirst Financial Corp.	NJ	2,308,701	218,650	218,650	0.74	0.71	7.80	7.52	NASDAQ	17,118,314	272,352
ORIT	Oritani Financial Corp.	NJ	3,216,974	519,849	519,849	1.39	1.39	7.77	7.78	NASDAQ	44,819,654	631,509
PFS	Provident Financial Services, Inc.	NJ	8,418,558	1,129,042	724,094	0.90	0.91	6.70	6.71	NYSE	59,917,649	980,852
AF	Astoria Financial Corporation	NY	15,460,281	1,594,006	1,408,855	0.59	0.53	6.16	5.57	NYSE	99,707,552	1,235,377
CARV	Carver Bancorp, Inc.	NY	644,115	53,131	53,131	(0.03)	(0.03)	(0.93)	(1.02)	NASDAQ	3,696,087	33,671
CMSB	CMS Bancorp, Inc.	NY	273,249	21,775	21,775	0.33	0.30	4.19	3.80	NASDAQ	1,862,803	24,030
DCOM	Dime Community Bancshares, Inc.	NY	4,384,405	456,203	400,565	1.03	1.02	9.82	9.80	NASDAQ	36,858,556	530,763
NYCB	New York Community Bancorp, Inc.	NY	48,679,772	5,777,998	3,332,051	1.03	1.01	8.33	8.24	NYSE	442,648,147	7,024,826
ONFC	Oneida Financial Corp.	NY	786,768	94,857	68,497	0.87	0.69	6.92	5.49	NASDAQ	7,022,444	94,163
PFDB	Patriot Federal Bank	NY	122,365	11,452	11,271	(0.01)	(0.03)	(0.08)	(0.29)	Pink Sheet	957,544	5,602
SNNY	Sunnyside Bancorp, Inc.	NY	94,505	12,102	12,102	(0.25)	(0.29)	(1.99)	(2.34)	OTC BB	793,500	7,856
TRST	Trustco Bank Corp NY	NY	4,582,266	389,487	389,487	0.98	0.95	11.99	11.58	NASDAQ	94,785,115	610,416
ASBN	ASB Financial Corp.	OH	250,377	26,108	23,491	0.52	0.38	5.44	3.99	Pink Sheet	1,979,030	25,727
CFBK	Central Federal Corporation	OH	307,630	34,357	34,357	0.38	0.36	4.00	3.76	NASDAQ	15,823,710	21,046
CHEV	Cheviot Financial Corp.	OH	572,833	94,753	84,019	0.44	0.44	2.79	2.79	NASDAQ	6,707,803	85,457
CIBN	Community Investors Bancorp, Inc.	OH	131,599	11,009	11,009	0.45	0.43	5.29	5.13	Pink Sheet	795,190	7,037
FFDF	FFD Financial Corporation	OH	261,542	23,227	23,227	1.08	1.05	12.10	11.67	OTC BB	991,935	25,294
FDEF	First Defiance Financial Corp.	OH	2,151,079	278,233	214,044	1.09	1.07	8.48	8.34	NASDAQ	9,370,506	253,097
FNFI	First Niles Financial, Inc.	OH	97,420	11,891	11,891	0.32	0.26	2.80	2.21	OTC BB	1,316,478	13,099
HCFL	Home City Financial Corporation	OH	147,365	15,182	15,182	0.83	0.67	8.27	6.65	Pink Sheet	805,004	13,122
HLFN	Home Loan Financial Corporation	OH	177,585	19,941	19,941	1.77	1.73	14.82	14.47	OTC BB	1,396,506	26,883
PPSF	Peoples-Sidney Financial Corporation	OH	110,781	14,883	14,883	(0.06)	0.10	(0.46)	0.79	Pink Sheet	1,245,410	10,785
PFOH	Perpetual Federal Savings Bank	OH	345,974	61,153	61,153	0.79	0.78	4.51	4.50	Pink Sheet	2,470,032	47,425
UCFC	United Community Financial Corp.	OH	1,801,540	233,706	233,606	2.79	2.77	24.87	24.75	NASDAQ	49,682,291	232,513
VERF	Versailles Financial Corporation	OH	50,733	10,158	10,158	0.40	0.42	2.08	2.17	OTC BB	392,044	6,567
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	40,189	38,470	0.60	0.60	6.24	6.24	NASDAQ	2,821,839	34,850
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	423,472	65,650	65,650	0.45	0.45	2.72	2.72	NASDAQ	4,027,159	64,435

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ESBF	ESB Financial Corporation	PA	1,945,398	205,236	163,600	0.90	0.91	8.97	9.01	NASDAQ	17,805,441	207,968
ESSA	ESSA Bancorp, Inc.	PA	1,574,815	167,309	154,654	0.59	0.59	5.00	5.00	NASDAQ	11,823,880	133,610
EKFC	Eureka Financial Corp.	PA	154,232	21,972	21,972	1.06	1.06	7.21	7.21	OTC BB	1,246,843	23,067
FXCB	Fox Chase Bancorp, Inc.	PA	1,074,691	178,285	178,285	0.69	0.69	4.29	4.29	NASDAQ	9,481,819	154,648
HARL	Harleysville Savings Financial Corporati	PA	791,353	63,162	63,162	0.61	0.61	7.88	7.88	Pink Sheet	3,793,472	62,592
MLVF	Malvern Bancorp, Inc.	PA	542,264	76,772	76,772	0.06	0.00	0.43	0.01	NASDAQ	6,558,473	74,701
NWBI	Northwest Bancshares, Inc.	PA	7,826,926	1,076,721	897,188	0.82	0.74	5.86	5.29	NASDAQ	94,994,819	1,149,437
PBCP	Polonia Bancorp, Inc.	PA	297,885	38,815	38,815	0.03	0.03	0.18	0.18	NASDAQ	3,335,713	34,391
PBIP	Prudential Bancorp, Inc.	PA	525,483	129,424	129,424	0.35	0.19	2.05	1.13	NASDAQ	9,544,809	116,733
QNTO	Quaint Oak Bancorp, Inc.	PA	148,371	17,254	17,254	0.87	0.83	6.75	6.41	Pink Sheet	911,471	16,361
STND	Standard Financial Corp.	PA	445,463	73,059	73,059	0.73	0.73	4.27	4.27	OTC BB	3,111,297	63,937
THRD	TF Financial Corporation	PA	815,522	98,475	93,721	0.42	0.39	3.63	3.43	NASDAQ	3,151,562	131,010
UASB	United-American Savings Bank	PA	87,583	7,287	7,287	0.70	0.65	8.85	8.17	OTC BB	309,547	6,191
WVFC	WVS Financial Corp.	PA	317,236	31,776	31,776	0.33	0.33	3.14	3.18	NASDAQ	2,050,430	22,284
CWAY	Coastway Bancorp, Inc.	RI	451,480	70,394	70,394	(0.30)	(0.30)	(2.34)	(2.34)	NASDAQ	4,949,179	53,105
FCPB	First Capital Bancshares, Inc	SC	54,070	7,367	7,367	0.71	0.77	5.67	6.15	Pink Sheet	563,720	3,382
HFFC	HF Financial Corp.	SD	1,257,298	102,605	97,802	0.60	0.57	7.57	7.30	NASDAQ	7,055,440	94,825
CASH	Meta Financial Group, Inc.	SD	2,054,031	174,802	174,802	3.29	3.29	40.04	40.04	NASDAQ	6,169,600	217,540
AFCB	Athens Bancshares Corporation	TN	301,824	41,624	41,624	0.90	0.90	6.41	6.41	NASDAQ	1,801,701	39,133
FABK	First Advantage Bancorp	TN	425,090	60,914	60,914	0.81	0.69	5.61	4.75	OTC BB	3,824,646	52,933
SFBK	SFB Bancorp, Inc	TN	57,267	13,033	13,033	1.28	1.22	5.67	5.44	Pink Sheet	570,522	13,693
UNTN	United Tennessee Bankshares, Inc	TN	190,127	18,711	18,711	0.79	0.83	8.31	8.65	Pink Sheet	1,142,999	16,345
BAFI	BancAffiliated, Inc	TX	457,575	49,541	49,541	1.41	(0.38)	12.26	(3.33)	Pink Sheet	278,450	20,884
SPBC	SP Bancorp, Inc.	TX	348,617	32,533	32,533	0.49	0.24	5.07	2.48	NASDAQ	1,602,313	46,627
ANCB	Anchor Bancorp	WA	385,571	53,656	53,656	0.14	0.13	1.04	0.98	NASDAQ	2,475,701	50,970
FFNW	First Financial Northwest, Inc.	WA	915,419	181,828	181,828	1.29	1.29	6.32	6.32	NASDAQ	15,466,098	157,909
FSBW	FS Bancorp, Inc.	WA	471,602	64,006	64,006	0.83	0.01	6.91	0.09	NASDAQ	3,235,625	55,329
HMST	HomeStreet, Inc.	WA	3,474,656	294,568	282,623	0.53	0.47	5.69	5.00	NASDAQ	14,852,971	253,837

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RVSB	Riverview Bancorp, Inc.	WA	841,540	100,816	75,230	2.40	2.40	21.55	21.55	NASDAQ	22,471,890	89,663
SFBC	Sound Financial Bancorp, Inc.	WA	478,705	49,409	49,409	1.00	1.00	9.46	9.46	NASDAQ	2,516,395	44,817
TSBK	Timberland Bancorp, Inc.	WA	745,565	82,778	75,441	0.79	0.79	6.94	6.94	NASDAQ	7,047,340	74,279
BKMU	Bank Mutual Corporation	WI	2,327,108	291,239	291,239	0.58	0.58	4.83	4.81	NASDAQ	46,564,284	298,477
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	57,293	57,132	0.32	0.39	3.22	3.88	NASDAQ	5,167,198	45,730
HWIS	Home Bancorp Wisconsin	WI	119,432	11,792	11,792	(1.03)	(1.03)	(13.70)	(13.71)	OTC BB	899,190	7,373
WSBF	Waterstone Financial, Inc.	WI	1,799,325	448,513	448,513	0.72	0.72	3.56	3.56	NASDAQ	34,420,094	397,552
WBB	Westbury Bancorp, Inc.	WI	568,695	86,487	84,863	(0.26)	(0.22)	(1.60)	(1.36)	NASDAQ	4,871,250	73,312
CRZY	Crazy Woman Creek Bancorp, Inc	WY	111,459	12,718	12,586	0.35	0.19	3.32	1.79	Pink Sheet	640,705	6,888

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL INSTITUTIONS										
AVERAGE	1,966,867	251,199	213,740	0.76	0.73	6.21	5.97		21,344,135	275,178
MEDIAN	457,575	60,914	60,774	0.60	0.56	5.04	4.57		3,285,669	54,553
HIGH	48,679,772	5,777,998	4,663,464	3.94	3.29	40.04	40.04		528,764,950	7,024,826
LOW	32,229	361	361	(2.64)	(2.63)	(24.51)	(28.58)		197,000	61
AVERAGE FOR STATE										
MI	1,929,774	260,339	258,921	0.71	0.70	5.81	5.76		10,864,913	192,232
AVERAGE BY REGION										
MIDWEST	657,036	86,854	84,096	0.78	0.76	6.32	6.18		6,270,308	75,431
NORTH CENTRAL	1,134,350	147,491	146,274	1.21	1.17	8.66	8.37		12,354,791	160,209
NORTHEAST	4,153,438	547,259	437,528	0.71	0.67	5.73	5.45		48,790,177	608,403
SOUTHEAST	1,441,250	159,134	150,551	0.72	0.72	6.33	6.35		12,307,339	172,045
SOUTHWEST	481,782	481,782	55,668	1.17	1.16	8.91	8.86		4,719,670	68,921
WEST	1,390,156	148,829	142,635	0.97	0.94	8.70	8.43		10,698,772	174,841
AVERAGE BY EXCHANGE										
NYSE	17,872,060	2,003,426	1,481,833	0.85	0.82	7.53	7.35		135,448,223	2,115,832
NASDAQ	2,232,181	301,624	267,588	0.72	0.68	5.65	5.37		27,854,764	336,405
OTC	222,536	26,049	25,624	0.51	0.50	4.41	4.29		1,370,382	23,502
PINK SHEETS	265,160	36,032	33,756	0.98	1.00	7.55	7.67		3,368,758	27,131

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE
June 30, 2014 through May 13, 2015

				Percentage Price Change From Initial Trading Date			
Company Name	Ticker	Conversion Date	Exchange	One Day	One Week	One Month	Through 5/13/15
First Northwest Bancorp	FNWB	1/30/2015	NASDAQ	17.50 %	25.10 %	20.00 %	21.50 %
MW Bancorp, Inc.	MWBC	1/29/2015	OTC Pink	14.00	15.00	20.00	35.90
Melrose Bancorp, Inc.	MELR	10/22/2014	NASDAQ	30.50	32.00	31.50	45.00
MB Bancorp, Inc.	MBCQ	12/30/2014	OTC Pink	5.50	5.90	5.50	12.00
Blue Hills Bancorp	BHBK	7/22/2014	NASDAQ	28.50	23.50	24.00	36.10
Sunshine Bancorp	SBCP	7/15/2014	NASDAQ	20.30	19.00	18.80	26.50
		AVERAGE		**19.38 %**	**20.08 %**	**19.97 %**	**29.50 %**
		MEDIAN		**18.90**	**21.25**	**20.00**	**31.20**
		HIGH		**30.50**	**32.00**	**31.50**	**45.00**
		LOW		**5.50**	**5.90**	**5.50**	**12.00**

EXHIBIT 33

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF NEW BUFFALO SAVINGS BANK

NONE
(that were potential comparable group candidates)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest
- Asset size: < $750,000,000
- No Recent Acquisition Announcement

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**10.71**	**0.00**	**40.05**	**79.09**	**79.09**	**7.77**	**11.30**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 25.00	< 28.00	< 60.00	45.00 - 92.00	60.00 - 92.00	< 20.00	7.00 - 18.00
VERF	Versailles Financial Corporation	OH	50,733	12.38	0.66	55.74	81.94	82.60	8.46	20.02
SUGR	Sugar Creek Financial Corp.	IL	91,411	15.45	0.00	72.63	82.06	82.06	5.47	14.39
FNFI	First Niles Financial, Inc.	OH	97,420	41.96	27.82	17.80	23.09	50.91	25.66	12.21
PPSF	Peoples-Sidney Financial Corporation	OH	110,781	22.35	0.00	49.46	73.80	73.80	1.80	13.43
DSFN	DSA Financial Corp	IN	116,001	12.63	4.88	51.22	74.25	79.13	6.90	14.93
EGDW	Edgewater Bancorp, Inc	MI	116,958	14.43	4.04	NA	76.78	80.82	9.41	11.53
AFBA	Allied First Bancorp, Inc.	IL	118,068	21.31	5.98	40.68	60.82	66.80	3.39	5.48
MCPH	Midland Capital Holdings Corp	IL	119,307	40.64	0.33	49.41	54.41	54.74	0.00	9.34
HWIS	Home Bancorp Wisconsin	WI	119,432	12.70	6.90	NA	71.23	78.14	4.79	9.87
TDCB	Third Century Bancorp	IN	123,779	15.79	4.20	41.74	75.37	79.57	11.71	12.40
CIBN	Community Investors Bancorp, Inc.	OH	131,599	16.82	1.74	55.48	77.12	78.86	19.38	8.37
RYFL	Royal Financial, Inc.	IL	138,212	30.51	0.00	NA	59.70	59.70	18.09	18.70
HCFL	Home City Financial Corporation	OH	147,365	5.62	6.36	52.54	79.99	86.35	13.04	10.30
LOGN	Logansport Financial Corp.	IN	161,391	17.49	8.98	24.00	68.22	77.21	1.86	12.62
PFED	Park Bancorp, Inc.	IL	163,670	18.01	11.27	43.34	55.55	66.82	18.02	3.63
HARI	Harvard Illinois Bancorp, Inc.	IL	169,347	13.28	0.41	26.91	76.95	77.35	10.33	8.29
GTPS	Great American Bancorp, Inc.	IL	173,032	33.81	0.21	29.45	60.65	60.86	2.31	9.23
HLFN	Home Loan Financial Corporation	OH	177,585	8.79	0.00	47.55	84.83	84.83	12.12	11.23
AMFC	AMB Financial Corp.	IN	185,750	9.33	4.25	44.08	76.90	81.15	1.81	9.26
AJSB	AJS Bancorp, Inc.	IL	216,309	22.43	18.32	48.23	52.62	70.94	6.47	16.51

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest
- Asset size: < $750,000,000
- No Recent Acquisition Announcement

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**10.71**	**0.00**	**40.05**	**79.09**	**79.09**	**7.77**	**11.30**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 25.00	< 28.00	< 60.00	45.00 - 92.00	60.00 - 92.00	< 20.00	7.00 - 18.00
FDLB	Fidelity Federal Bancorp	IN	238,336	19.80	31.58	20.35	31.63	63.21	13.92	9.84
ASBN	ASB Financial Corp.	OH	250,377	10.22	7.00	51.32	76.91	83.91	6.98	10.43
WEIN	West End Indiana Bancshares, Inc.	IN	257,693	8.20	13.58	25.95	73.05	86.63	9.31	11.88
FFDF	FFD Financial Corporation	OH	261,542	8.76	3.72	30.09	82.26	85.99	2.59	8.88
CFBK	Central Federal Corporation	OH	307,630	12.70	0.63	21.69	82.58	83.21	6.39	11.17
FFNM	First Fed of Northern Mich Bancorp, Inc.	MI	311,923	21.19	19.82	31.33	52.76	72.59	6.98	9.61
JXSB	Jacksonville Bancorp, Inc.	IL	314,249	20.89	14.44	18.00	57.98	72.43	6.84	14.22
STBI	Sturgis Bancorp, Inc.	MI	318,156	12.74	1.93	42.98	74.61	76.55	12.89	10.46
WBKC	Wolverine Bancorp, Inc.	MI	338,671	10.70	0.00	24.99	87.24	87.24	15.65	18.15
FFWC	FFW Corporation	IN	340,656	19.77	8.68	37.18	65.01	73.69	4.58	9.79
PFOH	Perpetual Federal Savings Bank	OH	345,974	15.45	0.00	37.19	82.84	82.84	2.31	17.68
FBPI	First Bancorp of Indiana, Inc.	IN	372,524	15.94	11.82	19.03	62.32	74.15	16.11	10.88
PBSK	Poage Bankshares, Inc.	KY	411,774	13.53	7.91	42.61	72.57	80.48	5.65	16.22
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	10.88	20.95	40.14	63.11	84.05	5.64	9.72
FIRT	First BancTrust Corporation	IL	429,318	-6.98	10.27	21.76	75.91	86.18	7.92	9.98
FCAP	First Capital, Inc.	IN	460,292	18.24	10.02	28.64	65.90	75.92	0.00	12.23
PBNI	Peoples Bancorp	IN	470,197	24.91	20.00	34.50	48.73	68.74	11.11	11.89
RIVR	River Valley Bancorp	IN	504,485	18.78	11.59	27.81	63.86	75.45	9.29	11.16
LPSB	Laporte Bancorp, Inc.	IN	510,597	16.20	18.13	10.41	58.40	76.54	15.70	16.09
UCBA	United Community Bancorp	IN	522,843	19.14	27.14	30.40	47.06	74.20	2.87	13.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest
- Asset size: < $750,000,000
- No Recent Acquisition Announcement

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**10.71**	**0.00**	**40.05**	**79.09**	**79.09**	**7.77**	**11.30**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 25.00	< 28.00	< 60.00	45.00 - 92.00	60.00 - 92.00	< 20.00	7.00 - 18.00
IROQ	IF Bancorp, Inc.	IL	540,145	23.04	11.96	28.53	61.51	73.48	8.64	15.22
WBB	Westbury Bancorp, Inc.	WI	568,695	10.42	9.03	26.81	73.36	82.40	2.99	15.21
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	9.13	6.34	43.73	81.41	87.75	10.34	10.05
CHEV	Cheviot Financial Corp.	OH	572,833	29.54	3.61	40.22	58.52	62.12	2.70	16.54
FCLF	First Clover Leaf Financial Corp.	IL	631,517	25.14	5.25	21.48	62.15	67.40	4.31	12.06
FSFG	First Savings Financial Group, Inc.	IN	708,420	20.17	12.16	28.35	61.25	73.40	11.23	12.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest
- Asset size: < $750,000,000
- No Recent Acquisition Announcement

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	NEW BUFFALO SAVINGS BANK	MI	89,150	(0.60)	(5.39)	3.23	5.82	0.61	1.76	0.68	1.29
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 1.00	< 10.00	2.60 - 4.75	2.00 - 6.00	< 1.50	< 3.00	< 1.00	< 2.40
VERF	Versailles Financial Corporation	OH	50,733	0.42	2.17	3.33	2.46	0.02	0.00	0.00	0.50
SUGR	Sugar Creek Financial Corp.	IL	91,411	0.35	2.80	3.13	2.66	0.17	0.96	0.65	0.31
FNFI	First Niles Financial, Inc.	OH	97,420	0.26	2.21	2.04	1.83	0.34	1.80	0.39	0.28
PPSF	Peoples-Sidney Financial Corporation	OH	110,781	0.10	0.79	3.78	2.93	(0.10)	4.18	0.19	1.02
DSFN	DSA Financial Corp	IN	116,001	0.82	5.79	3.52	2.36	0.44	0.51	0.43	0.81
EGDW	Edgewater Bancorp, Inc	MI	116,958	(0.88)	(9.30)	3.31	4.54	0.67	2.52	0.40	0.90
AFBA	Allied First Bancorp, Inc.	IL	118,068	(1.17)	(21.64)	3.33	4.68	1.41	3.62	0.65	1.39
MCPH	Midland Capital Holdings Corp	IL	119,307	(0.14)	(1.51)	2.86	3.02	0.30	2.70	0.51	0.39
HWIS	Home Bancorp Wisconsin	WI	119,432	(1.03)	(13.71)	3.27	4.00	0.36	1.31	0.65	1.17
TDCB	Third Century Bancorp	IN	123,779	0.23	1.86	3.45	3.45	0.57	0.84	0.04	1.52
CIBN	Community Investors Bancorp, Inc.	OH	131,599	0.43	5.13	3.91	3.64	0.98	1.86	0.08	0.99
RYFL	Royal Financial, Inc.	IL	138,212	0.40	1.97	4.32	3.48	0.36	1.81	1.36	1.00
HCFL	Home City Financial Corporation	OH	147,365	0.67	6.65	3.72	2.35	0.21	0.55	0.28	1.68
LOGN	Logansport Financial Corp.	IN	161,391	1.09	11.81	3.72	2.33	0.43	0.57	0.12	1.13
PFED	Park Bancorp, Inc.	IL	163,670	(1.17)	(28.58)	2.76	4.26	0.68	6.01	2.19	2.28
HARI	Harvard Illinois Bancorp, Inc.	IL	169,347	(2.63)	(24.44)	3.33	2.42	0.40	12.44	0.51	6.26
GTPS	Great American Bancorp, Inc.	IL	173,032	0.27	3.01	3.00	4.02	2.03	1.25	0.49	0.72
HLFN	Home Loan Financial Corporation	OH	177,585	1.73	14.47	5.09	2.61	0.54	0.77	0.20	1.24
AMFC	AMB Financial Corp.	IN	185,750	0.49	5.32	3.69	3.15	0.73	1.64	0.37	0.98
AJSB	AJS Bancorp, Inc.	IL	216,309	0.96	6.92	2.35	2.35	0.63	1.61	0.65	0.56

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest
- Asset size: < $750,000,000
- No Recent Acquisition Announcement

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**(0.60)**	**(5.39)**	**3.23**	**5.82**	**0.61**	**1.76**	**0.68**	**1.29**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 1.00	< 10.00	2.60 - 4.75	2.00 - 6.00	< 1.50	< 3.00	< 1.00	< 2.40
FDLB	Fidelity Federal Bancorp	IN	238,336	1.44	13.21	3.97	3.56	3.39	2.53	2.06	0.54
ASBN	ASB Financial Corp.	OH	250,377	0.38	3.99	3.35	3.21	0.81	1.39	0.05	0.71
WEIN	West End Indiana Bancshares, Inc.	IN	257,693	0.44	3.85	4.08	3.13	0.57	1.16	0.18	0.90
FFDF	FFD Financial Corporation	OH	261,542	1.05	11.67	3.85	2.36	0.56	0.71	0.00	1.06
CFBK	Central Federal Corporation	OH	307,630	0.36	3.76	3.24	3.49	0.90	0.98	0.53	2.03
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	311,923	0.77	7.09	3.53	3.79	0.66	1.49	0.93	0.47
JXSB	Jacksonville Bancorp, Inc.	IL	314,249	0.88	6.45	3.63	3.31	1.13	0.35	0.13	0.95
STBI	Sturgis Bancorp, Inc.	MI	318,156	0.44	4.19	3.64	4.12	1.65	1.99	0.48	1.11
WBKC	Wolverine Bancorp, Inc.	MI	338,671	0.56	2.83	3.66	2.74	0.31	1.63	0.14	2.51
FFWC	FFW Corporation	IN	340,656	1.22	13.29	3.56	2.56	0.77	2.13	0.63	0.90
PFOH	Perpetual Federal Savings Bank	OH	345,974	0.78	4.50	3.29	1.01	0.03	2.56	0.01	1.44
FBPI	First Bancorp of Indiana, Inc.	IN	372,524	0.34	3.28	3.11	2.99	0.83	1.37	0.73	0.63
PBSK	Poage Bankshares, Inc.	KY	411,774	0.17	1.00	4.05	4.04	0.51	0.97	0.33	0.43
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	0.60	6.24	3.28	2.62	0.44	1.09	0.03	0.66
FIRT	First BancTrust Corporation	IL	429,318	0.81	11.17	3.82	2.74	0.65	0.18	0.01	0.99
FCAP	First Capital, Inc.	IN	460,292	1.23	10.25	4.04	3.04	1.05	0.31	0.01	1.10
PBNI	Peoples Bancorp	IN	470,197	0.61	5.14	3.13	2.56	0.64	0.17	0.13	0.42
RIVR	River Valley Bancorp	IN	504,485	0.80	10.41	3.45	2.82	0.82	1.24	0.23	0.78
LPSB	Laporte Bancorp, Inc.	IN	510,597	0.83	5.02	3.20	2.42	0.44	0.81	0.06	0.73
UCBA	United Community Bancorp	IN	522,843	0.39	2.74	2.58	2.53	0.68	1.18	0.13	1.06

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest
- Asset size: < $750,000,000
- No Recent Acquisition Announcement

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**(0.60)**	**(5.39)**	**3.23**	**5.82**	**0.61**	**1.76**	**0.68**	**1.29**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 1.00	< 10.00	2.60 - 4.75	2.00 - 6.00	< 1.50	< 3.00	< 1.00	< 2.40
IROQ	IF Bancorp, Inc.	IL	540,145	0.65	4.42	2.98	2.35	0.57	0.75	0.11	0.75
WBB	Westbury Bancorp, Inc.	WI	568,695	(0.22)	(1.36)	3.44	4.44	1.03	1.33	1.08	0.72
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	0.39	3.88	3.72	3.24	0.54	0.46	0.18	1.14
CHEV	Cheviot Financial Corp.	OH	572,833	0.44	2.79	2.83	2.30	0.48	1.40	0.40	0.39
FCLF	First Clover Leaf Financial Corp.	IL	631,517	0.51	4.24	2.91	2.29	0.27	1.52	0.68	0.92
FSFG	First Savings Financial Group, Inc.	IN	708,420	0.94	6.10	3.95	3.72	0.93	0.72	0.13	0.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS
Most Recent Quarter

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**10.71**	**0.00**	**40.05**	**79.09**	**79.09**	**7.77**	**11.30**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 25.00	< 28.00	< 60.00	45.00 - 92.00	60.00 - 92.00	< 20.00	7.00 - 18.00
DSFN	DSA Financial Corporation	IN	119,600	14.83	4.66	49.05	73.58	78.24	7.53	14.48
JXSB	Jacksonville Bancorp, Inc	IL	311,888	20.81	13.28	17.07	60.25	73.53	1.68	13.49
FFNM	First Federal of Northern Michigan	MI	325,386	23.48	19.68	22.55	50.78	70.46	7.03	8.92
WBKC	Wolverine Bancorp, Inc.	MI	336,634	8.82	0.00	23.54	90.61	90.61	14.85	17.52
PBSK	Poage Bankshares, Inc.	KY	414,518	11.75	8.09	43.18	73.49	81.58	4.90	15.30
UCBA	United Community Bancorp	IN	508,970	16.47	26.61	27.22	49.05	75.66	2.95	13.91
IROQ	IF Bancorp, Inc.	IL	549,833	21.86	11.64	27.04	62.26	73.90	9.55	15.23
CZWI	Citizens Community Bancorp, Inc.	WI	571,276	9.66	6.61	39.01	79.50	86.11	9.43	10.26
FCLF	First Clover Leaf Financial Corp	IL	607,615	20.17	5.39	21.75	65.98	71.37	1.07	12.69
FSFG	First Savings Financial Group, Inc.	IN	718,478	17.93	11.56	26.37	61.41	72.98	14.18	12.46
		AVERAGE	446,420	16.58	10.75	29.68	66.69	77.44	7.32	13.43
		MEDIAN	461,744	17.20	9.83	26.70	64.12	74.78	7.28	13.70
		HIGH	718,478	23.48	26.61	49.05	90.61	90.61	14.85	17.52
		LOW	119,600	8.82	0.00	17.07	49.05	70.46	1.07	8.92

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	NEW BUFFALO SAVINGS BANK	**MI**	**89,150**	**(0.60)**	**(5.39)**	**3.23**	**5.82**	**0.61**	**1.76**	**0.68**	**1.29**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 1.00	< 10.00	2.60 - 4.75	2.00 - 6.00	< 1.50	< 3.00	< 1.00	< 2.40
DSFN	DSA Financial Corporation	IN	119,600	0.79	5.48	3.43	2.35	0.46	0.12	0.12	0.76
JXSB	Jacksonville Bancorp, Inc	IL	311,888	0.96	7.73	3.55	3.02	1.12	0.78	0.06	0.95
FFNM	First Fe of Northern Michigan Bancorp, Inc.	MI	325,386	0.94	9.61	3.27	3.22	1.25	1.53	0.60	0.44
WBKC	Wolverine Bancorp, Inc.	MI	336,634	0.80	4.21	3.69	2.35	0.52	2.73	0.10	2.37
PBSK	Poage Bankshares, Inc.	KY	414,518	0.78	4.96	4.71	3.78	0.65	1.81	0.45	0.46
UCBA	United Community Bancorp	IN	508,970	0.40	2.85	2.65	2.59	0.67	1.63	0.14	1.00
IROQ	IF Bancorp, Inc.	IL	549,833	0.62	4.27	2.97	2.32	0.55	0.77	0.08	0.75
CZWI	Citizens Community Bancorp, Inc.	WI	571,276	0.38	3.83	3.64	3.27	0.69	0.44	0.19	1.15
FCLF	First Clover Leaf Financial Corp	IL	607,615	0.57	4.66	3.01	2.27	0.33	1.41	0.64	0.92
FSFG	First Savings Financial Group, Inc.	IN	718,478	0.77	6.26	3.86	2.88	0.63	0.62	0.08	0.90
		AVERAGE	446,420	0.70	5.39	3.48	2.81	0.69	1.18	0.25	0.97
		MEDIAN	461,744	0.77	4.81	3.49	2.73	0.64	1.10	0.13	0.91
		HIGH	718,478	0.96	9.61	4.71	3.78	1.25	2.73	0.64	2.37
		LOW	119,600	0.38	2.85	2.65	2.27	0.33	0.12	0.06	0.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	NEW BUFFALO SAVINGS BANK	**NEW BUFFALO**	**MI**	**3**	-	**89,150**	**74,064**	**70,509**	0	**71,259**	**10,070**
COMPARABLE GROUP											
CZWI	Citizens Community Bancorp, Inc.	Eau Claire	WI	23	NASDAQ	571,276	550,751	462,655	147	454,525	58,621
DSFN	DSA Financial Corporation	Lawrenceburg	IN	2	NASDAQ	119,600	108,603	87,096	306	90,922	17,609
FCLF	First Clover Leaf Financial Corp	Edwardsville	IL	6	NASDAQ	607,615	549,243	406,939	12,543	510,307	77,130
FFNM	First Federal of Northern Michigan Bancorp	Alpena	MI	9	NASDAQ	325,386	304,278	163,713	1,996	271,509	29,730
FSFG	First Savings Financial Group, Inc.	Clarksville	IN	15	NASDAQ	718,478	647,639	447,696	9,575	516,970	89,509
IROQ	IF Bancorp, Inc.	Watseka	IL	6	NASDAQ	549,833	521,604	346,498	499	406,440	83,721
JXSB	Jacksonville Bancorp, Inc	Jacksonville	IL	6	NASDAQ	311,888	291,507	184,719	3,360	250,751	41,012
PBSK	Poage Bankshares, Inc.	Ashland	KY	11	NASDAQ	414,518	385,308	302,012	2,870	325,939	65,113
UCBA	United Community Bancorp	Lawrenceburg	IN	8	NASDAQ	508,970	471,716	254,848	3,641	421,094	70,788
WBKC	Wolverine Bancorp, Inc.	Midland	MI	4	NASDAQ	336,634	331,101	296,478	81	225,441	60,492
	Average			9		446,420	416,175	295,265	3,502	347,390	59,373
	Median			7		461,744	428,512	299,245	2,433	366,190	62,803
	High			23		718,478	647,639	462,655	12,543	516,970	89,509
	Low			2		119,600	108,603	87,096	81	90,922	17,609

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT											
NEW BUFFALO SAVINGS BANK	**89,150**	**10.71**	**0.00**	**79.09**	**1.29**	**0.68**	**0.00**	**1.76**	**83.08**	**87.70**	**0.32**
COMPARABLE GROUP											
DSFN DSA Financial Corporation	119,600	14.85	4.64	72.82	0.76	0.12	0.26	0.12	90.81	80.13	0.26
JXSB Jacksonville Bancorp, Inc	311,888	20.82	13.28	59.23	0.95	0.06	1.08	0.78	93.47	74.82	0.20
FFNM First Fed of Northern Michigan Bancorp, In	325,386	23.48	19.68	50.31	0.44	0.60	0.61	1.53	93.51	73.11	0.22
WBKC Wolverine Bancorp, Inc.	336,634	8.82	0.00	88.07	2.37	0.10	0.02	2.73	98.36	74.44	0.02
PBSK Poage Bankshares, Inc.	414,518	11.74	8.09	72.86	0.46	0.45	0.69	1.81	92.95	70.88	0.08
UCBA United Community Bancorp	508,970	16.47	26.61	49.05	1.00	0.14	0.00	1.63	92.68	79.60	0.12
IROQ IF Bancorp, Inc.	549,833	21.86	11.64	62.26	0.75	0.08	0.00	0.77	94.87	80.94	0.09
CZWI Citizens Community Bancorp, Inc.	571,276	9.66	6.61	79.50	1.15	0.19	0.00	0.44	96.41	85.40	0.00
FCLF First Clover Leaf Financial Corp	607,615	20.16	5.39	65.98	0.92	0.64	0.00	1.41	90.39	75.78	0.16
FSFG First Savings Financial Group, Inc.	718,478	17.93	11.56	61.41	0.90	0.08	0.00	0.62	90.14	78.56	0.00
Average	446,420	16.58	10.75	66.15	0.97	0.25	0.27	1.18	93.36	77.37	0.12
Median	461,744	17.20	9.83	64.12	0.91	0.13	0.01	1.10	93.21	77.17	0.11
High	718,478	23.48	26.61	88.07	2.37	0.64	1.08	2.73	98.36	85.40	0.26
Low	119,600	8.82	0.00	49.05	0.44	0.06	0.00	0.12	90.14	70.88	0.00
ALL THRIFTS											
Average	2,480,415	13.13	10.43	68.62	0.85	0.35	0.20	1.43	92.83	77.34	0.15
MIDWEST THRIFTS											
Average	864,707	15.61	9.51	67.07	0.96	0.47	0.31	1.68	92.32	77.64	0.18
MICHIGAN THRIFTS											
Average	2,187,311	12.78	8.42	67.41	1.56	1.01	0.62	4.01	91.85	73.32	0.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	Acc. Other Compr. Income (%)	Retained Earnings (%)	Total Equity (%)	Tier 1 Capital (%) (1)	Total Risk-Based Capital (%) (1)
SUBJECT													
NEW BUFFALO SAVINGS BANK		**79,080**	**10,070**	**79.93**	**7.77**	**1.00**	**0.00**	**11.30**	**0.00**	**11.30**	**11.30**	**NR**	**NR**
COMPARABLE GROUP													
DSFN	DSA Financial Corporation	98,678	17,323	76.20	6.90	1.97	0.00	14.93	0.03	10.09	14.93	14.88	23.78
FFNM	First Fed of Northern Michigan Bancorp,	282,618	29,021	83.26	6.99	0.44	0.00	9.31	0.04	1.70	9.31	8.77	16.68
JXSB	Jacksonville Bancorp, Inc	272,115	42,080	77.53	6.93	2.15	0.00	13.39	0.17	9.78	13.39	12.69	19.50
WBKC	Wolverine Bancorp, Inc.	279,766	58,980	66.14	15.65	0.80	0.00	17.41	0.00	13.54	17.41	16.93	21.87
PBSK	Poage Bankshares, Inc.	348,253	63,440	78.05	5.61	0.94	0.00	15.41	0.01	7.77	15.41	14.92	24.33
UCBA	United Community Bancorp	438,182	70,788	82.73	2.95	0.41	0.00	13.91	(0.00)	5.66	13.91	12.14	26.50
IROQ	IF Bancorp, Inc.	466,112	83,721	73.92	10.15	0.71	0.00	15.23	0.31	6.97	15.23	12.52	21.62
CZWI	Citizens Community Bancorp, Inc.	512,655	58,621	79.56	9.43	0.74	0.00	10.26	(0.11)	0.83	10.26	9.97	16.14
FCLF	First Clover Leaf Financial Corp	530,485	77,130	83.99	3.02	0.30	0.00	12.69	0.03	3.36	12.69	10.78	17.03
FSFG	First Savings Financial Group, Inc.	628,969	89,509	71.95	14.36	1.22	2.38	10.08	0.63	6.70	12.46	9.14	14.87
	Average	385,783	59,061	77.33	8.20	0.97	0.24	13.26	0.11	6.64	13.50	12.27	20.23
	Median	393,218	61,210	77.79	6.96	0.77	0.00	13.65	0.03	6.83	13.65	12.33	20.56
	High	628,969	89,509	83.99	15.65	2.15	2.38	17.41	0.63	13.54	17.41	16.93	26.50
	Low	98,678	17,323	66.14	2.95	0.30	0.00	9.31	(0.11)	0.83	9.31	8.77	14.87
ALL THRIFTS													
	Average	2,170,854	309,560	75.44	11.10	0.91	0.14	12.20	(0.04)	6.05	12.34	11.83	19.85
MIDWEST THRIFTS													
	Average	755,427	109,280	78.67	8.41	0.95	0.09	11.83	0.02	5.37	11.92	10.92	19.14
MICHIGAN THRIFTS													
	Average	1,885,560	301,751	76.16	9.87	1.11	0.54	11.81	0.03	4.84	12.36	11.49	18.38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
NEW BUFFALO SAVINGS BANK		**3,028**	**607**	**2,421**	**(100)**	**(15)**	**552**	**5,230**	**(2,157)**	**0**	**(2,157)**	**(541)**
COMPARABLE GROUP												
DSFN	DSA Financial Corporation	4,301	650	3,651	(70)	70	540	2,782	1,549	528	1,021	931
JXSB	Jacksonville Bancorp, Inc	11,892	1,464	10,428	240	409	3,514	9,509	4,602	1,205	3,397	3,031
FFNM	First Federal of Northern Michigan Bancorp, Inc.	9,208	1,108	8,100	284	(4)	3,330	8,609	2,533	13	2,520	2,520
WBKC	Wolverine Bancorp, Inc.	14,580	3,143	11,437	1,020	0	1,661	7,463	4,615	1,721	2,894	2,538
PBSK	Poage Bankshares, Inc.	17,591	2,129	15,462	504	232	2,292	13,291	4,191	1,147	3,044	2,756
UCBA	United Community Bancorp	15,108	2,532	12,576	280	(53)	3,397	13,228	2,412	329	2,083	2,066
IROQ	IF Bancorp, Inc.	19,041	3,232	15,809	518	(61)	3,095	12,994	5,331	1,898	3,433	3,471
CZWI	Citizens Community Bancorp, Inc.	23,974	4,289	19,685	1,545	(166)	3,903	18,374	3,503	1,309	2,194	2,160
FCLF	First Clover Leaf Financial Corp	19,319	2,519	16,800	(250)	110	2,011	13,985	5,186	1,360	3,826	3,504
FSFG	First Savings Financial Group, Inc.	27,758	3,372	24,386	1,151	122	4,440	20,217	7,580	2,018	5,562	5,384
	Average	17,608	2,643	14,965	588	65	3,071	13,074	4,439	1,222	3,217	3,048
	Median	17,591	2,532	15,462	504	0	3,330	13,228	4,602	1,309	3,044	2,756
	High	27,758	4,289	24,386	1,545	409	4,440	20,217	7,580	2,018	5,562	5,384
	Low	9,208	1,108	8,100	(250)	(166)	1,661	7,463	2,412	13	2,083	2,066
ALL THRIFTS												
	Average	83,447	20,153	63,294	2,256	1,322	18,027	55,203	25,183	7,831	17,322	17,519
MIDWEST THRIFTS												
	Average	29,222	4,828	24,394	2,943	239	10,680	28,126	4,245	(276)	4,521	6,404
MICHIGAN THRIFTS												
	Average	67,134	7,853	59,281	26,592	807	72,445	124,814	(18,872)	(6,340)	(12,532)	10,944

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	NEW BUFFALO SAVINGS BANK	**3.37**	**0.67**	**2.69**	**(0.11)**	**(0.02)**	**0.61**	**5.82**	**(2.40)**	**0.00**	**(2.40)**	**(0.60)**
COMPARABLE GROUP												
DSFN	DSA Financial Corporation	3.64	0.55	3.09	(0.06)	0.06	0.46	2.35	1.31	0.45	0.86	0.79
JXSB	Jacksonville Bancorp, Inc	3.83	0.47	3.36	0.08	0.13	1.13	3.06	1.48	0.39	1.09	0.98
FFNM	First Federal of Northern Michigan Bancorp, Inc.	3.48	0.42	3.06	0.11	(0.00)	1.26	3.26	0.96	0.00	0.95	0.95
WBKC	Wolverine Bancorp, Inc.	4.46	0.96	3.50	0.31	0.00	0.51	2.29	1.41	0.53	0.89	0.78
PBSK	Poage Bankshares, Inc.	4.47	0.54	3.93	0.13	0.06	0.58	3.38	1.06	0.29	0.77	0.70
UCBA	United Community Bancorp	2.90	0.49	2.42	0.05	(0.01)	0.65	2.54	0.46	0.06	0.40	0.40
IROQ	IF Bancorp, Inc.	3.41	0.58	2.84	0.09	(0.01)	0.56	2.33	0.96	0.34	0.62	0.62
CZWI	Citizens Community Bancorp, Inc.	4.27	0.76	3.50	0.28	(0.03)	0.69	3.27	0.62	0.23	0.39	0.38
FCLF	First Clover Leaf Financial Corp	3.08	0.40	2.68	(0.04)	0.02	0.32	2.23	0.83	0.22	0.61	0.56
FSFG	First Savings Financial Group, Inc.	3.94	0.48	3.46	0.16	0.02	0.63	2.87	1.08	0.29	0.79	0.76
	Average	3.75	0.57	3.18	0.11	0.02	0.68	2.76	1.02	0.28	0.74	0.69
	Median	3.73	0.51	3.22	0.10	0.01	0.61	2.71	1.01	0.29	0.78	0.73
	High	4.47	0.96	3.93	0.31	0.13	1.26	3.38	1.48	0.53	1.09	0.98
	Low	2.90	0.40	2.42	(0.06)	(0.03)	0.32	2.23	0.46	0.00	0.39	0.38
ALL THRIFTS												
	Average	3.74	0.61	3.13	0.09	0.03	0.83	3.05	1.05	0.33	0.72	0.73
MIDWEST THRIFTS												
	Average	3.68	0.53	3.15	0.14	0.04	0.80	3.06	0.50	(0.03)	0.53	0.74
MICHIGAN THRIFTS												
	Average	3.66	0.55	3.11	0.36	0.01	1.52	3.96	(0.88)	(0.30)	(0.59)	0.51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

	Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT								
NEW BUFFALO SAVINGS BANK	**4.04**	**0.83**	**3.21**	**3.23**	**(2.40)**	**(21.49)**	**(0.60)**	**(5.39)**
COMPARABLE GROUP								
FFNM First Federal of Northern Michigan Bancorp	3.95	0.62	3.33	3.53	0.77	7.09	0.77	7.09
JXSB Jacksonville Bancorp, Inc.	4.15	0.64	3.51	3.63	0.95	6.97	0.88	6.45
WBKC Wolverine Bancorp, Inc.	4.57	1.38	3.19	3.66	0.56	2.83	0.56	2.83
WAYN Wayne Savings Bancshares, Inc.	3.84	0.59	3.25	3.28	0.60	6.24	0.60	6.24
LPSB Laporte Bancorp, Inc.	3.91	0.90	3.01	3.20	0.86	5.24	0.83	5.02
UCBA United Community Bancorp	3.12	0.58	2.54	2.58	0.38	2.72	0.39	2.74
IROQ IF Bancorp, Inc.	3.58	0.70	2.88	2.98	0.63	4.29	0.65	4.42
CZWI Citizens Community Bancorp, Inc.	3.30	0.81	2.49	3.72	0.32	3.22	0.39	3.88
FCLF First Clover Leaf Financial Corp.	3.36	0.53	2.83	2.91	0.52	4.32	0.51	4.24
FSFG First Savings Financial Group, Inc.	3.52	0.62	2.90	3.95	0.99	6.39	0.94	6.10
Average	3.73	0.74	2.99	3.34	0.66	4.93	0.65	4.90
Median	3.71	0.63	2.96	3.41	0.62	4.78	0.63	4.72
High	4.57	1.38	3.51	3.95	0.99	7.09	0.94	7.09
Low	3.12	0.53	2.49	2.58	0.32	2.72	0.39	2.74
ALL THRIFTS								
Average	3.77	1.04	2.73	2.86	0.72	5.86	0.63	5.11
MIDWEST THRIFTS								
Average	3.68	0.71	2.97	3.08	0.53	4.20	0.75	5.92
MICHIGAN THRIFTS								
Average	3.72	0.53	3.19	3.28	(0.59)	(4.10)	0.51	3.58

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RESERVES AND SUPPLEMENTAL DATA

	RESERVES AND SUPPLEMENTAL DATA				
	Reserves/ Gross Loans (%)	Reserves/ NPA (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT					
NEW BUFFALO SAVINGS BANK	**1.57**	**72.92**	**0.17**	**(78.74)**	**NM**
COMPARABLE GROUP					
DSFN DSA Financial Corporation	1.03	623.45	0.01	NM	34.09
JXSB Jacksonville Bancorp, Inc	1.57	121.15	0.38	34.78	26.18
FFNM First Federal of Northern Michigan Bancorp	0.86	28.79	0.21	87.12	0.51
WBKC Wolverine Bancorp, Inc.	2.61	86.76	0.22	159.38	37.29
PBSK Poage Bankshares, Inc.	0.63	25.43	0.18	100.60	27.37
UCBA United Community Bancorp	1.99	61.09	0.27	40.52	13.64
IROQ IF Bancorp, Inc.	1.19	97.34	0.09	181.12	35.60
CZWI Citizens Community Bancorp, Inc.	1.41	259.29	0.28	120.42	37.37
FCLF First Clover Leaf Financial Corp	1.37	64.93	(0.06)	113.64	26.22
FSFG First Savings Financial Group, Inc.	1.44	144.04	0.15	171.28	26.62
Average	1.41	151.23	0.17	112.10	26.49
Median	1.39	92.05	0.20	113.64	27.00
High	2.61	623.45	0.38	181.12	37.37
Low	0.63	25.43	(0.06)	34.78	0.51
ALL THRIFTS					
Average	1.19	90.25	0.19	88.26	6.22
MIDWEST THRIFTS					
Average	1.38	87.51	0.29	80.09	7.52
MICHIGAN THRIFTS					
Average	1.99	47.07	0.28	115.18	17.93

EXHIBIT 45

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 46

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

NEW BUFFALO SAVINGS BANK

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	17.71	16.66	14.25	15.83
Price to core earnings	P/CE	NM	18.71	18.32	14.28	16.61
Price to book value	P/B	61.20%	87.06	82.20	80.97	96.56
Price to tangible book value	P/TB	61.20%	92.10	91.56	92.97	98.76
Price to assets	P/A	8.49%	11.90	12.07	9.11	11.05

Pre conversion earnings	(Y)	$ (2,157,000)	For the twelve months ended March 31, 2015
Pre conversion core earnings	(CY)	$ (541,000)	
Pre conversion book value	(B)	$ 7,029,000	At March 31, 2015
Pre conversion tang. book value	(TB)	$ 7,029,000	
Pre conversion assets	(A)	$ 86,109,000	

Conversion expense	(X)	14.74%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	3.39%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	10
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.36%			
Investment rate of return, net	(RR)	0.90%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ NM

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 7,800,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 7,800,000

VALUATION CORRELATION AND CONCLUSIONS:

	Price per Share	Public Shares Sold	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint	**$10.00**	**780,000**	**$7,800,000**	**0**	**780,000**	**$7,800,000**
Minimum	$10.00	663,000	$6,630,000	0	663,000	$6,630,000
Maximum	$10.00	897,000	$8,970,000	0	897,000	$8,970,000
Maximum, as adjusted	$10.00	1,031,550	$10,315,500	0	1,031,550	$10,315,500

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF MAY 13, 2015
FINANCIAL DATA/ALL RATIOS MOST RECENT FOUR QUARTERS

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (X)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
NEW BUFFALO SAVINGS BANK															
Appraised value - midpoint	**7,800**	**10.00**	**0.12**	**16.34**	**NM**	**61.20**	**8.49**	**61.20**	**NM**	**0.00**	**0.00**	**0.00**	**13.88**	**(0.49)**	**(3.56)**
Minimum	6,630	10.00	0.15	17.67	NM	56.59	7.30	56.59	NM	0.00	0.00	0.00	12.90	(0.50)	(3.84)
Maximum	8,970	10.00	0.10	15.35	NM	65.10	9.66	65.10	NM	0.00	0.00	0.00	14.83	(0.49)	(3.32)
Maximum, as adjusted	10,316	10.00	0.08	14.50	NM	68.97	10.97	68.97	NM	0.00	0.00	0.00	15.91	(0.49)	(3.09)
ALL THRIFTS (178)															
Average	284,989	19.22	1.06	19.72	16.06	95.72	12.31	103.06	16.90	0.22	1.35	22.50	12.65	0.73	5.97
Median	54,844	14.60	0.72	15.86	15.79	92.55	11.54	97.84	16.13	0.15	0.94	13.35	11.89	0.54	4.36
MICHIGAN THRIFTS (6)															
Average	176,941	104.34	3.74	76.23	14.25	80.97	9.11	92.97	14.28	0.09	0.62	12.05	12.02	0.70	5.76
Median	45,962	11.40	0.67	14.15	15.83	96.56	11.05	98.76	16.61	0.12	0.93	17.78	10.69	0.51	4.58
COMPARABLE GROUP (10)															
Average	51,030	15.74	0.98	18.01	17.71	87.06	11.90	92.10	18.71	0.25	1.90	33.95	13.52	0.70	5.39
Median	55,481	14.08	0.69	16.34	16.66	82.20	12.07	91.56	18.32	0.22	1.35	24.43	13.53	0.77	4.81
COMPARABLE GROUP															
CZWI Citizens Community Bancorp, Inc.	46,454	9.05	0.43	11.42	21.17	79.24	8.13	79.44	21.51	0.40	4.42	93.58	10.26	0.38	3.83
DSFN Dsa Financial Corporation	16,516	9.89	0.61	10.54	16.18	93.79	13.81	95.45	17.74	0.40	4.04	65.43	14.72	0.79	5.48
FCLF First Clover Leaf Financial Corp	62,012	8.85	0.55	11.01	16.21	80.40	10.21	96.01	17.70	0.24	2.71	43.95	12.69	0.57	4.66
FFNM First Federal Of Northern Michigan	24,151	6.48	0.68	7.98	9.58	81.23	7.42	87.08	9.58	0.08	1.23	11.83	9.14	0.94	9.61
FSFG First Savings Financial Group, Inc.	68,676	29.10	2.36	37.93	12.35	76.73	9.56	85.92	12.76	0.11	0.38	4.67	12.46	0.77	6.26
IROQ If Bancorp, Inc.	79,959	16.62	0.71	17.40	23.29	95.51	14.54	96.08	23.04	0.05	0.30	7.01	15.23	0.62	4.27
JXSB Jacksonville Bancorp, Inc	41,473	22.80	1.87	22.55	12.21	101.12	13.30	110.15	13.68	0.32	1.40	17.14	13.15	0.96	7.73
PBSK Poage Bankshares, Inc.	52,097	15.45	0.90	19.31	17.11	80.01	12.57	83.70	18.90	0.20	1.29	22.16	15.71	0.78	4.96
UCBA United Community Bancorp	58,865	12.70	0.45	15.27	28.26	83.16	11.57	87.67	28.49	0.12	0.94	26.70	13.91	0.40	2.85
WBKC Wolverine Bancorp, Inc.	60,102	26.50	1.28	26.67	20.77	99.36	17.85	99.49	23.68	0.60	2.26	47.02	17.97	0.80	4.21

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 48

PROJECTED EFFECT OF CONVERSION PROCEEDS
NEW BUFFALO SAVINGS BANK
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$ 6,630,000
Less: Estimated offering expenses	1,150,000
Net offering proceeds	$ 5,480,000

2. Generation of Additional Income

Net offering proceeds	$ 5,480,000
Less: Stock-based benefit plans [2]	795,600
Net offering proceeds invested	$ 4,684,400
Investment rate, after taxes	0.90%
Earnings increase - return on proceeds invested	$ 42,047
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings, net of taxes	17,503
Less: Stock-based incentive plan expense, net of taxes	35,006
Less: Option expense, net of applicable taxes	20,565
Net earnings increase (decrease)	$ (31,028)

3. Comparative Pro Forma Earnings

	Net	Core
Before conversion - 12 months ended 3/31/15	$ (2,157,000)	$ (541,000)
Net earnings increase (decrease)	(31,028)	(31,028)
After conversion	$ (2,188,028)	$ (572,028)

4. Comparative Pro Forma Net Worth [3]

	Total	Tangible
Before conversion - 3/31/15	$ 7,029,000	$ 7,029,000
Net cash conversion proceeds	4,684,400	4,684,400
MHC consolidation	0	0
After conversion	$ 11,713,400	$ 11,713,400

5. Comparative Pro Forma Assets

Before conversion - 3/31/15	$ 86,109,000
Net cash conversion proceeds	4,684,400
MHC consolidation	0
After conversion	$ 90,793,400

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 49

PROJECTED EFFECT OF CONVERSION PROCEEDS
NEW BUFFALO SAVINGS BANK
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	7,800,000
Less: Estimated offering expenses		1,150,000
Net offering proceeds	$	6,650,000

2. Generation of Additional Income

Net offering proceeds	$	6,650,000
Less: Stock-based benefit plans [2]		936,000
Net offering proceeds invested	$	5,714,000
Investment rate, after taxes		0.90%
Earnings increase - return on proceeds invested	$	51,289
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		20,592
Less: Stock-based incentive plan expense, net of taxes		41,184
Less: Option expense, net of applicable taxes		24,194
Net earnings increase (decrease)	$	(34,682)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 3/31/15	$	(2,157,000)	$	(541,000)
Net earnings increase		(34,682)		(34,682)
After conversion	$	(2,191,682)	$	(575,682)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 3/31/15	$	7,029,000	$	7,029,000
Net cash conversion proceeds		5,714,000		5,714,000
MHC consolidation		0		0
After conversion	$	12,743,000	$	12,743,000

5. Comparative Pro Forma Assets

Before conversion - 3/31/15	$	86,109,000
Net cash conversion proceeds		5,714,000
MHC consolidation		0
After conversion	$	91,823,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 50

PROJECTED EFFECT OF CONVERSION PROCEEDS
NEW BUFFALO SAVINGS BANK
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	8,970,000
Less: Estimated offering expenses		1,150,000
Net offering proceeds	$	7,820,000

2. Generation of Additional Income

Net offering proceeds	$	7,820,000
Less: Stock-based benefit plans [2]		1,076,400
Net offering proceeds invested	$	6,743,600
Investment rate, after taxes		0.90%
Earnings increase - return on proceeds invested	$	60,531
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		23,681
Less: Stock-based incentive plan expense, net of taxes		47,362
Less: Option expense, net of applicable taxes		27,824
Net earnings increase (decrease)	$	(38,335)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 3/31/15	$	(2,157,000)	$	(541,000)
Net earnings increase		(38,335)		(38,335)
After conversion	$	(2,195,335)	$	(579,335)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 3/31/15	$	7,029,000	$	7,029,000
Net cash conversion proceeds		6,743,600		6,743,600
MHC consolidation		0		0
After conversion	$	13,772,600	$	13,772,600

5. Comparative Pro Forma Assets

Before conversion - 3/31/15	$	86,109,000
Net cash conversion proceeds		6,743,600
MHC consolidation		0
After conversion	$	92,852,600

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 51

PROJECTED EFFECT OF CONVERSION PROCEEDS
NEW BUFFALO SAVINGS BANK
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	10,315,500
Less: Estimated offering expenses		1,150,000
Net offering proceeds	$	9,165,500

2. Generation of Additional Income

Net offering proceeds	$	9,165,500
Less: Stock-based benefit plans [2]		1,237,860
Net offering proceeds invested	$	7,927,640
Investment rate, after taxes		0.90%
Earnings increase - return on proceeds invested	$	71,158
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		27,233
Less: Stock-based incentive plan expense, net of taxes		54,466
Less: Option expense, net of applicable taxes		31,997
Net earnings increase (decrease)	$	(42,537)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 3/31/15	$	(2,157,000)	$	(541,000)
Net earnings increase		(42,537)		(42,537)
After conversion	$	(2,199,537)	$	(583,537)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 3/31/15	$	7,029,000	$	7,029,000
Net cash conversion proceeds		7,927,640		7,927,640
MHC consolidation		0		0
After conversion	$	14,956,640	$	14,956,640

5. Comparative Pro Forma Assets

Before conversion - 3/31/15	$	86,109,000
Net cash conversion proceeds		7,927,640
MHC consolidation		0
After conversion	$	94,036,640

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 52

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

NEW BUFFALO SAVINGS BANK

	New Buffalo Savings Bank		Premium or (discount) from comparable group.	
			Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	61.21 %	*	-29.69%	-25.53%
Price/assets	8.49 %		-28.59%	-29.60%
Price/tangible book value	61.21 %		-33.54%	-33.15%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	56.60 %	*	-34.98%	-31.14%
Price/assets	7.30 %		-38.61%	-39.48%
Price/tangible book value	56.60 %		-38.54%	-38.18%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	65.13 %	*	-25.19%	-20.76%
Price/assets	9.66 %		-18.79%	-19.94%
Price/tangible book value	65.13 %		-29.28%	-28.87%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	68.97 %	*	-20.77%	-16.09%
Price/assets	10.97 %		-7.78%	-9.09%
Price/tangible book value	68.97 %		-25.11%	-24.67%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since our inception in 1985, we have provided a wide range of consulting services to over 250 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies from Oregon to Maine.

Services offered by Keller & Company include the preparation of stock and ESOP valuations, fairness opinions, business and strategic plans, capital plans, financial models and projections, market studies, de novo charter and deposit insurance applications, incentive compensation plans, compliance policies, lending, underwriting and investment criteria, and responses to regulatory comments. Keller & Company also serves as advisor in merger/acquisition, deregistration, going private, secondary offering and branch purchase/sale transactions. Keller & Company is additionally active in loan review, director and management review, product analysis and development, performance analysis, compensation review, policy development, charter conversion, data processing, information technology systems, and conference planning and facilitation.

Keller & Company is one of the leading thrift conversion appraisal firms in the United States. We have on-line access to current and historical financial, organizational and demographic data for every financial institution and financial institution holding company in the United States and daily pricing data and ratios for all publicly traded financial institutions.

Keller & Company is an approved appraiser for filing with the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and numerous state government agencies, and is also approved by the Internal Revenue Service as an expert in financial institution stock valuations. We are an affiliate member of numerous trade organizations including the American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years of front line experience and accomplishment in various areas of the financial institution, regulatory and real estate sectors, offering clients distinct and diverse areas of expertise. It is the goal of Keller & Company to provide specific and ongoing relationship-based services that are pertinent, focused and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading and most recognized financial institution consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

SUSAN H. O'DONNELL has twenty years of experience in the finance and accounting areas of the banking industry.

At the start of her career, Ms. O'Donnell worked in public accounting for Coopers & Lybrand in Cincinnati and earned her CPA. Her clients consisted primarily of financial institutions and health care companies.

Ms. O'Donnell then joined Empire Bank of America in Buffalo, New York. During her five years with Empire, Ms. O'Donnell progressed to the level of Vice President and was responsible for SEC, FHLB and internal financial reporting. She also coordinated the offering circular for its initial offering of common stock.

Ms. O'Donnell later joined Banc One Corporation where she worked for eleven years. She began her career at Banc One in the Corporate Accounting Department where she was responsible for SEC, Federal Reserve and investor relations reporting and coordinated the offering documents for stock and debt offerings. She also performed acquisition work including regulatory applications and due diligence and established accounting policies and procedures for all affiliates. Ms. O'Donnell later moved within Banc One to the position of chief financial officer of the Personal Trust business responsible for $225 million in revenue. She then provided leadership as the Director of Personal Trust Integration responsible for various savings and revenue enhancements related to the Bank One/First Chicago merger.

Ms. O'Donnell graduated from Miami University with a B.S. in Business. She also completed the Leading Strategic Change Program at The Darden School of Business and the Banc One Leadership Development Program.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

June 1, 2015
Date

Conversion Appraiser

Michael R. Keller

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, New Buffalo Savings Bank, in the amount of $35,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 1st day of June 2015.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

RICHARD D. BRINGARDNER
Notary Public, State of Ohio
My Commission has no expiration date
Section 147.03 R.C.